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As filed with the Securities and Exchange Commission on October 8, 2004

Registration No. 333-118750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUELINX HOLDINGS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5031	77-0627356
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Barbara V. Tinsley, Esq.
General Counsel and Secretary
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Ph: (212) 558-4000 Fax: (212) 558-3588

        Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated October 8, 2004.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

          Shares

BlueLinx Holdings Inc.

Common Stock

        This is an initial public offering of shares of common stock of BlueLinx Holdings Inc. All of the             shares of common stock are being sold by the company.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . BlueLinx intends to apply for listing of the common stock on the New York Stock Exchange under the symbol "BXC".

        See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to BlueLinx	$	$

        To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from BlueLinx at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on             , 2004.

Goldman, Sachs & Co.	Morgan Stanley
Credit Suisse First Boston	Lehman Brothers

Prospectus dated                 , 2004.

(Artwork to be filed by amendment).

MARKET SHARE, RANKING AND OTHER DATA

        In this prospectus, we refer to information regarding market data obtained from internal sources, publicly available information and industry publications. Unless otherwise noted, market data is based on internal management estimates for 2003 and is an approximation.

        We measure market share based on the data published annually by Home Channel News, or HCN. We define market share as our sales as a percentage of the reported sales of the firms on HCN's list, as adjusted to eliminate firms that do not compete with us and, for certain firms, the portion of their sales attributable to businesses that do not compete with us.

TRADEMARKS AND TRADE NAMES

        This prospectus includes trade names and trademarks of other companies. Our use or display of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

PROSPECTUS SUMMARY

        The following summary highlights selected information from this prospectus. It does not contain all the information that you should consider in making an investment decision and should be read together with the more detailed information appearing elsewhere in this prospectus, including "Risk Factors" and the financial statements and related notes.

        References to (1) fiscal 2003 refer to the 53-week period ended January 3, 2004, (2) fiscal 2002 refer to the 52-week period ended December 28, 2002 and (3) fiscal 2001 refer to the 52-week period ended December 29, 2001.

Our Company

        We are the largest distributor of building products in the United States. We operate in all of the major metropolitan areas in the United States and distribute over 10,000 products to more than 11,700 customers through our network of 63 warehouses and third-party operated warehouses. We distribute products in two principal categories: structural products and specialty products. Structural products, which represented approximately 55% of our fiscal 2003 net sales, include plywood, oriented strand board, or OSB, lumber and other wood products primarily used for structural support, walls and flooring in residential construction projects. Specialty products, which represented approximately 45% of our fiscal 2003 net sales, include roofing, insulation, moulding, engineered wood products, vinyl products (used primarily in siding) and metal products.

        Our customers include building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. We purchase our products from over 750 vendors and serve as a national distributor for a number of our suppliers. We distribute products through our owned fleet of 900 trucks and over 1,200 trailers, as well as by common carrier.

        Our net income was $29.3 million in fiscal 2001, and increased to $56.2 million in fiscal 2003. Net income for the six months ended July 3, 2004 on a pro forma basis, as adjusted to reflect the acquisition and offering transactions, has further increased to $61.3 million. These improvements are the result of increases in sales and gross profit margins. During the six months ended July 3, 2004, net sales increased by 48%, unit sales by 10.6% and gross profit by 68% compared to the same period in 2003.

Industry Overview

        We participate primarily in the U.S. building products' two-step distribution market. Within this market, distributors, such as ourselves, generally buy building products from manufacturers and sell these products to industrial users or to building materials dealers and retailers, who in turn sell the products directly to the ultimate end-user of the product. End-users of building products generally operate in five principal markets: (1) new home construction; (2) repair and remodeling; (3) manufactured housing; (4) non-residential construction; and (5) industrial users.

        We estimate the size of the U.S. two-step building products distribution industry at $39 billion in 2003. This industry is highly fragmented, with the top four industry participants comprising 31% of the market in 2003 and more than 100 other competitors comprising the remaining 69%. Our market share of 10.9% in 2003 was the largest in the industry. We measure market share based on data published annually by Home Channel News, or HCN. We define market share as our sales as a percentage of the reported sales of the firms on HCN's list, as adjusted to eliminate firms that do not compete with us and, for certain firms, the portion of their sales attributable to businesses that do not compete with us.

        Based on the third-party data below and our experience in the building products distribution industry, we believe the following industry conditions and trends will benefit our business:

  •
  Increased market share opportunity for national distributors.  We believe that national building products distributors, such as ourselves, will gain market share due to the significant economies of scale they can employ to better serve their customer base. National distributors, such as ourselves, also are able to provide manufacturers with greater access to sales and distribution resources. We believe that our ability to benefit from these competitive advantages will enable us to continue to increase our market share.

  •
  Fragmented industry with consolidation opportunities.  We believe that the highly fragmented nature of our industry will lead to consolidation, since larger distributors can more cost-effectively and efficiently meet the needs of customers and vendors. We believe that having a publicly traded acquisition currency will be useful to us in pursuing acquisitions. As the largest independent nationwide distributor with a centralized platform, we believe we are well positioned to take advantage of acquisition opportunities and benefit from industry consolidation.

  •
  End-user focus on reducing inventories and improving supply-chain efficiency.  As end-users reduce their inventory levels, they increasingly rely on distributors to deliver a broader and deeper range of products on a more frequent and timely basis. End-users also seek to increase the number of products delivered in a truckload, thereby reducing the number of truckload deliveries to their facilities. We believe that the breadth and depth of our product portfolio, our ability to take advantage of our national network and scale, and the value-added marketing, packaging and transportation services we provide to our customers effectively position us to benefit from these industry trends.

  •
  Secular growth of new housing market.  Homeownership Alliance projects that new housing starts will average between 1.8 million and 2.2 million units through 2013, fueled primarily by demographic trends. According to RISI, the size of new homes is also increasing, with new homes built in 2003 more than 10% larger than homes constructed in 1993; we believe that this trend should also help increase demand for building products. Approximately 50% of our net sales are derived from new housing starts.

  •
  Relative stability of the repair and remodeling market.  As mortgage rates increase, homeowners have historically invested in remodeling their existing homes instead of moving into new homes. We believe that we are well-positioned to benefit from the relative stability in this segment since approximately 15% of our net sales are derived from this market.

  •
  Recovery in industrial, manufactured housing and nonresidential markets.  We estimate that approximately 35% of our fiscal 2003 net sales were attributable to industrial, manufactured housing and non-residential construction markets. Based on RISI data weighted to reflect the sectors in which our business operates, these sectors are expected to grow at rates of 5% in 2005, 6% in 2006 and 12% in 2007.

  •
  Increase in imports of building products.  Over the past five years, there has been a significant increase in imports of building products from low-cost producing countries. Our centralized business model allows us to provide the sales and marketing infrastructure and distribution capabilities that foreign manufacturers need.

Our Business Strategy

        Our mission is to create cost-effective, value-added supply-chain solutions for our customers and vendors. We believe this approach enhances our industry-leading position and maximizes shareholder value. We seek to achieve this objective by implementing the following strategies:

        Continue to organically grow our unit volumes and revenues.    We intend to continue to organically grow our unit volumes and revenues by further penetrating our customer base, capturing new customer opportunities and broadening our product and service offerings through our existing distribution channels. We intend to expand our business into adjacent markets. We also believe we can grow sales to industrial users of building materials by taking full advantage of our distribution network to deliver products directly to them. Our year-over-year unit volume growth over the 12 months ended July 3, 2004 is estimated to be 8.5% and has significantly outpaced overall market growth. We believe this growth is the result of our disciplined consultative selling process. We work with customers on an individual basis to identify and implement opportunities to reduce their costs and improve their business results. Through this process, we become a more valuable supplier and earn a greater share of the customer's business. We plan to continue this process both with existing customers and products, and with new customers and new products.

        Selectively pursue strategic acquisitions.    We plan to be a leader in the consolidation of the highly fragmented building products distribution industry. Our acquisition strategy will be to selectively pursue acquisitions that would further expand our product offering and customer base. We intend to focus on acquisitions of small and medium-sized regional operators at prices that generate attractive returns on invested capital. We intend to fund future acquisitions through one or more of our internal cash resources, borrowings under our revolving credit facility, future financings and the issuance of equity securities to sellers of businesses we acquire or to the public.

        Expand our product portfolio and service offerings.    We plan to extend our product and service offerings to generate increased revenue. As a newly independent distributor, we have started to build relationships with new vendors who did not do business with us while we were owned by Georgia-Pacific. We are working with vendors on expanded supplies and assortments of structural products including OSB, fir plywood, imported pine plywood, sub-flooring and specialty products including siding and various grades of hardwood plywood.

        Absorb the costs of growth into our existing infrastructure.    Our existing infrastructure can accommodate substantial additional growth. Accordingly, we believe that we have the capacity to support unit volume growth without incurring a proportional increase in our fixed costs and capital expenditure requirements. For example, we operate most of our facilities at approximately one and one-half shifts a day; significant additional volume can be handled by expanding the number of shifts worked with little increase in infrastructure costs. As we expand our penetration of customers, the additional selling and administrative resources required to handle the orders is limited. Additionally, our information systems and other support services (accounting and other administrative areas) have the capacity to support significant additional volume with limited incremental expenses. We estimate that our ability to absorb unit growth in our existing infrastructure will enable us to derive operating margins on incremental volume growth of more than double the level of our ongoing operating margins.

        Further enhance operating margins and inventory management.    We intend to continue to improve our operating margins by implementing several productivity and efficiency initiatives. These include a new pricing software initiative that is expected to improve our sales force productivity and gross margins, as well as several other initiatives designed to improve our inventory management, vehicle routing and the efficiencies of other centralized processes.

        We face risks in the implementation of our business strategy. For example, we operate in a highly competitive industry. In addition, demand and prices for building products are driven primarily by factors outside of our control, such as general economic and political conditions, interest rates, the construction, repair and remodeling and industrial markets, weather and population growth. The supply of building products fluctuates based on available manufacturing capacity, and excess capacity in the industry can result in significant declines in market prices for these products. Furthermore, we have not completed any acquisitions to date and may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. We also may be restricted by the amount and the terms of our indebtness from implementing our strategy. We discuss all of the foregoing risks under "Risks Factors" in more detail.

Our History

        Prior to May 7, 2004, we were a division of Georgia-Pacific. The division commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-Pacific's plywood. From 1994 through 1997, Georgia-Pacific invested over $400 million of capital to restructure the division and enable it to (i) reduce its network of warehouses from 134 locally managed warehouses into a network of 63 larger, more efficient and centrally managed distribution points, (ii) build a centralized information technology platform and (iii) implement centralized purchasing and pricing decision-making while maintaining a meaningful local sales and operating presence. Since 2000, the division and we have implemented several additional initiatives that have increased gross margins, rationalized our cost structure, established coordinated business processes and improved customer service. On May 7, 2004, Georgia-Pacific sold the division to ABP Distribution Holdings Inc., or ABP, a new company owned by Cerberus Capital Management, L.P., a private, New York-based investment firm, and members of our management team. ABP subsequently merged into BlueLinx Holdings Inc., or BlueLinx. At the closing, ABP, our predecessor entity, paid an aggregate purchase consideration of approximately $773 million. Based on our calculation, we are obligated to make a final working capital settlement payment of $47.2 million to Georgia-Pacific, plus 4% interest per annum from the closing date of the acquisition. The acquisition was funded with net proceeds of $476.0 million from drawings under our revolving credit facility, net proceeds of $97.0 million from our term loan, proceeds of $100.0 million from a mortgage loan payable to ABPMC LLC, or ABPMC, an affiliate of Cerberus, proceeds of $95.0 million from the issuance of preferred stock and proceeds of $5.0 million from the issuance of common stock. In addition, we paid debt issue costs of $12.0 million and $3.0 million for our revolving credit facility and our term loan facility, respectively.

Our Sponsor

        Cerberus Capital Management, L.P., or Cerberus, is a New York-based global private investment firm which, together with its affiliates, manages in excess of $14 billion of capital.

Our Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 4300 Wildwood Parkway, Atlanta, Georgia 30339, and our telephone number at those offices is (770) 953-7000.

The Offering

Common stock offered by BlueLinx	shares
Common stock to be outstanding immediately after this offering	shares
Common stock to be held by Cerberus immediately after this offering	shares
Use of proceeds
We will receive net proceeds from the offering of approximately $ million (approximately $ million if the underwriters exercise in full their option to purchase up to additional shares). We intend to use the net proceeds from the offering (i) to repay our operating company's $100 million term loan plus accrued and unpaid interest thereon, (ii) to redeem up to $35 million of our series A preferred stock and pay all accrued and unpaid dividends thereon and (iii) for general corporate purposes.

Concurrently with this offering, we intend to obtain from a third party (i) a new mortgage loan and (ii) a loan, or our mezzanine financing, to a wholly owned subsidiary that will hold the equity of the entities that own our real estate properties, in the aggregate amount of $165 million. The new mortgage will be secured by our 61 wholly-owned warehouses. The mezzanine loan will be secured by the membership interests held by our wholly-owned direct subsidiary in our consolidated subsidiaries that own our real estate properties. See "Description of Certain Indebtedness—Mortgage and Mezzanine Financing."

Proceeds from the new financings will be used to (i) repay our existing $100 million of mortgage debt plus accrued and unpaid interest thereon and (ii) redeem the remaining series A preferred stock and pay all accrued and unpaid dividends thereon.

As described under "Use of Proceeds," Cerberus and its affiliates will receive out of the proceeds of this offering and the new financings an aggregate of $289 million plus accrued and unpaid interest and dividends.

Our board of directors, including those directors with relationships to Cerberus, unanimously voted to approve the offering and the other transactions contemplated in this prospectus. We discuss the relationships of some of our directors with Cerberus under "Certain Relationships and Related Transactions—Non-Independent Directors."

Dividend policy
We intend to pay dividends on our common stock at the quarterly rate of $ per share. Future dividends will be subject to certain considerations discussed under "Risk Factors — Risks Related to the Offering — We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends" and "Dividend Policy."
Proposed New York Stock Exchange symbol	"BXC"
Risk factors
For a discussion of risks relating to our company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of             , 2004 and excludes:

  •
  shares subject to options unvested as of             , 2004 and having a weighted average exercise price of $             per share; and

  •
  additional shares reserved as of             , 2004 for future issuance under our stock-based compensation plans.

        Except where we state otherwise, the information we present in this prospectus assumes no exercise by the underwriters of the option granted by us to purchase additional shares in this offering, and has been adjusted to reflect:

  •
  a             -for-             split of the common stock to occur prior to the closing of this offering; and

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws prior to the closing of this offering.

Summary Consolidated Historical and Pro Forma Financial Data

        The following table provides a summary of our consolidated historical financial, pro forma and other financial data. On May 7, 2004, our operating company acquired the operating assets of the division and we acquired its real estate assets. We refer to these transactions, together with the issuance of equity and the related financings, as the "acquisition transactions." The financial statements prior to May 7, 2004 are referred to as "pre-acquisition period" financial statements.

        The summary consolidated historical financial data for fiscal 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of the division included elsewhere in this prospectus. We have derived the summary historical consolidated financial data at July 3, 2004 and for the period from inception (March 8, 2004) to July 3, 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that, in our opinion, are necessary for a fair presentation of our results for such period. We have derived the summary historical consolidated financial data for the period from January 4, 2004 to May 7, 2004 and for the six months ended June 28, 2003 from the division's unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that, in our opinion, are necessary for a fair presentation of the division's results for such periods. The results of operations for the interim periods are not necessarily indicative of results for the full year or any future period.

        The unaudited condensed consolidated pro forma statements of operations for the year ended January 3, 2004 and for the six months ended July 3, 2004 give pro forma effect, in each case as if they occurred on December 29, 2002, to:

  •
  the acquisition transactions,

  •
  a       -for-       split of our common stock to occur prior to the consummation of this offering,

  •
  the following transactions, which we refer to collectively as the "offering transactions":

  •
  the sale by us of             shares of common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus,

  •
  the refinancing of our current mortgage with our new mortgage and mezzanine financing obtained by us and our subsidiaries, and

  •
  the application of the net proceeds of this offering and of our new mortgage and mezzanine financing obtained by us and our subsidiaries as described under "Use of Proceeds."

        The unaudited pro forma as adjusted consolidated balance sheet at July 3, 2004 gives effect to the offering transactions, in each case as if they had occurred on July 3, 2004.

        The unaudited pro forma as adjusted condensed data do not necessarily reflect what our results of operations or financial position would have been had these transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

        The acquisition of the assets of the division was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amounts reflected herein, and those differences could be significant.

        The following table should be read in conjunction with "Capitalization," "Selected Consolidated Historical Financial Data," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the consolidated historical financial statements and accompanying notes thereto included elsewhere in this prospectus.

	BlueLinx	Pre-acquisition Period					Pro Forma As Adjusted(1)
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001	Six Months Ended July 3, 2004		Year Ended January 3, 2004
	(unaudited)	(unaudited)	(unaudited)				(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$955,612	$1,885,334	$1,910,907	$4,271,842	$3,734,029	$3,768,700		$2,840,946		$4,271,842
Cost of sales	866,203	1,658,123	1,722,398	3,814,375	3,370,995	3,395,184		2,520,288		3,818,687

Gross profit	89,409	227,211	188,509	457,467	363,034	373,516		320,658		453,155
Operating expenses:
Selling, general and administrative	62,292	139,203	159,284	346,585	295,492	298,576		197,823		359,904
Depreciation and amortization	2,317	6,175	9,948	19,476	21,757	26,747		7,672		15,638

Total operating expenses	64,609	145,378	169,232	366,061	317,249	325,323		205,494		375,542

Operating income	24,800	81,833	19,277	91,406	45,785	48,193		115,164		77,613
Non-operating expenses (income):
Interest expense	6,620	—	—	—	—	—		14,164		26,500
Other expense (income), net	(174)	614	(5)	376	348	448		440		376

Income before provision for income taxes	18,354	81,219	19,282	91,030	45,437	47,745		100,560		50,737
Provision for income taxes	7,158	30,782	7,404	34,877	17,597	18,470		39,218		19,788

Net income	11,196	$50,437	$11,878	$56,153	$27,840	$29,275		$61,342		$30,950

Less: Preferred stock dividends	1,484

Net income applicable to common stockholders	$9,712							$61,342		$30,950

Basic weighted average number of common shares outstanding	20,000
Basic net income per share applicable to common stock	$0.49						$		$
Diluted weighted average number of common shares outstanding	20,000
Diluted net income per share applicable to common stock	$0.49						$		$
Other Financial Data:
Capital expenditures	$140	$1,378	$2,035	$5,404	$3,596	$817	$		$
EBITDA(2)	$27,291	$87,394	$29,230	$110,506	$67,194	$74,492		$122,396		$92,875

	At July 3, 2004
	Actual	Pro Forma As Adjusted(1)
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,902	$32,902
Working capital(3)	607,154	607,154
Total assets	1,292,445	1,292,445
Total debt(4)	692,802	657,802
Shareholders' equity	111,591	146,591

(1)
Reflects the acquisition transactions and the offering transactions.

(2)
EBITDA is an amount equal to net income (loss) plus interest expense, income taxes, depreciation and amortization. EBITDA is presented herein because we believe it is a useful supplement to cash flow from operations in understanding cash flows generated from operations that are available for debt service (interest and principal payments) and further investment in acquisitions. However, EBITDA is not a presentation made in accordance with generally accepted accounting principles in the United States, or GAAP, and is not intended to present a superior measure of financial condition from those determined under GAAP. EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

A reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	BlueLinx
		Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004
		Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001
	(Dollars in thousands)
Net cash provided by (used in) operating activities	$75,915	$(112,758)	$(74,060)	$59,129	$46,690	$54,395
Amortization of debt issue costs	(459)	—	—	—	—	—
Deferred income tax provision (benefit)	2,479	(9,183)	(2,758)	(4,598)	3,181	(4,643)
Changes in assets and liabilities	(64,422)	178,553	98,644	21,098	(274)	6,270
Interest expense	6,620	—	—	—	—	—
Provision for income taxes	7,158	30,782	7,404	34,877	17,597	18,470

EBITDA	$27,291	$87,394	$29,230	$110,506	$67,194	$74,492

(3)
Working capital is defined as total current assets minus total current liabilities excluding current maturities of long-term debt. Working capital at July 3, 2004 of $607,154 reflects a treatment of the current estimate of the payable to Georgia-Pacific, pursuant to the working capital settlement, as short-term debt. This treatment is consistent with how the estimated payable is handled as part of total debt, referenced in footnote 4 below. We use working capital data to help us to assess our liquidity. In addition, we have included this item because we believe that it typically is used by investors in our industry to assess the liquidity of building products distributors. Working capital as defined herein is not a presentation made in accordance with GAAP and is not intended to present a superior measure of financial condition or liquidity from those determined under GAAP. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. However, management does believe that working capital is a useful measure of liquidity and a metric that investors are used to seeing in the building products distribution industry.

	BlueLinx	Pre-acquisition Period
	July 3 2004	June 28, 2003	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000
Total current assets	$1,085,294	$713,472	$615,550	$567,774	$587,636	$577,864	$764,383
Total current liabilities	(684,712)	(183,321)	(172,878)	(133,857)	(176,255)	(158,815)	(164,417)
Current maturities of long-term debt	165,539		—	—	—	—	—
Payable to Georgia-Pacific for working capital settlement	41,033		—	—	—	—	—
Working capital(a)	$607,154	$530,151	$442,672	$433,917	$411,381	$419,049	$599,966
  (a)
  Working capital is defined as total current assets minus total current liabilities, excluding current maturities of long-term debt.

(4)
Total debt represents long-term debt, including current maturities and our current estimate of amounts payable to Georgia-Pacific pursuant to the working capital adjustment relating to the acquisition. See "Unaudited Pro Foma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying shares of our common stock. If any of the following risks or uncertainties occurs, our business, financial condition and operating results could be materially and adversely affected. The trading price of our common stock could decline and you may lose all or a part of the money you paid to buy our common stock.

Risks Related to Our Indebtedness and Our Business

Our industry is highly cyclical, and prolonged periods of weak demand or excess supply may reduce our net sales and/or margins, which may reduce our net income.

        The building products distribution industry is subject to cyclical market pressures. Prices of building products are determined by overall supply and demand in the market for building products. Market prices of building products historically have been volatile and cyclical and we have limited ability to control the timing and amount of pricing changes for building products. Demand for building products is driven mainly by factors outside of our control, such as general economic and political conditions, interest rates, the construction, repair and remodeling and industrial markets, weather and population growth. The supply of building products fluctuates based on available manufacturing capacity, and excess capacity in the industry can result in significant declines in market prices for those products.

        We believe that structural products prices may be at or near a cyclical peak. Over the past 12 months, building products prices generally have been at peak levels, although for short periods of time within the 12-month period, prices have fluctuated significantly to levels below the peak. Key grades of plywood, OSB and lumber, during the four quarters ended June 2004, were approximately 40% above the average of the last five years for the four calendar quarters ending June 2004, based on pricing data from RISI, weighted to reflect our product mix. To the extent that prices and volumes experience sustained decline, our net sales and margins would likely decline as well. Our results in some periods have been similarly affected by market cyclicality, including a reduction in gross profits due to a decline in the resale prices of our inventory. All of these factors make it more difficult to forecast our operating results.

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

        We have a substantial amount of debt. As of July 3, 2004, after giving effect to the consummation of the offering transactions, we would have had approximately $654.8 million of debt, which includes $451.8 million outstanding under the revolving credit facility, $165 million outstanding under our new mortgage and the mezzanine financing obtained by us and our subsidiaries, and our current $47.2 million estimate of amounts payable to Georgia-Pacific in connection with the acquisition in respect of working capital. As of July 3, 2004, we had $229.2 million of additional borrowing capacity under the revolving credit facility.

        Our substantial debt could have important consequences to you. For example, it could:

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  make it difficult for us to satisfy our debt obligations;

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  make us more vulnerable to general adverse economic and industry conditions;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

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  expose us to interest rate fluctuations because the interest rate on the debt under our revolving credit facility is variable;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

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  place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

        In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flow and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

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  economic and demand factors affecting the building products distribution industry;

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  pricing pressures;

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  increased operating costs;

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  competitive conditions; and

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  other operating difficulties.

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount. The obligations of our operating company under the revolving credit facility are secured by a first priority security interest in all of our operating company's inventories, receivables and proceeds from those items. In addition, our new mortgage will be secured by our real property. The foregoing encumbrances may limit our ability to dispose of material assets or operations. We also may not be able to restructure our indebtedness on favorable economic terms, if at all.

        We may incur substantial additional indebtedness in the future, including under the revolving credit facility. Our incurrence of additional indebtedness would intensify the risks described above. The material terms of our debt instruments are discussed under "Description of Certain Indebtedness."

The instruments governing our indebtedness and preferred stock contain various covenants limiting the discretion of our management in operating our business.

        The revolving credit facility and our new mortgage and mezzanine the financing obtained by us and our subsidiaries contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these instruments limit our ability to, among other things:

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  incur additional debt;

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  grant liens on assets;

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  make investments, including capital expenditures;

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  sell or acquire assets outside the ordinary course of business;

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  engage in transactions with affiliates; and

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  make fundamental business changes.

        If our operating company fails to maintain minimum excess availability of $40,000,000 under the revolving credit facility, the revolving credit facility requires our operating company to (i) maintain certain financial ratios and (ii) limit its capital expenditures. If we and our subsidiaries fail to comply with the restrictions in the revolving credit facility, the mortgage or mezzanine loan documents or any other current or future financing agreements, a default may allow the creditors under the relevant instruments to accelerate the related debt and to exercise their remedies under these agreements, which will typically include the right to declare the principal amount of that debt, together with accrued and unpaid interest and other related amounts, immediately due and payable, to exercise any remedies the creditors may have to foreclose on assets that are subject to liens securing that debt and to terminate any commitments they had made to supply further funds.

        As described under "—Risks Related to the Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends," the revolving credit facility also contains various covenants that limit the amount of dividends we may pay.

We have a limited operating history as a separate company. Accordingly, the division's historical financial information may not be representative of our results as a separate company.

        On May 7, 2004, we and our operating company acquired the real estate and operating assets of the division, respectively. Therefore, our operating history as a separate company is limited. Our business strategy as a independent entity may not be successful on a long-term basis. We may not be able to grow our business as planned and may not remain a profitable business. The historical financial information included in this prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, independent entity pursuing our own strategies during the periods presented. In "Management's Discussion and Analysis of Financial Condition and Results of Operations," we discuss certain factors that may cause the division's historical financial information to not be representative of our results as a separate company.

        Our limited operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and operating results may differ materially from your expectations based on the historical and pro forma financial information provided in this prospectus.

We depend upon a single supplier, Georgia-Pacific, for a significant percentage of our products and have significant purchase commitments under our supply agreement with Georgia-Pacific.

        Georgia-Pacific is our largest supplier, accounting for approximately 32% of the division's purchases during fiscal 2003. In fiscal 2003, the division purchased 8% of its lumber, 59% of its structural panels and 24% of its specialty products from Georgia-Pacific. Concurrently with the acquisitions, we entered into a Master Purchase, Supply & Distribution Agreement with Georgia-Pacific, which we refer to as the supply agreement. The supply agreement has a five-year initial term and remains continuously in effect thereafter unless it is terminated. Termination of the supply agreement requires two years' notice, exercisable after year four. It may be terminated, including before year five, by Georgia-Pacific upon a material breach of the agreement by us. If Georgia-Pacific does not renew the supply agreement or if it discontinues sales of a product, we would experience a product shortage unless and until we obtain a replacement supplier. We may not be able to obtain replacement products on favorable economic terms, if at all. An inability to replace products on favorable economic terms would adversely impact our net sales and our costs, which in turn could impact our gross profit, net income and cash flows.

        We believe that the economic terms of the supply agreement are beneficial to us. While we also believe these terms benefit Georgia-Pacific, Georgia-Pacific could, if it chose, terminate the supply agreement as early as May 7, 2010. If it did so and we could not obtain comparable terms from Georgia-Pacific or another vendor thereafter, our operating performance could be impaired by an interruption in the delivery of products and/or an increase in cost to us from sourcing comparable products from other suppliers.

        Under the supply agreement, we have substantial minimum purchase volume commitments with respect to a number of products supplied to us. Our purchase obligations under this agreement are approximately $655 million for the remaining six months of fiscal 2004 and $1.321 billion for each of the next four years. We discuss our contractual commitments under "Management's Discussions and Analysis of Financial Condition and Results of Operations—Contractual Commitments." These products account for a majority of our purchases from Georgia-Pacific. If we fail or refuse to purchase any products that we are obligated to purchase pursuant to the supply agreement, Georgia-Pacific has the right to sell products to third parties and for certain products terminate our exclusivity, which could reduce our net sales due to the unavailability of products or our gross profit if we are required to pay higher product prices to other suppliers. A reduction in our net sales or gross profit may also reduce our net income and cash flows.

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and net income will be reduced.

        The building products distribution industry is highly fragmented and competitive and the barriers to entry for local competitors are relatively low. Some of our competitors are part of larger companies and therefore have access to greater financial and other resources than we do. In addition, certain product manufacturers sell and distribute their products directly to customers. Additional manufacturers of products distributed by us may elect to sell and distribute directly to end users in the future or enter into exclusive supply arrangements with other distributors. Finally, we may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our net sales and net income will be reduced.

Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.

        Part of our growth strategy includes pursuing acquisitions. Any integration process may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management's attention from, the business as a result of a number of obstacles, including but not limited to:

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  the loss of key customers of the acquired company;

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  the incurrence of unexpected expenses and working capital requirements;

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  a failure of our due diligence process to identify significant issues or contingencies;

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  difficulties assimilating the operations and personnel of the acquired company;

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  difficulties effectively integrating the acquired technologies with our current technologies;

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  our inability to retain key personnel of acquired entities;

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  a failure to maintain the quality of customer service;

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  our inability to achieve the financial and strategic goals for the acquired and combined businesses; and

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  difficulty in maintaining internal controls, procedures and policies.

        Any of the foregoing obstacles, or a combination of them, could increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our net income and cash flows.

        We have not completed any acquisitions to date. We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our results of operations.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may reduce our results of operations.

        As of September 30, 2004, approximately 1,200 of our employees were represented by various labor unions and 45 out of our 63 warehouse facilities were union sites. As of September 30, 2004, we had approximately 49 collective bargaining agreements, of which one, covering 66 employees, is up for renewal before December 31, 2004 and five, covering 63 employees are up for renewal in 2005. We may become subject to material cost increases, or additional work rules imposed by agreements with labor unions. The foregoing could increase our selling, general and administrative expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future, which could adversely impact our net sales and/or selling, general and administrative expenses. All of these factors could negatively impact our net income and cash flows.

Federal and state transportation regulations could impose substantial costs on us which would reduce our net income.

        We use our own fleet of over 900 trucks and over 1,200 trailers to service customers throughout the United States. The U.S. Department of Transportation, or DOT, regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, would reduce our gross margins, increase our selling, general and administrative expenses and reduce our net income.

Environmental laws impose risks and costs on us.

        Our operations are subject to federal, state, provincial and local laws, rules and regulations governing the protection of the environment, including, but not limited to, those regulating discharges into the air and water, the use, handling and disposal of hazardous or toxic substances, the management of wastes, the cleanup of contamination and the control of noise and odors. We have made, and will continue to make, expenditures to comply with these requirements. While we believe, based upon current information, that we are in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines or penalties for any failure to comply. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former warehouse facilities, or at a landfill or other location where we have disposed of, or arranged for the disposal of, wastes. Georgia-Pacific has agreed to indemnify us against any claim arising from environmental conditions that existed prior to May 7, 2004. We also carry environmental insurance. However, any remediation costs may not be covered by indemnification or insurance. In addition, we could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations. Increasingly stringent environmental requirements, more aggressive enforcement actions, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters.

Anti-terrorism measures may harm our business by impeding our ability to deliver products on a timely and cost-effective basis.

        In the aftermath of recent terrorist attacks on the United States, federal, state and local authorities have implemented and are implementing various security measures, including checkpoints and travel restrictions on large trucks. Our customers typically need quick delivery and rely on our on-time delivery capabilities. If security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers, or may incur increased expenses to do so.

We may incur substantial costs relating to Georgia-Pacific's product liability related claims.

        Georgia-Pacific and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to products containing asbestos. In the case of Georgia-Pacific, these suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by Georgia-Pacific. Georgia-Pacific's asbestos liabilities relate primarily to joint system products manufactured by Bestwall Gypsum Company and Georgia-Pacific's gypsum business. Georgia-Pacific discontinued using asbestos in the manufacture of these products in 1977. The assets sold to us by Georgia-Pacific do not include the joint systems products, Georgia-Pacific's gypsum business or any other products containing asbestos. In addition, the terms of the asset purchase agreement specifically provide that Georgia-Pacific retains, and will indemnify, defend and hold us harmless against, all obligations and liabilities arising out of, relating to or otherwise in any way in respect of any product liability claims with respect to, products purchased, sold, marketed, stored, delivered, distributed or transported by Georgia-Pacific and its affiliates, including the division, prior to the acquisition, including, without limitation, claims, obligations or liabilities relating to the presence or alleged presence of asbestos-containing materials, formaldhyde-containing materials other hazardous materials or chromated copper arsenate and chromated copper arsenate-containing materials in any product or item purchased, sold, marketed, stored, delivered, distributed or transported by Georgia-Pacific and its affiliates prior to the acquisition. Furthermore, although we do not believe that we are legally liable for Georgia-Pacific's asbestos product liability claims, judges and juries and the determination of damages awarded in products liability cases are difficult to predict. In the event that Georgia-Pacific or its affiliates fail to fulfill their indemnity obligations under the asset purchase agreement or Georgia-Pacific fails to defend product liability claims brought against us, we may incur substantial costs in the defense and administration of such product liability related claims and/or judgments rendered against us, which could be time-consuming and adversely impact our selling, general and administrative expenses.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

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  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

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  changes in demand in the building products distribution industry;

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  the activities of competitors;

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  future sales of our common stock;

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  investor perceptions of us and the building products distribution industry;

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  our quarterly or annual earnings or those of other companies in our industry;

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  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

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  general economic conditions; and

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  the other factors described elsewhere in these "Risk Factors."

        As a result of these factors, you may not be able to resell your shares at or above the initial offering price. In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Affiliates of Cerberus control us and may have conflicts of interest with other stockholders in the future.

        After the offering, funds and accounts managed by Cerberus or its affiliated management companies, which we refer to collectively as our controlling stockholder, will collectively own     % of our common stock. As a result, our controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our controlling stockholder will also have sufficient voting power to amend our organizational documents. The interests of our controlling stockholder may not coincide with the interests of other holders of our common stock. Additionally, our controlling stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our controlling stockholder may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our controlling stockholder continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, because we are a controlled company within the meaning of the New York Stock Exchange rules, we are exempt from the NYSE requirements that our board be composed of a majority of independent directors, and that our compensation and corporate governance committees be composed of independent directors.

Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our certificate of incorporation and bylaws contain provisions that:

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  permit us to issue, without any further vote or action by our stockholders, up to             shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

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  limit our stockholders' ability to call special meetings.

        These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

        In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. In addition, certain of our incentive plans provide for vesting of stock options and/or payments to be made to our employees in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

Our controlling stockholder and its affiliates will receive a significant portion of the proceeds of this offering.

        We will use a portion of the proceeds from the offering to (i) repay our operating company's $100 million term loan plus accrued and unpaid interest thereon and (ii) redeem up to $35 million of our series A preferred stock and pay all accrued and unpaid dividends thereon. Cerberus holds $69 million in aggregate principal amount of the term loan and Aozora Bank Ltd., or Aozora, an affiliate of Cerberus, holds $25 million in aggregate principal amount of the term loan. Accordingly, Cerberus and Aozora will receive an aggregate of $94 million in respect of the repayment of principal on the term loan, plus accrued and unpaid interest thereon. Our controlling stockholder will also receive $60 million of the proceeds from the new financings in redemption of its remaining shares of our series A preferred stock and $100 million from the repayment of our existing mortgage debt and the payment of accrued and unpaid interest thereon.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        If our existing stockholders or option holders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares, of which             shares will be held by our current stockholders. Prior to this offering, we and our current stockholders will have agreed with the underwriters to a "lock-up" period, meaning that such parties may not, subject to certain other exceptions, sell any of their existing shares of our common stock without the prior written consent of Goldman, Sachs & Co. until approximately 180 days after the date of this prospectus.       shares of our common stock (including shares issuable upon the exercise of outstanding options) are subject to lock-up agreements. This amount includes       shares of our common stock held by our executive officers that are subject to a two-year lock-up agreement. In addition, all of our current stockholders will be subject to the Rule 144 holding period requirement described in "Shares Eligible for Future Sale." When the lock-up agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the requirements of Rule 144. In addition, our controlling stockholder has substantial demand and incidental registration rights, as described in "Certain Relationships and Related Transactions—Registration Rights Agreement." The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends.

        We intend to pay dividends on our common stock. Our board of directors may, in its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Accordingly, we may not be able to pay dividends in any given amount in the future, or at all.

        The revolving credit facility limits distributions by our operating company to us, which, in turn, may limit our ability to pay dividends to holders of our common stock. The revolving credit facility permits our operating company to pay dividends to us (i) in an amount equal to the sum of our federal, state and local income tax liability that is attributable to our operating company and its subsidiaries and (ii) for our general administrative expenses and/or operating expenses incurred by us on behalf of our operating company or its subsidiaries in an amount not to exceed $2.5 million in any fiscal year. In addition, our operating company's revolving credit facility permits our operating company, commencing at the conclusion of fiscal 2005, to pay dividends to us in an amount not to exceed, in the aggregate and together with any optional prepayments made with respect to indebtedness under the term loan permitted under the revolving credit facility, 50% of our operating company's cumulative net income earned since May 7, 2004, so long as: (i) no default or event of default exists thereunder; (ii) at all times during the 90-day period before the dividend payment date and the 90-day period following the dividend payment date, the amount of excess availability under the revolving credit facility is projected to be $100 million or more at all times; and (iii) the agents under the revolving credit facility shall have received our operating company's audited financial statements for the fiscal year then ended.

        In addition, under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

        If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $             in pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of July 3, 2004. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plan. On August 30 and 31, 2004, we granted              stock options to purchase our common stock at an average exercise price of $                    per share.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "intend," "project," "plan," "will be," "will likely continue," "will likely result" or words or phrases of similar meaning. All of these forward-looking statements are based on estimates and assumptions made by our management that, although we believe to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading "Risk Factors" and other factors, some of which may not be known to us. We operate in a changing environment in which new risks can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause our business, strategy or actual results to differ materially from those contained in forward-looking statements. Factors you should consider that could cause these differences include, among other things:

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  changes in the supply and/or demand for products which we distribute;

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  the activities of competitors;

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  changes in significant operating expenses;

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  changes in the availability of capital;

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  our ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions;

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  general economic and business conditions in the United States;

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  acts of war or terrorist activities;

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  variations in the performance of the financial markets; and

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  the other factors described herein under "Risk Factors."

        Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

        None of Georgia-Pacific or any of its employees, affiliates or control persons is responsible for, or is making, any representations concerning our future performance or the accuracy or completeness of this prospectus.

USE OF PROCEEDS

        We will receive net proceeds from the offering of approximately $              million (approximately $              million if the underwriters exercise their option to purchase up to             additional shares in full), assuming that the common stock is offered at $             , the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and our estimated expenses of the offering. We intend to use the net proceeds from the offering (i) to repay our operating company's $100 million term loan plus accrued and unpaid interest thereon, (ii) to redeem up to $35 million of our series A preferred stock and pay all accrued and unpaid dividends thereon and (iii) for general corporate purposes.

        Concurrently with this offering, we and our subsidiaries intend to obtain from a third party a new mortgage and mezzanine financing in the aggregate principal amount of $165 million. The new mortgage will be secured by our 61 wholly-owned warehouses. See "Description of Certain Indebtedness—Mortgage and Mezzanine Financing."

        Proceeds from the new loans will be used to (i) repay our existing $100 million of mortgage debt plus accrued and unpaid interest thereon and (ii) redeem the remaining series A preferred stock and pay all accrued and unpaid dividends thereon.

        As further discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities", proceeds from our operating company's term loan, our series A preferred stock and our mortgage were used to finance the acquisition transactions.

        Cerberus and its affiliates will receive out of the proceeds of this offering and the new financings an aggregate of $289 million (excluding accrued and unpaid interest and dividends) consisting of (i) $94 million from the repayment of our operating company's term loan, (ii) $95 million from the redemption of our series A preferred stock and (iii) $100 million from the repayment of our existing mortgage debt.

        On May 7, 2004, our operating company entered into a $100 million term loan with Goldman Sachs Credit Partners L.P., as sole lead arranger, sole bookrunner, sole syndication agent, administrative agent and collateral agent, and various financial institutions from time to time as lenders. Subsequently, Cerberus acquired $69 million in aggregate principal amount of the term loan and its affiliate, Aozora, acquired $25 million in aggregate principal amount of the term loan.

        At July 3, 2004, the interest rate under the term loan was 10%. The term loan matures on November 6, 2009. The interest rate on our existing mortgage is 10%. Our current mortgage does not amortize and there is a balloon payment due at maturity on December 15, 2010. Dividends accrue on our series A preferred stock at the rate of 10% per annum, compounded quarterly and accrued daily. All of our series A preferred stock will be redeemed with the proceeds we expect to receive from this offering and our new loans.

        Our board of directors unanimously voted to approve the offering and the other transactions contemplated in this prospectus. Six of our directors do not meet the independence standards promulgated by the New York Stock Exchange, which is where we intend to list the common stock.

DIVIDEND POLICY

        We intend to pay dividends on our common stock at a quarterly rate of $         per share.

        The revolving credit facility limits distributions by our operating company to us, which, in turn, may limit our ability to pay dividends to holders of common stock. The revolving credit facility permits our operating company to pay dividends to us (i) in an amount equal to the sum of our federal, state and local income tax liability that is attributable to our operating company and its subsidiaries and (ii) for our general administrative expenses and/or operating expenses incurred by us on behalf of our operating company or its subsidiaries in an amount not to exceed $2.5 million in any fiscal year. In addition, the revolving credit facility permits our operating company, commencing at the conclusion of fiscal 2005, to pay dividends to us in an amount not to exceed, in the aggregate and together with any optional prepayments made with respect to indebtedness under the term loan permitted under the revolving credit facility, 50% of our operating company's cumulative net income earned since May 7, 2004, so long as: (i) no default or event of default exists under the facility; (ii) at all times during the 90-day period before the dividend payment date and the 90-day period following the dividend payment date, the amount of excess availability under the revolving credit facility is projected to be $100 million or more at all times; and (iii) the agents under the revolving credit facility and term loan shall have received our operating company's audited financial statements for the fiscal year then ended.

        We have not paid dividends in the past on our common stock.

        For certain risks relating to the payment of dividends, see "Risk Factors—Risks Related to the Offering—We intend to pay dividends on our common stock but may change our dividend policy; the instruments governing our indebtedness contain various covenants that may limit our ability to pay dividends."

CAPITALIZATION

        The following table sets forth our capitalization as of July 3, 2004:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the offering transactions.

        This table should be read in conjunction with our financial statements and the notes thereto, "Use of Proceeds," "Selected Consolidated Historical Financial Data," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and "Description of Capital Stock" included elsewhere in this prospectus.

	At July 3, 2004
	Actual	Pro Forma As Adjusted
	(unaudited) (Dollars in thousands)
Long-term obligations (including current maturities):
Revolving credit facility	$451,769	$451,769
Term loan	100,000	—
Payable to Georgia-Pacific for working capital settlement	41,033	41,033
Mortgage and mezzanine indebtedness	100,000	165,000

Total debt	692,802	657,802

Shareholders' Equity
Preferred stock;
actual: 1,000,000 shares authorized; 95,000 shares of series A, $0.01 par value, issued and outstanding;	95,000	—
pro forma as adjusted: shares authorized and shares issued and outstanding
Common stock, $.01 par value;
actual: 25,000,000 shares authorized; 20,000,000 shares issued and outstanding;
pro forma as adjusted: shares authorized and shares issued and outstanding	5,000	136,484
Accumulated other comprehensive income	395	395
Retained earnings	11,196	9,712

Total shareholders' equity	111,591	146,591

Total capitalization	$804,393	$804,393

DILUTION

        Our net tangible book value as of July 3, 2004 was $              million, or $             per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding.

        After giving effect to the sale of             shares of common stock offered in this offering at an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our net tangible book value, as adjusted, as of July 3, 2004 would have been $              million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price		$
Net tangible book value per share as of , 2004	$
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the as adjusted net tangible book value per share after this offering would be $             per share, the increase in net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

        You will experience additional dilution upon the exercise of options granted to employees or directors to purchase common stock under our equity incentive plan. Through                        , 2004, we granted    options to purchase our common stock at an average exercise price of $             per share.

        The following table summarizes, on an as adjusted basis as of July 3, 2004, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by new investors, based on the assumed initial public offering price of $             per share, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

        There were no stock options outstanding as of July 3, 2004.

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the number of shares held by new investors will increase to              , or    % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected consolidated historical financial information. On May 7, 2004, we and our operating company consummated the acquisition transactions. The financial statements prior to May 7, 2004 are referred to as "pre-acquisition period" statements.

        The selected consolidated historical financial data for fiscal 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of the division included elsewhere in this prospectus. We have derived the selected consolidated historical financial data for the years ended December 30, 2000 and January 1, 2000 from the division's unaudited consolidated financial statements that are not included herein. We have derived the selected historical consolidated financial data at July 3, 2004 and for the period from inception (March 8, 2004) to July 3, 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that, in our opinion, are necessary for a fair presentation of our results for such period. We have derived the selected historical consolidated financial data for the period from January 4, 2004 to May 7, 2004 and for the six months ended June 28, 2003 from the division's unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting only of normal recurring adjustments, that, in our opinion, are necessary for a fair presentation of the division's results for such periods. The results of operations for the interim periods are not necessarily indicative of results for the full year or any future period.

        The acquisition of the assets of the division was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amounts reflected herein, and those differences could be significant.

        The information presented below should be read in conjunction with "Capitalization," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the consolidated historical financial statements and accompanying notes thereto included elsewhere in this prospectus.

	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001	Year Ended December 30, 2000	Year Ended January 1, 2000
	(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales	$955,612	$1,885,334	$1,910,907	$4,271,842	$3,734,029	$3,768,700	$4,224,935	$4,803,385
Cost of sales	866,203	1,658,123	1,722,398	3,814,375	3,370,995	3,395,184	3,880,766	4,399,175

Gross profit	89,409	227,211	188,509	457,467	363,034	373,516	344,169	404,210
Operating expenses:
Selling, general and administrative expenses	62,292	139,203	159,284	346,585	295,492	298,576	301,349	306,662
Depreciation and amortization	2,317	6,175	9,948	19,476	21,757	26,747	30,393	36,319

Total operating expenses	64,609	145,378	169,232	366,061	317,249	325,323	331,742	342,981

Operating income	24,800	81,833	19,277	91,406	45,785	48,193	12,427	61,229

Non-operating expenses (income):
Interest expense	6,620	—	—	—	—	—	—	—
Other expense (income), net	(174)	614	(5)	376	348	448	560	768

Income before provision for income taxes	18,354	81,219	19,282	91,030	45,437	47,745	11,867	60,461
Provision for income taxes	7,158	30,782	7,404	34,877	17,597	18,470	4,628	23,580

Net income	11,196	$50,437	$11,878	$56,153	$27,840	$29,275	$7,239	$36,881

Less: Preferred stock dividends	1,484

Net income applicable to common stockholders	$9,712

Basic weighted average number of common shares outstanding	20,000
Basic net income per share applicable to common stock	$0.49
Diluted weighted average number of common shares outstanding	20,000
Diluted net income (loss) per share applicable to common stock	$0.49

	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001	Year Ended December 30, 2000	Year Ended January 1, 2000
	(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Other Financial Data:
Capital expenditures	$140	$1,378	$2,035	$5,404	$3,596	$817	$8,657	$16,470
EBITDA(1)	27,291	87,394	29,230	110,506	67,194	74,492	42,260	96,780
Net cash provided by (used in) operating activities	75,915	(112,758)	(74,060)	59,129	46,690	54,395
Net cash provided by (used in) investing activities	(773,477)	(1,126)	(924)	(4,062)	(2,785)	2,564
Net cash provided by (used in) financing activities	$730,464	$113,378	$75,127	$(54,716)	$(44,127)	$(57,043)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$32,902		$298	$506	$155	$377	$461	$282
Working capital(2)	607,154		530,151	442,672	433,917	411,381	419,049	599,966
Total assets	1,292,445		924,746	816,644	784,949	823,012	832,586	1,041,489
Total debt(3)	692,802		—	—	—	130	130	591
Shareholder's Equity/Parent's Investment	$111,591		$733,299	$637,073	$644,171	$643,929	$670,885	$875,045

(1)
EBITDA is an amount equal to net income (loss) plus interest expense, income taxes, depreciation and amortization. EBITDA is presented herein because we believe it is a useful supplement to cash flow from operations in understanding cash flows generated from operations that are available for debt service (interest and principal payments) and further investment in acquisitions. However, EBITDA is not a presentation made in accordance with generally accepted accounting principles in the United States, or GAAP, and is not intended to present a superior measure of financial condition from those determined under GAAP. EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

A reconciliation of net cash provided by (used in) operating activities, the most directly comparable GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001
	(Dollars in thousands)
Net Cash Provided by (used in) Operating Activities	$75,915	$(112,758)	$(74,060)	$59,129	$46,690	$54,395
Amortization of Debt Issue Costs	(459)	—	—	—	—	—
Deferred income tax provision (benefit)	2,479	(9,183)	(2,758)	(4,598)	3,181	(4,643)
Changes in Assets and Liabilities	(64,422)	178,553	98,644	21,098	(274)	6,270
Interest expense	6,620	—	—	—	—	—
Provision for income taxes	7,158	30,782	7,404	34,877	17,597	18,470

EBITDA	$27,291	$87,394	$29,230	$110,506	$67,194	$74,492

(2)
Working capital is defined as total current assets minus total current liabilities excluding current maturities of long-term debt. Working capital at July 3, 2004 of $607,154 reflects a treatment of the current estimate of the payable to Georgia-Pacific, pursuant to the working capital settlement, as short-term debt. This treatment is consistent with how the estimated payable is handled as part of total debt, referenced in footnote 3 below. We use working capital data to help us to assess our liquidity. In addition, we have included this item because we believe that it typically is used by investors in our industry to assess the liquidity of building products distributors. Working capital as defined herein is not a presentation made in accordance with GAAP and is not intended to present a superior measure of financial condition or liquidity from those determined under GAAP. Although our management uses this measure, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. However, management does believe that working capital is a useful measure of liquidity and a metric that investors are used to seeing in the building products distribution industry.

	BlueLinx	Pre-acquisition Period
	July 3, 2004	June 28, 2003	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000
Total current assets	$1,085,294	$713,472	$615,550	$567,774	$587,636	$577,864	$764,383
Total current liabilities	(684,712)	(183,321)	(172,878)	(133,857)	(176,255)	(158,815)	(164,417)
Current maturities of long-term debt	165,539		—	—	—	—	—
Payable to Georgia-Pacific for working capital settlement	41,033	—		—	—	—	—

Working capital(a)	$607,154	$530,151	$442,672	$433,917	$411,381	$419,049	$599,966

  (a)
  Working capital is defined as total current assets minus total current liabilities, excluding current maturities of long-term debt.

(3)
Total debt represents long-term debt, including current maturities and our current estimate of amounts payable to Georgia-Pacific pursuant to the working capital adjustment relating to the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        On May 7, 2004, we and our operating company consummated the acquisition transactions. The financial statements prior to May 7, 2004 are referred to as "pre-acquisition" period financial statements.

        At the closing of the acquisition transactions, we paid purchase consideration of approximately $773 million. Based on our calculation, we are obligated to make a final working capital settlement payment of $47.2 million to Georgia-Pacific, plus 4% interest per annum from the closing date of the acquisition. The acquisition was funded with:

  •
  net proceeds of $476.0 million under our revolving credit facility,

  •
  net proceeds of $97.0 million under our term loan,

  •
  proceeds of $100.0 million from a mortgage payable to ABPMC,

  •
  proceeds of $95.0 million from the issuance of preferred stock and

  •
  proceeds of $5.0 million from the issuance of common stock.

In addition, we paid debt issue costs of $12.0 million and $3.0 million for our revolving credit facility and the term loan facility, respectively.

        The following unaudited pro forma consolidated financial information is based on the division's and our historical financial statements included in this prospectus, adjusted as indicated below to give pro forma effect to:

  •
  the consummation of the acquisition transactions; and

  •
  the consummation of the offering transactions.

        The unaudited condensed consolidated pro forma statements of operations for the year ended January 3, 2004, the six months ended July 3, 2004 and the six months ended June 28, 2003 give pro forma effect to the foregoing transactions as if they occurred on December 29, 2002.

        The unaudited pro forma as adjusted data do not necessarily reflect what our results of operations or financial position would have been had these transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or at any future date.

        The acquisition of the assets of the division was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amounts reflected herein, and those differences could be significant.

        The unaudited pro forma consolidated financial information should be read in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the consolidated historical financial statements and accompanying notes thereto included elsewhere in this prospectus.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Year Ended January 3, 2004

(In thousands, except per share amounts)

	Year Ended January 3, 2004
	Historical	Pro Forma Acquisition Adjustments		Pro Forma Offering Adjustments		BlueLinx Pro Forma Consolidated
Net sales	$4,271,842	$—		$—			$4,271,842
Cost of sales	3,814,375	4,312	(1)				3,818,687

Gross profit	457,467	(4,312)					453,155

Operating expenses:
Selling, general and administrative	346,585	13,319	(2)				359,904
Depreciation and amortization	19,476	(7,319 3,481	)(3) (4)				15,638

Total operating expenses	366,061	9,481					375,542

Operating income	91,406	(13,793)					77,613
Non-operating expenses (income):
Interest expense	—	38,788	(5)	(12,288)	(8)		26,500
Other expense (income), net	376	—					376

Income before provision for income taxes	91,030	(52,581)		12,288			50,737
Provision for income taxes	34,877	(19,882	)(6)	4,792	(6)		19,788

Net income	56,153	(32,699)		7,496			30,950
Less: Preferred stock dividends	—	10,030	(7)	(10,030	)(8)		—

Net income (loss) applicable to common stockholders	$56,153	$(42,729)		$17,526			$30,950

Basic weighted average number of common shares outstanding						$

Basic net income (loss) per share applicable to common stock

Diluted weighted average number of common shares outstanding						$

Diluted net income (loss) per share applicable to common stock

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Six Months Ended July 3, 2004

(In thousands, except per share amounts)

	BlueLinx	Pre-acquisition Period	Six Months Ended July 3, 2004
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Pro Forma Acquisition Adjustments		Pro Forma Offering Adjustments			BlueLinx Pro Forma Consolidated
Net sales	$955,612	$1,885,334	$—		$				$2,840,946
Cost of sales	866,203	1,658,123	(4,038	)(1)					2,520,288

Gross profit	89,409	227,211	4,038						320,658

Operating expenses:
Selling, general and administrative	62,292	139,203	4,702 (8,374)	(2) (9)					197,823
Depreciation and amortization	2,317	6,175	(2,018) 1,198	(3) (4)					7,672

Total operating expenses	64,609	145,378	(4,493)						205,494

Operating income	24,800	81,833	8,531						115,164
Non-operating expenses (income):
Interest expense	6,620	—	13,577	(5)		(6,033	)(8)		14,164
Other expense (income), net	(174)	614	—			—			440

Income before provision for income taxes	18,354	81,219	(5,047)			6,033			100,560
Provision for income taxes	7,158	30,782	(1,075)	(6)		2,353	(6)		39,218

Net income	11,196	50,437	(3,972)			3,680			61,342
Less: Preferred stock dividends	1,484	—	3,819	(7)		(5,303	)(8)		—

Net income (loss) applicable to common stockholders	$9,712	$50,437	$(7,791)			$8,983			$61,342

Basic weighted average number of common shares outstanding	20,000

Basic net income (loss) per share applicable to common stock	$0.49							$

Diluted weighted average number of common shares outstanding	20,000

Diluted net income (loss) per share applicable to common stock	$0.49							$

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Six Months Ended June 28, 2003

(In thousands, except per share amounts)

	Pre-acquisition Period					Pro Forma
	Six Months Ended June 28, 2003	Pro Forma Acquisition Adjustments		Pro Forma Offering Adjustments		BlueLinx Pro Forma Consolidated
Net sales	$1,910,907	$—		$—		$1,910,907
Cost of sales	1,722,398	6,990	(1)	—		1,729,388

Gross profit	188,509	(6,990)		—		181,519

Operating expenses:
Selling, general and administrative	159,284	6,553	(2)			165,837
Depreciation and amortization	9,948	(3,984	)(3)	—		7,672
		1,708	(4)

Total operating expense	169,232	4,276		—		173,508

Operating income (loss)	19,277	(11,266)		—		8,011
Non-operating expenses (income):
Interest expense	—	19,153	(5)	(6,033)	(8)	13,120
Other expense (income), net	(4)	—		—		(4)

Income (loss) before income taxes	19,282	(30,420)		6,033		(5,104)
Provision (benefit) for income taxes	7,404	(11,748	)(6)	2,353	(6)	(1,991)

Net income (loss)	11,878	(18,672)		3,680		(3,114)
Less: Preferred stock dividends	—	4,796	(7)	(4,796	)(8)	—

Net income (loss) applicable to common stockholders	$11,878	$(23,468)		$8,476		$(3,114)

Basic weighted average number of common shares outstanding
Basic net income (loss) per share applicable to common stock
Diluted weighted average number of common shares outstanding
Diluted net income (loss) per share applicable to common stock

Notes to Unaudited Pro Forma Statement of Operations

        1.     Reflects the elimination of the last-in first-out ("LIFO") expense/benefit recorded on the division's historical financial statements because of a change to the moving average cost method for inventories purchased from Georgia-Pacific.

        2.     Reflects estimated incremental costs expected to be incurred after the consummation of the acquisition. Such items include property and casualty insurance premiums, health and welfare costs, human resources costs, finance costs, information technology costs, legal costs, non-cash stock compensation costs and other costs.

        3.     Reflects the difference between the allocated value of property, plant and equipment and its historical recorded amount.

        4.     Reflects the amortization expense related to the allocated values of intangible assets as shown below:

	Estimated Fair Value	Amortization Lives
	(Dollars in thousands)
Customer relationships	$6,971	6 years
Internally developed software	4,102	3 years
Supply agreements	5,316	6 years

Total	$16,389

        5.     Reflects the estimated interest expense associated with the debt issued to consummate the acquisition. The revolving credit facility was assumed to have an average balance of $444 million, $372 million and $380 million for the first half of fiscal 2004, full year fiscal 2003 and first half of fiscal 2003, respectively. The revolving credit facility was assumed to bear interest at 3.625%, the interest rate prevailing at July 3, 2004. The term loan was assumed to have a balance of $100 million and to bear interest at 10%. The mortgage loan was assumed to have a balance of $100 million and to bear interest at 10%. The actual interest rate borne by such debt may differ from the rates utilized. For each 0.125% variance in LIBOR, income before income taxes will vary by approximately $340,000, $590,000 and $300,000 for the first half of fiscal 2004, full year fiscal 2003 and first half of fiscal 2003, respectively. In addition, the actual amount of debt will vary and will cause variances in the actual interest expense.

        Both the revolving credit facility and term loan have a $15,000 monthly servicing fee. Additionally, the revolving credit facility bears a 0.375% unused line fee for any unused portion of the facility. The debt issuance costs related to the revolving credit facility and the term loan were amortized over their respective loan terms of 5 and 5.5 years.

        6.     Reflects the income tax provision at the estimated combined statutory rate of 39%.

        7.     Reflects preferred stock dividends at 10%.

        8.     We intend to use the net proceeds from the offering (i) to repay our operating company's $100 million term loan plus accrued and unpaid interest thereon, (ii) to redeem up to $35 million of our series A preferred stock and pay all accrued and unpaid dividends thereon and (iii) for general corporate purposes.

        Proceeds from our new mortgage and mezzanine financing obtained by us and our subsidiaries will be used to (i) repay our existing $100 million of mortgage debt plus accrued and unpaid interest thereon and (ii) redeem the remaining series A preferred stock and pay all accrued and unpaid dividends thereon. We expect to fully redeem our series A preferred stock with proceeds from this offering and the new loans. We have assumed a 4.25% interest rate on the new mortgage, the interest rate prevailing as of October 7, 2004.

        9.     Reflects non-recurring charges incurred in the first half of fiscal 2004 that directly result from the acquisition. Our management estimates that nonrecurring charges resulting from our transition to an independent company will amount to approximately $11 million, of which $8 million was incurred during the first half of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with all of the consolidated historical financial statements and the notes thereto included elsewhere in this prospectus. See "Selected Consolidated Historical Financial Data" and "Unaudited Pro Forma Consolidated Financial Statements." This discussion contains forward-looking statements. Please see "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

Overview

        We are the largest distributor of building products in the United States. We distribute over 10,000 products to more than 11,700 customers through our network of 63 warehouses and third-party operated warehouses which serves all major metropolitan markets in the United States. We distribute products in two principal categories: structural products and specialty products. Structural products include plywood, OSB, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Structural products represented approximately 55% of our fiscal 2003 net sales. Specialty products include roofing, insulation, moulding, engineered wood, vinyl products (used primarily in siding) and metal products. Specialty products accounted for approximately 45% of our fiscal 2003 net sales.

  Acquisition of Division's Business from Georgia-Pacific

        On March 12, 2004, we and our operating company entered into two separate definitive agreements to acquire the real estate and operating assets, respectively, of the division. The transactions were consummated on May 7, 2004. At the closing, we paid purchase consideration of approximately $773 million. Based on our calculation, we are obligated to make a final working capital settlement payment of $47.2 million to Georgia-Pacific, plus 4% interest per annum from the closing date of the acquisition. The working capital payment will be funded by borrowings under our revolving credit facility. The acquisition was funded with:

  •
  net proceeds of $476.0 million from our revolving credit facility;

  •
  net proceeds of $97.0 million from our term loan;

  •
  proceeds of $100.0 million from a mortgage payable to ABPMC, an affiliate of Cerberus;

  •
  proceeds of $95.0 million from the issuance of preferred stock; and

  •
  proceeds of $5.0 million from the issuance of common stock.

        In addition, we paid debt issue costs of $12.0 million and $3.0 million for our revolving credit facility and our term loan, respectively. We and our wholly-owned subsidiary were formed by Cerberus in connection with the acquisition.

        We refer to the period prior to May 7, 2004 as the "pre-acquisition period." Our financial data for the pre-acquisition period generally will not be comparable to our financial data for the period after the acquisition. The principal factors affecting comparability are incremental costs that we will incur as a separate company, discussed in greater detail below; interest costs attributable to debt we incurred in connection with the acquisition transactions; and the effects of purchase method accounting applied to the acquisition transactions. The unaudited pro forma consolidated financial statements and the notes thereto reflect the impact of these factors on a pro forma basis. The acquisition of the assets of the division was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair market values at the date of consummation based on preliminary estimates. The final allocation of the purchase price may differ from the amounts reflected herein, and those differences could be significant.

  Agreements with Georgia-Pacific

        Supply Agreement.    In fiscal 2003, the division purchased 8% of its lumber, 59% of its structural panels and 24% of its specialty products from Georgia-Pacific. On May 7, 2004, we entered into a multi-year supply agreement with Georgia-Pacific. Under the agreement, we have exclusive distribution rights on certain products and certain customer segments. See "Business—Our Business Strategy—Suppliers." Georgia-Pacific is our largest vendor, with Georgia-Pacific products representing approximately 32% of the division's purchases during fiscal 2003.

        Transition Agreements.    At the closing of the acquisition, our operating company entered into a transition services agreement with Georgia-Pacific. The services covered under the agreement include all currently provided support services in several operating areas, including transportation management and sales and marketing. We have agreed to compensate Georgia-Pacific for services provided during the transition period on an agreed upon cost-plus basis.

        In addition to the transition services agreement, we have also entered into agreements with Georgia-Pacific to provide transition services in information technology, or IT, and human resources. The IT support services agreement provides for infrastructure, business systems, operational systems and network support services for a period of one year. However, our operating company may elect to terminate one or more sub-categories of IT support services before the end of one year, or alternatively, may elect to have Georgia-Pacific continue to provide any or all sub-categories of IT support services for an additional six-month period beyond the initial term. The human resources agreement provides for payroll, employee benefits administration and other specified human resources-related administrative services until November 7, 2004 or, if extended, until December 31, 2004.

        Charges for transition services are approximately $1 million per month. We expect this amount will decline to approximately $0 by the end of the first quarter of 2005. We expect the total cost for transition services from the completion of the acquisition through March 2005 to be approximately $10 million.

        During the pre-acquisition period, Georgia-Pacific charged the division for the estimated cost of certain functions that were managed by Georgia-Pacific and could reasonably be directly attributed to the operations of the division. These costs included dedicated human resource, legal, accounting and information systems support. The charges to the division were based on Georgia-Pacific management's estimate of the services specifically used by the division. Where determinations based on specific usage alone were impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the division. The total of the allocations was $5.9 million and $9.5 million for the period from January 4, 2004 to May 7, 2004 and the first half of fiscal 2003, respectively. Certain general corporate expenses were not allocated to the division. These expenses included portions of property and casualty insurance premiums, health and welfare administration costs, human resources administration costs, finance administration costs, and legal costs. We estimate that these incremental costs would have been approximately $13 million and $5 million for fiscal 2003 and the first half of fiscal 2004, respectively. These incremental costs are included in our pro forma financial statements.

        We believe the assumptions underlying the division's financial statements are reasonable. However, the division's financial statements do not necessarily reflect what our future results of operations, financial position and cash flows will be, nor do they reflect what our results of operations, financial position and cash flows would have been had we been a separate, independent company during the periods presented.

Selected Factors that Affect our Operating Results

        Our operating results are affected by housing starts, mobile home production, industrial production, repair and remodeling spending and non-residential construction. The table below shows increases and decreases with respect to each of the indicators for 2001, 2002, 2003 and the first six months of each of 2003 and 2004. Included are our estimates of the relative weight of each of the foregoing end-use markets on our sales, based on the percentage each end market contributed to net sales over the applicable period.

Indicator	Weight	First Half Actual 2004	First Half Actual 2003	Actual 2003	Actual 2002	Actual 2001
Actual Housing Starts (thousands) Percentage change	50%	962 11.2%	865	1,848 8.4%	1,705 6.4%	1,603 2.2%
Actual Mobile Homes (thousands) Percentage change	8%	62 -4.6%	65	131 -22.5%	169 -12.4%	193 -22.8%
Industrial Production (index) Percentage change	22%	1.153 4.2%	1.106	1.111 0.3%	1.109 -0.5%	1.115 -3.4%
Repair and Remodel ($ billion)* Percentage change	15%	78.0 5.1%	74.2	158.6 -1.8%	161.6 7.4%	150.5 -1.5%
Non Residential Construction ($ billion)* Percentage change	5%	68.0 -4.9%	71.5	140.2 -3.2%	144.7 -9.7%	160.3 -7.5%

Weighted End-Use Change	100%	6.7%		2.0%	2.7%	-2.1%

Source: Data from RISI and management estimates.

*
Constant 2002 dollar basis

        We measure our growth in unit volume (on a constant dollar basis) compared to the growth of the foregoing end-use indicators. Starting in 2003, as the growth strategies developed by the division in 2002 have begun to take effect, we have grown faster than the market, and at an increasing rate during the first half of 2004. Our unit volume grew faster than the weighted end-use markets by 1.5 percentage points in 2003 and by 3.9 percentage points during the first half of 2004. As a result, we have expanded our market share. Our market share in 2002 was 10.4%. In 2003, our market share increased to 10.9%, representing market share growth of 0.5 percentage points. We expect to continue to grow our unit volume at a faster rate than the marketplace for the foreseeable future. We therefore expect that net sales, gross profit and net income, after moderating from first-half 2004 levels, would continue to improve.

        The table below displays the trends discussed above:

	First Half Actual 2004	Actual 2003	Actual 2002	Actual 2001
BlueLinx Unit Volume Growth	10.6%	3.5%	1.0%	-8.0%
Weighted End-Use Market Growth	6.7%	2.0%	2.7%	-2.1%

BlueLinx versus Market Growth	3.9%	1.5%	-1.7%	-5.9%

BlueLinx Market Share	NA	10.9%	10.4%	11.0%

        Our operating results are also impacted by changes in product prices. Structural products prices can vary significantly based on short-term and long-term changes in supply and demand. For example, plywood and OSB prices have increased significantly since lows in 2002 by approximately 90% and over 200%, respectively. Low plywood prices in 2001 and 2002 resulted in a number of mills closing permanently, reducing North American industry capacity by at least 10%. We believe that the shutdown of these facilities, combined with increases in demand in 2003 and 2004, have caused plywood and OSB prices to increase significantly since 2002.

        The prices of specialty products also can vary from time to time, although they are generally significantly less variable than structural products. Specialty products prices overall were flat to slightly declining in 2001 and 2002, with increases, some significant, being evident in late 2003 and into the first half of 2004. Product categories recording significant increases included rebar, metal fasteners and moulding.

        We expect product prices and end-use demand for our products to decrease from near-peak levels. Over the past 12 months, building products prices generally have been at peak levels, although for short periods of time within the 12-month period, prices have fluctuated significantly to levels below the peak. We anticipate that prices will return to levels closer to the historical levels. Growth in end-use demand for our products has also been strong, particularly in the first half of 2004, and we expect growth rates to return to levels closer to the historical levels.

        If prices and growth in end-use demand return to more normal levels, our net revenue, gross profit and net income would likely decrease from first-half 2004 levels.

        The following table sets forth changes in net sales by product category, sales variances due to changes in unit volume and dollar and percentage changes in unit volume and price, in each case for fiscal 2001, 2002 and 2003 and the six months ended June 28, 2003 and July 3, 2004.

	First Half Actual 2004	First Half Actual 2003	Actual 2003	Actual 2002	Actual 2001
	(Dollars in millions)
Sales by Category
Structural Products	$1,667	$1,013	$2,401	$1,985	$1,959
Specialty Products	1,200	919	1,924	1,810	1,867
Other	(26)	(21)	(53)	(61)	(57)

Total Sales	$2,841	$1,911	$4,272	$3,734	$3,769

Sales Variances
Unit Volume $ Change	$203		$131	$38	$(338)
Price $ Change	727		407	(73)	(118)

Total $ Change	$930		$538	$(35)	$(456)

Unit Volume % Change	10.6%		3.5%	1.0%	-8.0%
Price % Change	38.1%		10.9%	-1.9%	-2.8%

Total % Change	48.7%		14.4%	-0.9%	-10.8%

Fiscal Year

        Our fiscal year is a 52- or 53-week period ending on a Saturday, approximately at the end of the calendar year. Fiscal year 2003 contained 53 weeks and fiscal years 2002 and 2001 contained 52 weeks. Fiscal quarters are generally 13 weeks long, ending on a Saturday, approximately at the end of the calendar quarter. The additional week in fiscal year 2003 was included in the fourth quarter.

Results of Operations

First Half 2004 Compared to First Half 2003

        The following table sets forth our and the division's results of operations for the six months ended July 3, 2004 and six months ended June 28, 2003. The results of operations for the six months ended July 3, 2004 combine the pre-acquisition period from January 4, 2004 to May 7, 2004 and the period from inception (March 8, 2004) to July 3, 2004.

	BlueLinx		Pre-acquisition Period		Combined		Pre-acquisition Period
	Inception (March 8, 2004) to July 3, 2004	% of Net Sales	January 4, 2004 to May 7, 2004	% of Net Sales	Six Months Ended July 3, 2004	% of Net Sales	Six Months Ended June 28, 2003	% of Net Sales
	(Dollars in thousands)
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Net sales	$955,612	100.0	$1,885,334	100.0	$2,840,946	100.0	$1,910,907	100.0
Gross profit	89,409	9.4	227,211	12.1	316,620	11.1	188,509	9.9
Selling, general and administrative	62,292	6.5	139,203	7.4	201,495	7.1	159,284	8.3
Depreciation and amortization	2,317	0.2	6,175	0.3	8,492	0.3	9,948	0.5

Operating income	24,800	2.6	81,833	4.3	106,633	3.8	19,277	1.0
Interest expense	6,620	0.7	—	—	6,620	0.2	—	—
Other expense (income), net	(174)	0.0	614	0.0	440	0.0	(5)	0.0
Income before provision for income taxes	18,354	1.9	81,219	4.3	99,573	3.5	19,282	1.0
Income tax provision (benefit)	7,158	0.7	30,782	1.6	37,940	1.3	7,404	0.4

Net income	$11,196	1.2	$50,437	2.7	$61,633	2.2	$11,878	0.6

        Net Sales.    Net sales for the first half of fiscal 2004 increased 49% to $2,841 million from $1,911 million in the first half of fiscal 2003. This increase of $930 million was caused by price changes amounting to $727 million and unit volume increases amounting to $203 million. Unit sales increased by 10.6% during the first half of fiscal 2004, as compared to the same period in fiscal 2003. The increase in unit volume reflects the continued success of our strategy of increasing volume through focused value-added selling, which we began to implement in late 2002, and strong underlying demand in our end-use markets. Additionally, net sales were favorably impacted by significantly higher prices for plywood, OSB, lumber and various specialty products due to increases in demand coupled with limited capacity additions by manufacturers over the last several years.

        Gross Profit.    Gross profit for the first half of fiscal 2004 increased by 68%, or $128 million, to $317 million from $189 million in the first half of fiscal 2003. Of this increase, $20 million was the result of higher unit volume, $36 million was the result of an increase in gross profit margins to 11.1% for the first half of fiscal 2004, as compared to 9.9% for the same period in 2003, and $72 million was the result of higher prices during the first half of 2004 compared to the same period in 2003. The increase in gross profit margin was the result of our continued focus on improving margins and strong demand.

        Operating Expenses.    Selling, general and administrative expenses for the first half of fiscal 2004 were $201 million, or 7.1% of net sales, compared to $159 million, or 8.3% of net sales, in the first half of fiscal 2003. Higher expenses in the first half of fiscal 2004 as compared to the first half of fiscal 2003 were primarily due to increases in employee bonuses and sales commissions (a $19 million increase) due to strong performance, increased variable expenses such as warehouse delivery and labor and a portion of the increase in marketing expenses associated with higher unit volume (an approximately $8 million increase) and cost inflation primarily related to employee benefits and payroll (an approximately $5 million increase). Additionally, the first half of fiscal 2004 included approximately $8 million in one-time expenses associated with the acquisition and the related transition. We anticipate recording additional transition expenses of approximately $3 million during the second half of fiscal 2004 and first half of fiscal 2005.

        Depreciation and Amortization.    Depreciation and amortization expense totaled $8.5 million for the first half of fiscal 2004 (excluding amortization of debt issue cost), while depreciation expense totaled $9.9 million for the first half of fiscal 2003. Property, plant and equipment was purchased by us for less than Georgia-Pacific's book value; as a result, book value and associated depreciation following the acquisition is lower than it was during the pre-acquisition period. We did not have any amortization during the pre-acquisition period.

        Operating Income.    Operating income for the first half of fiscal 2004 increased by $87.3 million to $106.6 million, or 3.8% of net sales, from $19.3 million, or 1.0% of net sales, for the first half of fiscal 2003. This improvement was the result of higher unit volume, higher product prices and higher gross margins.

        Interest Expense.    Interest expense totaled $6.6 million for the first half of fiscal 2004 and was entirely incurred in the period from May 8, 2004 to July 3, 2004. Interest expense related to our term loan, revolving credit facility and mortgage was $1.8 million, $2.8 million and $1.6 million, respectively. Additionally, interest on the expected final working capital settlement with Georgia-Pacific was $0.4 million. The division did not incur interest expense prior to the acquisition. Interest expense includes $0.5 million of debt issue cost amortization.

        Provision for Income Taxes.    The effective tax rate was 38.1% and 38.4% for the first half of 2004 and 2003, respectively.

        Net Income.    Net income totaled $61.6 million and $11.9 million for the first half of fiscal 2004 and 2003, respectively. Net income for the first half of fiscal 2004, excluding one-time expenses associated with the acquisition and related transition, was $66.8 million.

Fiscal 2003 Compared to Fiscal 2002

        The following table sets forth our results of operations for fiscal 2003 and fiscal 2002.

	Pre-acquisition Period
	Year Ended January 3, 2004	% of Net Sales	Year Ended December 28, 2002	% of Net Sales
	(Dollars in thousands)
Net sales	$4,271,842	100.0	$3,734,029	100.0
Gross profit	457,467	10.7	363,034	9.7
Selling, general and administrative	346,585	8.1	295,492	7.9
Depreciation and amortization	19,476	0.5	21,757	0.6

Operating income	91,406	2.1	45,785	1.2
Interest expense	—	0.0	—	0.0
Other expense (income), net	376	0.0	348	0.0

Income before provision for income taxes	91,030	2.1	45,437	1.2
Income tax provision (benefit)	34,877	0.8	17,597	0.5

Net income	$56,153	1.3	$27,840	0.7

        Net Sales.    Net sales for fiscal 2003 increased 14% to $4,272 million from $3,734 million in fiscal 2002. This increase of $538 million was caused by price increases amounting to $407 million and unit volume increases amounting to $131 million. Unit sales increased by 3.5% during fiscal 2003. The increase in unit sales, in part, reflected the early results of our strategy of increasing volume through focused value-added selling, which we began to implement in late fiscal 2002. Also contributing to the increase was the fact that Georgia-Pacific's 2003 fiscal year included several more operating days than fiscal 2002, which added $44 million, or approximately 1%, to fiscal 2003 volume. Additionally, net sales were favorably impacted by significantly higher prices for plywood, OSB and lumber in the second half of fiscal 2003.

        Gross Profit.    Gross profit for fiscal 2003 increased by 26%, or $94 million, to $457 million from $363 million in fiscal 2002, reflecting higher net sales. Of this increase, $13 million was the result of higher unit volume, $42 million was the result of an increase in the gross profit margin to 10.7% in 2003, compared to 9.9% in 2002, and $39 million was the result of higher prices in 2003 compared to 2002. The increase in gross profit margin was the result of our continued focus on improving margins and strong demand.

        Operating Expenses.    Selling, general and administrative expenses for fiscal 2003 were $347 million, or 8.1% of net sales, while selling, general and administrative expenses for fiscal 2002 were $295 million, or 7.9% of net sales. Higher expenses in fiscal 2003 as compared to fiscal 2002 were primarily due to an increase in employee bonuses and sales commissions due to strong performance (a $17 million increase), increased variable expenses including delivery, labor and sales and marketing expenses associated with higher unit volume (an approximately $5 million increase), cost inflation primarily impacting employee benefits and payroll costs (an approximately $9 million increase), increased Georgia-Pacific corporate overhead charges (an approximately $4 million increase), increased pension charges associated with declining pension fund returns and associated interest rate assumptions (an approximately $4 million increase) and a $5 million expense associated with the several extra days in Georgia-Pacific's 2003 fiscal year.

        Depreciation and Amortization.    Depreciation expense totaled $19.5 million and $21.8 million for fiscal 2003 and fiscal 2002, respectively. From fiscal 1994 to 1997, capital investment totaled over $400 million. The declining depreciation trend reflects the completion of the book depreciation of portions of this investment. We did not have any amortization during the pre-acquisition period.

        Operating Income.    Operating income in fiscal 2003 increased by $45.6 million to $91.4 million, or 2.1% of net sales, from $45.8 million, or 1.2% of net sales, in fiscal 2002. This improvement was the result of higher unit volume, higher product prices and higher gross margins.

        Provision for Income Taxes.    The effective tax rate was 38.4% and 38.8% in fiscal 2003 and fiscal 2002, respectively.

        Net Income.    Net income totaled $56.2 million and $27.8 million in fiscal 2003 and fiscal 2002, respectively.

Fiscal 2002 Compared to Fiscal 2001

        The following table sets forth our results of operations for fiscal 2002 and fiscal 2001.

	Pre-acquisition Period
	Year Ended December 28, 2002		Year Ended December 29, 2001
	(Dollars in thousands)
		% of Net Sales		% of Net Sales
Net sales	$3,734,029	100.0	$3,768,700	100.0
Gross profits	363,034	9.7	373,516	9.9
Selling, general and administrative	295,492	7.9	298,576	7.9
Depreciation and amortization	21,757	0.6	26,747	0.7

Operating income	45,785	1.2	48,193	1.3
Interest expense	—	0.0	—	0.0
Other expense (income), net	348	0.0	448	0.0

Income before provision for income taxes	45,437	1.2	47,745	1.3
Income tax provision (benefit)	17,597	0.5	18,470	0.5

Net income	$27,840	0.7	$29,275	0.8

        Net Sales.    Net sales for fiscal 2002 decreased 1% to $3,734 million from $3,769 million in fiscal 2001. This decrease of $35 million was caused by price decreases amounting to $73 million, which were somewhat offset by unit volume increases of $38 million. Unit sales increased by 1.0% during fiscal 2002, compared to fiscal 2001. During this same time period, estimated unit volume demand in the end-use markets we serve grew by 2.7%. Revenue was unfavorably impacted by slightly lower plywood, OSB and lumber prices.

        Gross Profit.    Gross profit for fiscal 2002 decreased by 3%, or $11 million, to $363 million from $374 million in fiscal 2001, reflecting a decrease in the gross profit margin to 9.7% of net sales in fiscal 2002, compared to a gross profit margin of 9.9% of net sales in fiscal 2001. The decrease in gross profit margin was the result of moderate declines in plywood, OSB and lumber prices. Additionally, during this period, Georgia-Pacific had a floor price policy on plywood sold to the division that reduced plywood margins below normal levels. Under this policy, Georgia-Pacific often sold plywood to the division at floor prices that were above market prices, thereby increasing the division's cost of goods sold. This policy was effective during periods of low prices in fiscal 2001 through the middle of fiscal 2003. We are no longer subject to Georgia-Pacific's floor pricing policies.

        Operating Expenses.    Selling, general and administrative expenses for fiscal 2002 were $295 million, or 7.9% of net sales, and $299 million, or 7.9% of net sales, for fiscal 2001. Lower selling, general and administrative expenses in fiscal 2002 compared to fiscal 2001 were primarily due to lower payroll and payroll-related costs associated with a reduction in headcount that was largely implemented in the fourth quarter of fiscal 2001 (an approximately $20 million decrease), partially offset by cost inflation primarily impacting employee benefits and payroll costs (an approximately $9 million increase).

        Depreciation and Amortization.    Depreciation expense totaled $21.8 million and $26.8 million for fiscal 2002 and fiscal 2001, respectively. From fiscal 1994 to 1997, capital investment by

Georgia-Pacific totaled over $400 million. The declining depreciation trend reflects the completion of the book depreciation of portions of this investment. We did not have any amortization during the reported period.

        Operating Income.    Operating income totaled $45.8 million in fiscal 2002, or 1.2% of net sales, and $48.2 million, or 1.3% of net sales, in fiscal 2001, reflecting a period of relatively low and generally declining prices. Gross profit was unfavorably impacted by declining prices and by the Georgia-Pacific plywood price floor.

        Provision for Income Taxes.    The effective tax rate was 38.8% and 38.7% in fiscal 2002 and fiscal 2001, respectively.

        Net Income.    Net income totaled $27.8 million and $29.3 million in fiscal 2002 and fiscal 2001, respectively.

Seasonality

        We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the building products distribution industry. The first quarter is our slowest quarter due to the impact of poor weather on the construction market. Our second quarter typically improves from our first quarter as the weather begins to improve and held-over construction demand from the winter season is released. Our third quarter is typically our strongest quarter, reflecting a substantial increase in construction due to more favorable weather conditions. Our working capital and accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in second quarter in anticipation of the third quarter season. The fourth quarter is typically our second slowest quarter due to the decline in construction with the onset of the winter season. We expect these trends to continue for the remainder of fiscal 2004 and for the foreseeable future.

Liquidity and Capital Resources

        The division's principal source of liquidity historically has been the consolidated resources of Georgia-Pacific. We intend to fund future capital needs through our operating cash flows and our revolving credit facility. For a summary of selected terms of our revolving credit facility and other indebtedness, see "Description of Certain Indebtedness." We believe that the amounts available from this and other sources will be sufficient to fund operations and capital requirements for the foreseeable future.

        The following tables indicate our working capital and cash flows for the periods indicated.

	BlueLinx	Pre-acquisition Period
	At July 3, 2004	At June 28, 2003	At January 3, 2004	At December 28, 2002	At December 29, 2001
	(Unaudited)	(Unaudited)
(Dollars in thousands)
Working capital	$607,154	$530,151	$442,672	$433,917	$411,381
	BlueLinx
		Pre- acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004		Combined	Pre-acquisition Period
		Period from January 4, 2004 to May 7, 2004	Six Months Ended July 3, 2004	Six Months Ended June 28, 2003	Year Ended January 3, 2004	Year Ended December 28, 2002	Year Ended December 29, 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in thousands)
Cash flows provided by (used for) operating activities	$75,915	$(112,758)	$(36,843)	$(74,060)	$59,129	$46,690	$54,395
Cash flows provided by (used for) investing activities	(773,477)	(1,126)	(774,603)	(924)	(4,062)	(2,785)	2,564
Cash flows provided by (used for) financing activities	730,464	113,378	843,842	75,127	(54,716)	(44,127)	(57,043)

  Working Capital

        Working capital consists of total current assets minus total current liabilities excluding current maturities of long-term debt. Working capital increased by $164 million to $607 million at July 3, 2004, from $443 million at January 3, 2004. The increase in working capital reflects a seasonal increase in the business from December to June and moderately higher product prices. Accounts receivable increased by $236 million and finished goods inventories increased by $148 million; these increases were partially offset by a $288 million increase in accounts payable. Of the $288 million increase in accounts payable, approximately $135 million reflects trade payables due to Georgia-Pacific while, prior to the acquisition, purchases from Georgia-Pacific were treated as inter-company transactions and were not included in accounts payable. Additionally, cash increased by $32 million to $33 million at July 3, 2004. During the pre-acquisition period, Georgia-Pacific consolidated all cash balances and the division only maintained petty cash and other minor balances. The $33 million of cash on our balance sheet at July 3, 2004 primarily reflects customer remittances received in our lock boxes on Friday and Saturday that are not available until the next Monday, that is part of the following fiscal period.

        Compared to fiscal 2002, working capital increased by $8.8 million, or 2%, in fiscal 2003. The increase in working capital was primarily attributable to higher accounts receivable balances of $53.7 million driven by net sales growth and partially offset by higher accounts payable and bank overdrafts of $25.2 million and higher accrued compensation of $12.2 million.

        Compared to fiscal 2001, working capital increased by $22.5 million in fiscal 2002, primarily as a result of a moderate increase in inventories of $10.7 million and a small decrease in accounts payable of $13.8 million.

  Operating Activities

        During the first half of fiscal 2004 and fiscal 2003, cash flows used for operating activities totaled $36.8 million and $74.1 million, respectively. The increase of $37.2 million in operating cash flows was primarily driven by trade payables for products purchased from Georgia-Pacific, which were $135 million at July 3, 2004, compared to zero during the pre-acquisition period, due to the fact that amounts due to Georgia-Pacific for product purchases were not classified as accounts payable but as parent's investment. Additional sources of cash were improved earnings and seasonal increases in payables with other vendors of $87.8 million. These sources were offset in part by seasonal increases in accounts receivable of $119.3 million and inventory of $123.3 million.

        In fiscal 2003 and fiscal 2002, cash flows provided by operating activities totaled $59.1 million and $46.7 million, respectively. The increase of $12.4 million in operating cash flows in fiscal 2003 was primarily due to increased net income of $28.3 million and fluctuations in inventories of $14.1 million, accounts payable of $31.0 million and accrued compensation of $16.7 million. Partially offsetting these operating cash flow increases were fluctuations in accounts receivable of $86.6 million. The increases in inventories and accounts payable in fiscal 2003 were primarily caused by increased purchasing activity to support higher business volume. Increased accrued compensation in fiscal 2003 was caused by higher employee bonuses and other compensation linked to the division's improved performance. Accounts receivable increased in fiscal 2003 due to increased net sales in fiscal 2003 compared to fiscal 2002.

        The decrease of $7.7 million in net cash provided by operating activities in fiscal 2002 compared to fiscal 2001 primarily resulted from fluctuations in accounts payable of $32.1 million, partially offset by fluctuations in accounts receivable of $28.5 million.

  Investing Activities

        During the first half of fiscal 2004 and fiscal 2003, cash flows used for investing activities totaled $774.6 million and $0.9 million, respectively.

        On May 7, 2004, we and our operating company acquired the real estate and the operating assets of the division, respectively. On that date, we paid purchase consideration of approximately $773 million. The purchase price is subject to a post-closing working capital adjustment, which we estimate will require the payment of an additional $47.2 million to Georgia-Pacific, which we expect to fund with our revolving credit facility.

        Our expenditures for property and equipment were $1.5 million and $2.0 million during the first half of fiscal 2004 and fiscal 2003, respectively. Fiscal 2004 capital expenditures are expected to be approximately $10 million for the entire year, including first-half 2004 capital expenditures. These expenditures will be primarily for mobile equipment consisting of trucks, trailers, forklifts and sales force automobiles.

        Proceeds from the sale of property and equipment totaled $0.3 million and $1.1 million during the first half of fiscal 2004 and fiscal 2003, respectively.

        Our expenditures for property and equipment were $5.4 million, $3.6 million and $0.8 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. These expenditures were primarily for mobile equipment.

        Proceeds from the sale of property and equipment totaled $1.3 million, $0.8 million and $3.4 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. The excess proceeds in fiscal 2001 primarily reflect the sale of two unused facilities.

  Financing Activities

        Net cash provided by financing activities was $843.8 million during the first half of fiscal 2004 and $75.1 million during the first half of fiscal 2003. The increase in cash provided by financing activities in the first half of fiscal 2004 primarily reflects the net proceeds from our revolving credit facility ($452 million), our term loan ($100 million), our mortgage payable to ABPMC, an affiliate of Cerberus ($100 million), our issuance of preferred stock ($95 million) and our issuance of common stock ($5 million), all of which relate to our acquisition of the assets of the division. Fees paid to issue the revolving credit facility and term loan totaled $15.2 million.

        Cash used for financing activities was $54.7 million, $44.1 million and $57.0 million for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. During the pre-acquisition period, we were financed by Georgia-Pacific and the use of bank overdrafts.

  Debt and Credit Sources

        On May 7, 2004, our operating company entered into a revolving credit facility. As of July 3, 2004, advances outstanding under the revolving credit facility were approximately $451.8 million. Borrowing availability was approximately $229.2 million and outstanding letters of credit on this facility were approximately $4 million. As of July 3, 2004, the interest rate on outstanding balances under the revolving credit facility was 3.625%.

        On May 7, 2004, our operating company also entered into our term loan facility. As of July 3, 2004, amounts outstanding under our term loan facility were $100 million. All principal and interest due on the term loan will be repaid in full using the proceeds of this offering. The interest rate on the term loan is 10%.

        On May 7, 2004, we became a borrower under a $100 million mortgage loan agreement with ABPMC, an affiliate of Cerberus. Simultaneously with the consummation of the offering, the existing mortgage will be refinanced by our new mortgage and the mezzanine financing obtained by us and our subsidiaries, which will be provided by a third party that is not affiliated with Cerberus.

        For a summary of the terms of our credit instruments, see "Description of Certain Indebtedness."

          Contractual Commitments    The following table represents our contractual commitments associated with our debt and other obligations disclosed above as of July 3, 2004:

	Remainder of 2004		2005	2006	2007	2008	Thereafter	Total
	(Dollars in thousands)
Revolving credit facility	$—		$—	$—	$—	$—	$451,769	$451,769
Payable to Georgia-Pacific for working capital settlement	41,033	(2)	—	—	—	—	—	41,033
Term loan facility	—		21,250	18,750	23,750	25,000	11,250	100,000
Mortgage indebtedness	—		—	—	—	—	100,000	100,000

Subtotal	41,033		21,250	18,750	23,750	25,000	563,019	692,802
Purchase obligations*	655,000		1,321,000	1,321,000	1,321,000	1,321,000	440,000	6,379,000
Operating leases	3,218		6,440	6,378	6,847	6,826	19,921	49,630
Standby letters of credit**	4,000		—	—	—	—	—	4,000

Total	$703,251		$1,348,690	$1,346,128	$1,351,597	$1,352,826	$1,022,940	$7,125,432

(1)
Interest rates on the revolving credit facility and the term loan facility are variable, based on 14-day, one-month, two-month, three-month or six-month LIBOR for the revolving credit facility and one-month, two-month, three-month or six-month LIBOR for the term loan, in each case plus a spread, and were 3.625% and 10.0%, respectively, at July 3, 2004. The interest rate on our mortgage indebtedness is fixed at 10.0%. Annual interest, at July 3, 2004 rates and balances, totaled $36,377, consisting of $16,377 for the revolving credit facility, $10,000 for the term loan facility and $10,000 for the mortgage.

(2)
The working capital settlement was increased to $47.2 million in the third quarter of 2004.

        The following table represents our contractual commitments associated with our debt and other obligations disclosed above as of July 3, 2004 after giving effect to the offering transactions and the planned application of net proceeds therefrom:

	Remainder of 2004		2005	2006	2007	2008	Thereafter	Total
	(Dollars in thousands)
Revolving credit facility	$—		$—	$—	$—	$—	$451,769	$451,769
Payable to Georgia-Pacific for working capital settlement	41,033	(2)	—	—	—	—	—	41,033
Term loan facility	—		—	—	—	—	—	—
Mortgage and mezzanine indebtedness	—		—	—	165,000	—	—	165,000

Subtotal	41,033		—	—	165,000	—	451,769	657,802
Purchase obligations*	655,000		1,321,000	1,321,000	1,321,000	1,321,000	440,000	6,379,000
Operating leases	3,218		6,440	6,378	6,847	6,826	19,921	49,630
Standby letters of credit**	4,000		—	—	—	—	—	4,000

Total	$703,251		$1,327,440	$1,327,378	$1,492,847	$1,327,826	$911,690	$7,090,432

(1)
Interest on the revolving credit facility and mortgage and mezzanine indebtedness is variable, based on 14-day, one-month, two-month, three-month or six-month LIBOR for the revolving credit facility and 30-day LIBOR for the mortgage and mezzanine indebtedness, in each case plus a spread. The interest rate on the revolving credit facility was 3.625% at July 3, 2004. The interest rate on our mortgage indebtedness at the time of the consummation of the offering is expected to be 4.25%. Annual interest, at the rates noted above, totals $23,389, consisting of $16,377 for the revolving credit facility and $7,013 for the mortgage.

(2)
The working capital settlement was increased to $47.2 million in the third quarter of 2004.

*
Our purchase obligations are related to our supply agreement with Georgia-Pacific.

**
Standby letters of credit not included above under the credit facilities.

        Purchase orders entered into in the ordinary course of business are excluded from the above table. Amounts for which we are liable under purchase orders are reflected on our consolidated balance sheet (to the extent entered into prior to the end of the applicable period) as accounts payable and accrued liabilities.

Quantitative and Qualitative Disclosure about Market Risk

        We believe that general inflation did not significantly affect our operating results or markets for the first half of fiscal 2004 and fiscal 2003 or for fiscal 2003, fiscal 2002 or fiscal 2001. As discussed above, our results of operations were both favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Commodity price fluctuations have from time to time created cyclicality in our financial performance and may do so in the future.

        Our revolving credit facility accrues interest based on a floating benchmark rate (the prime rate or LIBOR rate), plus an applicable margin. A change in interest rates under the revolving credit facility could have an impact on results of operations. A change of 100 basis points in the market rate of interest would impact interest expense by approximately $6 million based on borrowings outstanding at July 3, 2004, and excluding the term loan, interest expense would have been impacted by approximately $5 million.

        Fewer than 1.0% of our net sales are denominated in currencies other than the U.S. dollar, and we do not believe our total exposure to currency fluctuations to be significant.

Critical Accounting Policies

        Our significant accounting policies are more fully described in the notes to the consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. As with all judgments, they are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, current economic trends in the industry, information provided by customers, vendors and other outside sources and management's estimates, as appropriate. The following are accounting policies that management believes are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgment:

  Revenue Recognition

        We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated as FOB (free on board) shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer's delivery site. Discounts and allowances are comprised of trade allowances, cash discounts and sales returns. Cash discounts and sales returns are estimated using historical experience. Trade allowances are based on the estimated obligations and historical experience. Adjustments to earnings resulting from revisions to estimates on discounts and returns have been insignificant for each of the years in the three-year period ended January 3, 2004 or the interim period ended July 3, 2004.

  Allowance for Doubtful Accounts and Related Reserves

        We evaluate the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness. We maintain an allowance for doubtful accounts for each aging category on our aged trial balance based on our historical loss experience. This estimate is periodically adjusted when we become aware of specific customers' inability to meet their financial obligations (e.g., bankruptcy filing or other evidence of liquidity problems). As we determine that specific balances will be ultimately uncollectible we remove them from our aged trial balance. Additionally, we maintain reserves for cash discounts that we expect customers to earn as well as expected returns. At July 3, 2004, January 3, 2004, December 28, 2002 and December 29, 2001, the allowance for doubtful accounts totaled $12 million, $9.2 million, $9.5 million and $9.9 million, respectively. Adjustments to earnings resulting from revisions to estimates on discounts and uncollectible accounts have been insignificant for each of the three years in the three-year period ended January 3, 2004. The increased level of reserves at July 3, 2004 reflects an increase in reserves for cash discounts associated with the seasonally elevated accounts receivable level.

  Inventories

        Inventories are carried at the lower of cost or market. The cost of substantially all inventories is determined by the moving average cost method. We evaluate our inventory value at the end of each quarter to ensure that first quality, actively moving inventory, when viewed as a whole, is carried at the lower of cost or market. Additionally, we maintain a reserve for the estimated value impairment associated with damaged and inactive inventory. At July 3, 2004, January 3, 2004, December 28, 2002 and December 29, 2001, our inventory reserves totaled $2.4 million, $2.1 million, $2.8 million and $3.0 million, respectively.

  Consideration Received from Vendors

        At the beginning of each calendar year, we enter into agreements with many of our vendors providing for inventory purchase rebates, generally based on achievement of specified volume purchasing levels and various marketing allowances that are common industry practice. We accrue for the receipt of vendor rebates based on purchases, and also reduce inventory value to reflect the net acquisition cost (purchase price less expected purchase rebates). Adjustments to earnings resulting from revisions to rebate estimates have been insignificant for each of the years in the three-year period ended January 3, 2004 or the interim period ended July 3, 2004.

  Impairment of Long-Lived Assets

        Long-lived assets, including property and equipment, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Our judgment regarding the existence of impairment indicators is based on market and operational performance. There have been no adjustments to earnings resulting from the impairment of long-lived assets for each of the years in the three-year period ended January 3, 2004 or the interim period ended July 3, 2004.

Recently Issued Accounting Pronouncements

        On March 31, 2004, the Financial Accounting Standards Board, or FASB, issued an exposure draft, Share-Based Payment, an amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under Statement of Financial Accounting Standards, or SFAS, 123, "Accounting for Stock-Based Compensation," and Accounting Principles Board, or APB, Opinion 25, "Accounting for Stock Issued to Employees." The exposure draft covers a wide range of equity-based compensation arrangements. Under the FASB's proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. The comment period for the exposure draft ended on June 30, 2004, and final rules are expected to be issued in late 2004. The standard would be applicable for fiscal years beginning after December 15, 2004. We are currently evaluating the impact of the proposed change in accounting, but will not know the ultimate impact until the final rules are issued.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS No. 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" for decisions made: (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133; (2) in connection with other FASB projects dealing with financial instruments; and (3) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contain financing components. The statement is generally effective for contracts entered into or modified after June 30, 2003 and is to be applied prospectively. We have determined that the adoption of the provisions of SFAS No. 149 will not have a material effect on our financial condition, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have determined that the adoption of the provisions of SFAS No. 150 will not have a material effect on our financial condition, results of operations or cash flows.

BUSINESS

Our Company

        We are the largest distributor of building products in the United States. We distribute over 10,000 products to more than 11,700 customers through our network of 63 warehouses and third-party operated warehouses which serve all major metropolitan markets in the United States. We distribute products in two principal categories: structural products and specialty products. Structural products include plywood, OSB, lumber and other wood products primarily used for structural support, walls and flooring in residential construction projects. Structural products represented approximately 55% of our fiscal 2003 net sales. Specialty products include roofing, insulation, moulding, engineered wood products, vinyl products (used primarily in siding) and metal products. Specialty products accounted for approximately 45% of our fiscal 2003 net sales. Specialty products as a category historically have had more short-term price stability and higher margins than structural products.

        Our diversified customer and supplier base covers multiple market segments and end-use markets. Our customers include building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. We purchase our products from over 750 vendors and serve as a national distributor for a number of our suppliers. We have two centralized sales and procurement centers, one at our headquarters in Atlanta, Georgia and the second in Denver, Colorado. We own 61 warehouses and lease an additional two which in aggregate comprise over ten million square feet of space under roof plus significant outdoor storage space. We distribute products through our owned fleet of 900 trucks and over 1,200 trailers, as well as by common carrier.

        Our net income was $29.3 million in fiscal 2001, and increased to $56.2 million in fiscal 2003. Net income for the six months ended July 3, 2004, on a pro forma basis, as adjusted to reflect the acquisition and offering transactions, has further increased to $61.3 million. These improvements are the result of increases in sales and gross profit margins. During the six months ended July 3, 2004, net sales increased by 48%, unit sales by 10.6% and gross profit by 68% compared to the same period in 2003.

        The following charts outline our fiscal 2003 revenue by product type and end-use markets.

Fiscal 2003 Revenue by Product Type	Fiscal 2003 Revenue by End-Use Market

        The division commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-Pacific's plywood. From 1994 through 1997, Georgia-Pacific invested over $400 million of capital to restructure the division and enable it to (i) reduce its network of warehouses from 134 independently managed warehouses into a network of 63 larger, more efficient, and centrally managed distribution points, (ii) build a centralized information technology platform, and (iii) implement centralized purchasing and pricing decision-making while maintaining a meaningful local sales and operating presence. Since 2000, we and the division have implemented several additional initiatives that have increased gross margins, rationalized our cost structure, established coordinated business processes and improved customer service. On May 7, 2004, Georgia-Pacific sold the division to ABP Distribution Holdings Inc., or ABP, a new company owned by Cerberus Capital Management, L.P., a private, New York-based investment firm, and members of our management team. ABP is our predecessor.

Industry Overview

        We are the largest distributor in the U.S. building products distribution market. Within this market, a significant portion of products are sold using the two-step distribution model. This means that distributors like ourselves buy building products from manufacturers and sell these products to industrial users, building materials dealers and retailers, who in turn sell the products directly to the ultimate end-user of the product. During the two-step distribution process, building products are usually shipped from the manufacturer to the distributor's warehouse and then sold to the distributor's customer.

        The following chart illustrates the two-step distribution model:

        Two-step distributors add value to product manufacturers and product users. Distributors take costs out of the supply chain by breaking bulk, providing product assortment and storage capabilities, performing just-in-time service and providing "one-stop" shopping for a variety of products. Many users of building materials buy products from distributors such as ourselves, instead of directly from manufacturers. Our customers are often not large enough to buy in bulk, lack the storage capacity for large orders and require a broader product portfolio and more services than a single manufacturer or a limited assortment of manufacturers can provide.

        To enable us to provide the value of break bulk, just in time service and "one stop" assortment of goods to our customers, we, like most distributors, maintain significant on-hand inventories. We maintain, on average, more than 1,000 different products at each location and typically maintain, on average, at least a 30-day supply of each product to ensure that we have product availability to meet customer demand.

        For manufacturers, distributors provide a valuable sales and marketing function that allows manufacturers to extend the reach of their products to customers of all sizes. Many manufacturers lack the sales and marketing infrastructure to sell to the large number of dealers directly and instead rely on distributors for this function. Manufacturers supply the product and guarantee its performance for its intended use, and are thus, consistent with industry practice, responsible for warranty costs, while distributors, such as us, provide sales and distribution.

        End-users of building products operate in five principal markets: (1) new home construction; (2) repair and remodeling; (3) manufactured housing; (4) non-residential construction; and (5) industrial users. Most end-users use a large number of suppliers. This highly fragmented distribution market is served by a small number of national distributors, several regionally focused distributors and a large number of independent local distributors.

        We estimate that the U.S. building products distribution market, which is the market where we primarily compete, generated approximately $39 billion of revenues in 2003. We estimate that we had an industry-leading market share of 10.9% in the United States building products distribution business in 2003, with the four largest distributors comprising only 31% of the market and the remaining 69% consisting of more than 100 other smaller local competitors. Most major markets are served by at least two of the three largest competitors by market share. Additionally, every market has small, local competitors typically focused on more narrow niches. These local distributors tend to be closely held and often specialize in a limited number of product categories. We measure market share based on data published annually by HCN. We define market share as our sales as a percentage of the reported sales of the firms on HCN's list, as adjusted to eliminate firms that do not compete with us and, for certain firms, the portion of their sales attributable to businesses that do not compete with us.

        We believe the following industry conditions and trends will benefit our business:

        Increased market share opportunities for national distributors.    We believe that national building products distributors, such as ourselves, will gain market share due to the significant economies of scale they can employ to better serve their customer base. Nationwide distributors also have a significant competitive advantage over local distributors in servicing multi-regional accounts, who are growing rapidly. These advantages include the geographic presence to service multi-regional accounts, as well as more purchasing power, a broader offering of products and services, the availability of real-time nationwide market intelligence and sophisticated operating systems that offer value-added service to customers. National distributors, such as ourselves, also are able to provide manufacturers with greater access to sales and distribution resources. We believe that our ability to benefit from these competitive advantages will enable us to continue to increase our market share.

        Fragmented industry and consolidation opportunities.    We believe that the highly fragmented nature of our industry will lead to consolidation since larger distributors can more cost-effectively and efficiently meet the needs of customers and vendors. The building products distribution industry is comprised of a small number of regional and multi-regional distributors and a large number of local distributors. We believe that having a publicly traded acquisition currency will be useful to us in pursuing acquisitions. As the largest independent nationwide distributor with a centralized platform, we believe we are well positioned to take advantage of acquisition opportunities and benefit from industry consolidation.

        End-user focus on reducing inventories and improving supply-chain efficiency.    Due to the extensive capital and storage space required to maintain adequate inventories of building products, building materials dealers and end-users seek ways to reduce their stocks through effective inventory management and just-in-time delivery capabilities. As end-users reduce their inventory levels, they increasingly rely on distributors to deliver a broader and deeper range of products on a more frequent and timely basis. End-users also seek to increase the number of products delivered in a truckload, thereby reducing the number of truckload deliveries to their facilities. We believe that the breadth and depth of our product portfolio, our ability to take advantage of our national network and scale, and the value-added marketing, packaging and transportation services we provide to our customers effectively position us to benefit from these industry trends.

        Secular growth of the new housing market.    Homeownership Alliance projects that new housing starts will average between 1.8 million and 2.2 million units through 2013, fueled primarily by demographic trends. This exceeds the average annual housing starts of 1.37 million in the 1990's and 1.68 million during 2000 to 2003. According to RISI, the size of new homes is also increasing, with new homes built in 2003 more than 10% larger than homes constructed in 1993; we believe that this trend should also help increase demand for building products. Approximately 50% of our net sales are derived from new housing starts.

        Relative stability of repair and remodeling market.    We believe that the repair and remodeling market is more stable than the new housing market. As mortgage rates increase, homeowners have historically invested in remodeling their existing homes instead of moving into new homes. We believe that we are well-positioned to benefit from the relative stability in this segment since approximately 15% of our net sales are derived from this market.

        Recovery in the industrial, manufactured housing and nonresidential markets.    We estimate that approximately 35% of our fiscal 2003 net sales were attributable to industrial, manufactured housing and non-residential construction markets. Based on RISI data weighted to reflect the sectors in which our business operates, these sectors are expected to grow at rates of 5% in 2005, 6% in 2006 and 12% in 2007.

        Increase in imports of building products.    Over the past five years, there has been a significant increase in imports of building products from low-cost producing countries. For example, according to RISI, total U.S. imports of plywood have increased from less than 1% of plywood demand in 1998 to 8% of demand in 2003. Foreign manufacturers typically lack a U.S. sales and marketing infrastructure and rely on distributors with a knowledgeable sales force and centralized presence to distribute their products. We believe that our centralized business model allows us to provide the sales and marketing infrastructure and distribution capabilities that foreign manufacturers need.

Our Competitive Strengths

We believe that the following competitive strengths are the keys to our success:

Largest building products distributor in the United States

        We believe we are the largest U.S. distributor of building products, with a 10.9% market share in 2003. Unlike our two largest competitors who are owned by manufacturers, our independence allows us to have independent control of our inventory management, as well as our product and vendor selection. We also believe that increased market information from our nationwide footprint, broad market presence and centralized information systems enable us to make more informed pricing and inventory decisions. Our nationwide presence and centralized business model also enable us to better serve multi-regional accounts. For example, net sales to our five largest customers grew by 29% during fiscal 2003. Finally, we believe that the geographic diversity of our client base helps to insulate us from weather-related or other downturns in demand in any one particular region of the United States.

Centralized business structure with a meaningful local presence

        Georgia-Pacific, our previous owner, invested significant amounts of time and made capital investments of over $400 million in our business from 1994 to 1997 to build a nationwide, centralized platform. The transformation from a decentralized to a centralized platform involved closing more than 80 distribution centers, building 13 new, larger warehouse facilities and expanding other warehouses and moving all sales and marketing and continuing salaried employees to new sales centers in Atlanta and Denver. Given the time, effort and capital involved in its establishment, we believe that our centralized business model is not easily replicable.

        We believe that our centralized business model allows strategic oversight and captures economies of scale while allowing us to maintain a meaningful local sales and operating presence. Centralizing sales, procurement, technology systems, accounting and strategic oversight allows the branch sales and operations teams to focus on local market requirements. Other benefits of our centralized business structure include:

  •
  the ability to roll out new nationwide product programs for our vendors to better market their products and increase our sales;

  •
  the ability to more easily implement best operating practices at our warehouse facilities;

  •
  the flexibility to monitor and react to real time business developments both on a national and local level due to our integrated information technology platform;

  •
  enhanced operational leverage and the ability to support increased volume with limited additional fixed expenses; and

  •
  the ability to easily absorb acquisitions into our existing infrastructure.

        While we enjoy the benefits of a centralized platform, we maintain a meaningful local sales and operating presence at each of our 63 branches, which allows us to respond to local trends, local pricing and expand relationships with our customers.

Diversified customer base

        We have over 11,700 customers, including building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. In 2003, we sold our products to 98 of the top 100 largest building products dealers in the United States, as listed by HCN in 2002, including major home improvement center chains. Our 10 largest customers accounted for approximately 18% of our fiscal 2003 net sales, and no single customer accounted for more than 4% of our fiscal 2003 net sales. Our diversified customer base ensures that we are not dependent on any individual customer.

Extensive product and services offerings

        We distribute over 10,000 building products. By virtue of the breadth and depth of our product offering, we do not have to rely on any single product type and can meet more of our customers' product needs than any of our competitors. The products we distribute include lumber, structural panels, hardwood plywood, particleboard, roofing, insulation, vinyl siding, metal products and moulding. In addition, we provide an extensive package of services to our customers and vendors, including marketing, packaging and transportation services, inventory management and end-user assistance services.

Strong relationships with vendors

        Our vendor base includes over 750 suppliers. We have long-standing relationships with many of our major suppliers, including relationships of more than 20 years with each of our top 10 vendors. We have primary or exclusive distribution agreements with many of our suppliers for certain of their products. For example, we act as a national distributor for The Dow Chemical Company's STYROFOAM® brand insulation and The Stanley Works' Bostitch® collated fasteners and pneumatic tools. We also have private-label arrangements with several vendors under which we serve as a national or regional distributor for particular products manufactured by these vendors. Purchases from Georgia-Pacific, our largest supplier, accounted for approximately 32% of our fiscal 2003 purchases; no other supplier accounted for more than 5% of our fiscal 2003 purchases.

        We believe that our strong relationship with Georgia-Pacific provides us a key competitive advantage. We are Georgia-Pacific's primary distributor for the United States and Canada, with additional distribution rights in Mexico and certain islands in the Caribbean. We have exclusive distribution rights on numerous products.

Experienced management team whose interests are aligned with stockholders

        Our senior management team has a blend of industry and functional experience, with our six senior operating managers averaging approximately 25 years of industry experience and 16 years of employment with us and the division. Charles McElrea, our chief executive officer, has been in his current role for the past five years and has over 26 years of forest products industry experience. George Judd, our president and chief operating officer, has over 20 years of service with us and the division in a variety of roles, including sales and marketing, operations and branch management. David Morris, our chief financial officer and treasurer, has been in his current role for the past five years and also brings over 20 years of functional and industry experience.

        We believe that our senior managers and employees have an ongoing stake in the creation of shareholder value. Our six senior operating managers have purchased 9.5% of our common stock in connection with the acquisition transactions. Additionally, our senior managers have the ability to earn bonuses of up to 80% to 110% of their respective base salaries upon meeting specific operating, financial and individual goals set by our board of directors. Over 250 of our other employees and managers also participate in a bonus program. Many of these employees also participate in a stock option program.

Our Business Strategy

        Our mission is to provide cost-effective value-added supply-chain solutions for our customers and our vendors. We believe this approach enhances our industry-leading position and maximizes shareholder value. We seek to achieve our objective by using our competitive strengths to take advantage of certain industry trends and conditions through the following key strategy initiatives:

Continue to organically grow our unit volumes and revenues

        We intend to continue to organically grow our unit volumes and revenues by further penetrating our customer base, capturing new customer opportunities and broadening our product and service offerings through our existing distribution channels. We plan to build on our existing customer relationships to generate incremental sales by selling additional products as well as new services, such as logistics solutions and inventory management solutions. We also plan to grow our customer base by growing our market share in core markets and extending our business into adjacent markets. For example, we believe that we can grow sales to industrial users of building materials, such as cabinet manufacturers and structural metal fabricators, by using our distribution network to deliver products directly to them. Our dedicated sales force has targeted these industrial accounts to provide individualized solutions for their particular service needs.

        We have developed our own proprietary customer relationship management software, or CRM, and several sales force training initiatives to help us achieve our revenue and unit growth initiatives. We believe these initiatives have helped accelerate our revenue and unit growth. In addition, we work with customers on an individual basis to identify and implement opportunities to reduce their costs and improve their business results. We plan to continue this process both with existing customers and products, and with new customers and new products. Our unit volume grew 10.6% over the six months ended July 3, 2004, as compared to the six months ended June 28, 2003, and has significantly outpaced the overall market growth of 6.7%.

Selectively pursue strategic acquisitions

        As an independent nationwide distributor with a centralized business platform and a publicly-traded stock, we believe that we are well positioned to be a leader in the consolidation of our industry. Strategic acquisitions have not been common in the building products distribution industry. However, recent consolidation has been taking place at both the customer and manufacturer levels, and we believe that pressure from larger end-users and manufacturers will help drive consolidation in our industry.

        Our acquisition strategy will be to selectively pursue acquisitions that further expand our product offerings and customer base. We intend to focus on acquisitions of small and medium-sized regional operators at prices that generate attractive returns on invested capital. We intend to fund future acquisitions through one or more of our internal cash resources, borrowings under our revolving credit facility, future financings and the issuance of equity securities to sellers of businesses we acquire or to the public.

Expand our product portfolio and service offerings

        We intend to expand our product and service offerings to generate increased revenue. As a new independent entity separate from Georgia-Pacific, we have begun to build relationships with new vendors in order to add new products to our portfolio, including OSB, fir plywood, imported pine plywood, sub-flooring and specialty products such as siding and various grades of hardwood plywood. We are also actively marketing distribution services for less-than-truckload deliveries, allowing retailers to receive smaller shipment quantities in a broader product mix more frequently, thus reducing their capital employed. This service generates higher margins than our existing product distribution business. In addition, in the longer term, we intend to explore the distribution of other products that complement our current products.

Absorb the costs of growth into our existing infrastructure

        Our existing infrastructure can accommodate substantial additional growth. Accordingly, we believe that we have the ability to grow significantly without incurring a substantial increase in fixed costs. We believe that we have the capacity to support unit volume growth without having to incur significant capital expenditures to expand warehouse space, delivery capabilities or phone and information systems capacity. For example, we operate most of our facilities at approximately one and one-half shifts a day; significant additional volume can be handled by expanding the number of shifts worked with little increase in infrastructure costs. As we expand our penetration of customers, the additional selling and administrative resources required to handle the orders is limited. Additionally, our information systems and other support services (accounting and other administrative areas) have the capacity to support significant additional volume with limited incremental expenses. We estimate that our ability to absorb unit growth in our existing infrastructure will enable us to derive operating margins on incremental volume growth of more than double the level of our ongoing operating margins, and therefore to significantly enhance our returns on capital employed.

Further enhance operating margins and inventory management

        We continue to seek further improvements in our operating margins by implementing several productivity and efficiency initiatives, including:

•
implementing pricing software that is expected to improve our sales force productivity and pricing methodology. Implementation is expected to be completed during the second quarter of 2005. Based on initial tests of selected products at certain locations, this software has increased our gross profit margins;

•
enhancing our strategic and tactical management of product assortments, procurement, vendor management and inventory management;

•
improving the efficiencies and quality of our centralized processes; and

•
completing the roll out of information technology systems to improve warehouse picking and staging operations and fleet utilization.

Products and Services

        We sell over 10,000 different products to more than 11,700 customers nationwide. We distribute these products in two principal categories: structural products and specialty products. Structural products include plywood panels, OSB and lumber. These products are primarily used for structural support, walls, flooring and roofing in construction projects. Additional end-uses of our structural products include outdoor decks, sheathing, crates and boxes. Approximately 55% of our fiscal 2003 net sales consisted of structural products. Specialty products include engineered lumber, roofing, insulation, metal products, vinyl products (used primarily in siding), moulding and particleboard. Specialty products generated 45% of our net sales during fiscal 2003. In some cases, these products are branded. Branded products include Georgia-Pacific Plytanium™ brand plywood, The Dow Chemical Company's STYROFOAM® brand insulation, The Stanley Works' Bostitch® collated fasteners and pneumatic tools, a line of private-labeled vinyl siding manufactured by Variform and fiberglass insulation manufactured by Guardian Fiberglass.

        We also provide a wide range of value-added services and solutions to our customers and vendors including:

•
providing "less-than-truckload" delivery services;

•
pre-negotiated program pricing plans;

•
inventory stocking;

•
automated order processing through an electronic data interchange, or EDI, that provides a direct link between our customers and us;

•
inter-modal distribution services, including railcar unloading and cargo reloading onto customers' trucks; and

•
back-haul services, when otherwise empty trucks are returning from customer deliveries.

Distribution Channels

        We sell products through three main distribution channels:

  Warehouse Sales

        Warehouse sales are delivered from our warehouses to dealers, home improvement centers and industrial users. We deliver products primarily using our fleet of 900 trucks and over 1,200 trailers, but also occasionally use common carriers for peak load flexibility. We operate in all of the major metropolitan areas in the United States through our network of 63 warehouses and third-party operated warehouses. Our warehouses have over ten million square feet of space under roof plus significant outdoor storage space. Warehouse sales accounted for approximately 59% of our fiscal 2003 net sales.

  Reload Sales

        Reload sales are similar to warehouse sales but are shipped from third-party warehouses where we store owned product in order to expand our geographic reach. This channel is employed primarily to service strategic customers that would be uneconomical to service from our warehouses and to distribute large volumes of imported products such as metal or hardwood plywood from port facilities. A large portion of our Canadian sales are reload sales. We lease space at some third-party warehouse facilities in Canada. Reload sales accounted for approximately 9% of our fiscal 2003 net sales.

  Direct Sales

        Direct sales are shipped from the manufacturer to the customer without our taking physical inventory possession. In some cases we take ownership of inventory during transit. This channel requires the lowest amount of committed capital and fixed costs. Direct sales accounted for approximately 32% of our fiscal 2003 net sales.

Customers

        Our customer base includes over 11,700 customers across multiple market segments and various end markets, including the following customers:

•
building materials dealers, such as Builders FirstSource, Stock Building Supply and Williams Bros. Lumber;

•
industrial users of building products, such as Omega Cabinets, Lifestyle Furniture and Suncoast Post-Tension;

•
manufactured housing builders, such as Champion Enterprises, Clayton Homes and Skyline; and

•
home improvement centers, such as The Home Depot, Lowe's and Menards.

        Our ten largest customers accounted for approximately 18% of our fiscal 2003 net sales, with no single customer accounting for more than 4% of our fiscal 2003 net sales. We believe that the geographic diversity of our client base helps to mitigate risks from weather-related or other downturns in demand in any one particular region of the United States.

Sales and Marketing

        Our sales efforts primarily are directed through our sales force of over 950 sales representatives. Approximately 600 of our sales representatives are located at our two sales centers in Denver and Atlanta. Within these sales centers, our sales representatives primarily interact with our customers over the telephone. The remaining 350 sales representatives are located throughout the country and are responsible for maintaining a local dialogue with our customers, including making frequent, in-person visits.

        Our sales force is separated between industrial/dealer sales and home improvement center sales. Industrial/dealer sales are managed by regional vice-presidents with sales teams organized by customer regions. The majority of industrial/dealer orders are processed by telephone and are facilitated by our centralized database of customer preferences and purchasing history. Home center sales are led by national sales representatives who supervise in-store field representatives and by dedicated teams for The Home Depot and Lowe's.

Suppliers

        Our vendor base includes over 750 suppliers of both structural and specialty building products. In some cases, these products are branded. We have supply contracts in place with many of our vendors. Terms for these agreements frequently include prompt payment discounts and freight allowances and occasionaly include volume discounts, growth incentives, marketing allowances, consigned inventory and extended payment terms.

        Purchases of products manufactured by Georgia-Pacific accounted for approximately 32% of total purchases in fiscal 2003, with no other supplier accounting for more than 5% of fiscal 2003 purchases. In fiscal 2003, the division purchased 8% of its lumber, 59% of its structural panels and 24% of its specialty products from Georgia-Pacific. As part of the acquisition transactions, we entered into a Master Purchase, Supply & Distribution Agreement with Georgia-Pacific. The supply agreement details distribution rights by product categories, including exclusivity rights and minimum supply volume commitments from Georgia-Pacific with respect to certain products. This agreement also details our purchase obligations by product categories, including substantial minimum purchase volume commitments with respect to most of the products supplied to us. Our purchase obligations under this agreement are approximately $655 million for the remainder of 2004 and $1.321 billion for each of the next four years. If we fail or refuse to purchase any products that we are obligated to purchase pursuant to the supply agreement, Georgia-Pacific has the right to sell products to third parties and for certain products terminate our exclusivity, and we may be required to pay monetary penalties. The agreement has a five-year initial term and remains continuously in effect therafter unless it is terminated. Termination of the supply agreement requires two years' notice, exercisable after year four. The supply agreement may be terminated by either party for material breach. However, if the material breach only affects one or more, but not all, of the product categories, the non-breaching party may only terminate the affected product categories and the remaining product categories will remain in full force. The supply agreement also provides for certain advertising, marketing and promotion arrangements between us and Georgia-Pacific for certain products. In addition, we were granted a limited, non-exclusive, royalty-free, fully paid license to use certain proprietary information and intellectual property of Georgia-Pacific.

Competition

        The U.S. building products distribution market had approximately $39 billion in sales in 2003. This highly fragmented market is served by a small number of multi-regional distributors, several regionally focused distributors and a large number of independent local distributors. Local and regional distributors tend to be closely held and often specialize in a limited number of segments, such as the roofing segment, in which they offer a broader selection of products. Some of our multi-regional competitors are part of larger companies and therefore have access to greater financial and other resources than we do. We compete on the basis of breadth of product offering, consistent availability of product, product price and quality, reputation, service and distribution facility location. We held an industry-leading 10.9% market share based on our net sales in fiscal 2003.

        Our two largest competitors are Weyerhaeuser Company, or Weyerhaeuser, and Boise Cascade Corporation, or Boise Cascade. Weyerhaeuser and Boise Cascade are integrated building products manufacturers-distributors which offer products manufactured by them as well as third-party manufactured products. We estimate that the market shares of Weyerhaeuser and Boise Cascade in 2003 were 10.8% (a portion of which is from Canadian operations) and 5.2%, respectively. Most major markets are served by at least one of these distributors.

Employees

        As of September 30, 2004, we employed approximately 3,400 persons on a full-time basis. Approximately 1,200 of these employees are represented by labor unions and 45 out of our 63 facilities are union sites. As of September 30, 2004, we had approximately 49 collective bargaining agreements, of which one is up for renewal before December 31, 2004 and five of which are up for renewal in 2005. As of September 30, 2004, the number of employees represented by the collective bargaining agreements which are up for renewal before December 31, 2004 and during 2005 is 66 and 63, respectively. We consider our relationship with our employees generally to be good.

Properties and Facilities

        We operate warehouse facilities in 63 markets. We own warehouse facilities in 61 of these cities and lease the remainder. In addition, our headquarters is located in Atlanta, Georgia, where we lease from a third party approximately 250,000 square feet of space.

        The following table lists each of our warehouse facilities, including their inside square footage. At all of our warehouse locations, we also store materials outdoors, such as lumber, which increases our distribution and storage capacity. We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet our current and projected distribution needs. We believe that we have substantial additional capacity at our warehouses. We estimate that we can increase the number of shipments through our facilities by up to 50% with modest capital improvements. We operate most of our facilities at approximately one and one-half shifts a day; significant additional volume can be handled by expanding our number of shifts. Additionally, most of our warehouses have high ceilings, but only a portion of our space is fully utilized with high ceiling racks; our storage capacity can be increased significantly with the addition of more racking. In addition, at some of our facilities we would have extra floor space if products are stored more closely together.

Warehouse & Shed Under Roof Square Footage

City	Size (Sq. Feet)
Lawrenceville, GA	710,625
Frederick, MD	684,000
University Park, IL	670,000
Yulee, FL	571,700
Butner, NC	514,300
Bellingham, MA	453,425
Independence, KY	266,135
Newark, CA	234,090
North Kansas City, MO	230,600
Bridgeton, MO	236,253
Ypsilanti, MI	188,109
Blasdell, NY	181,600
Fort Worth, TX	277,875
Nashville, TN	160,904
Houston, TX	157,825
Richmond, VA	152,474
Albuquerque, NM	147,000
Maple Grove, MN	148,000
Midfield, AL	147,600
Erwin, TN	169,800
New Orleans, LA	145,596

Tampa, FL	145,300
City of Industry, CA	163,800
Elkhart, IN	142,100
Riverside, CA	136,000
Denver, CO	144,040
Grand Rapids, MI	133,600
Elkhart, IN	131,440
Beaverton, OR	129,389
Baton Rouge, LA	124,300
Lake City, FL	110,800
Newtown, CT	108,000
Charlotte, NC	202,120
Pensacola, FL	101,800
Memphis, TN	108,640
Denville, NJ	142,959
Pearl, MS	99,800
Talmadge, OH	99,190
Allentown, PA	99,000
Tulsa, OK	143,500
Miami, FL	106,113
Virginia Beach, VA	93,640
National City, CA	95,000
Little Rock, AR	92,300
Springfield, MO	91,000
Shreveport, LA	87,042
Fargo, ND	36,593
Portland, ME	80,656
Woodinville, WA	77,925
New Stanton, PA	80,100
Whiteville (1), NC	79,200
Yaphank, NY	78,123
Sioux Falls, SD	76,194
Charleston, SC	81,375
Harlingen, TX	70,404
Lubbock, TX	71,721
Des Moines, IA	81,510
Wausau, WI	72,850
El Paso, TX	65,500
Shelburne, VT	81,200
North Highlands, CA	52,888
San Antonio, TX	99,220
St. Paul, MN	64,080
Boise, ID	17,650

(1)
Whiteville facility is leased from Georgia-Pacific.

Environmental and Other Regulations

        Our operations are subject to various federal, state, provincial and local laws, rules and regulations.

        We are subject to environmental laws, rules and regulations that limit discharges into the environment, establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of hazardous materials, substances and wastes, and require cleanup of contaminated soil and groundwater. These laws, ordinances and regulations are complex, change frequently and have tended to become more stringent over time. Many of them provide for substantial fines and penalties, orders (including orders to cease operations) and criminal sanctions for violations. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances. In addition, certain of our operations require us to obtain, maintain compliance with, and periodically renew permits.

        Certain of these laws, including the Comprehensive Environmental Response, Compensation, and Liability Act, may require the investigation and cleanup of an entity's or its predecessor's current or former properties, even if the associated contamination was caused by the operations of a third party. These laws also may require the investigation and cleanup of third-party sites at which an entity or its predecessor sent hazardous wastes for disposal, notwithstanding that the original disposal activity accorded with all applicable requirements. Liability under such laws may be imposed jointly and severally, and regardless of fault.

        Georgia-Pacific has agreed to indemnify us against any claim arising from environmental conditions that existed prior to May 7, 2004. In addition, we carry environmental insurance. While we do not expect to incur significant independent costs associated with these projects, there can be no assurance that all such costs will be covered by indemnification or insurance.

        We also are subject to the requirements of the U.S. Department of Labor Occupational Safety and Health Administration, or OSHA. In order to maintain compliance with applicable OSHA requirements, we have established uniform safety and compliance procedures for our operations and implemented measures to prevent workplace injuries.

        The U.S. Department of Transportation, or DOT, regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation.

        We have incurred and will continue to incur costs to comply with the requirements of environmental, health and safety and transportation laws, ordinances and regulations. We anticipate that these requirements will become more stringent in the future, and we cannot assure you that compliance costs will not be material.

Information Technology Systems

        Operating Platform and Applications.    Our IT systems have been largely internally developed to address our specific business needs. All applications are running on the Windows NT/SQL and IBM iSeries AS/400 platforms. The core transaction and decision support applications have been internally developed and enhanced over a number of years. These applications include:

    •
    SMART—a single sales order entry and management application with real-time reporting functionality used throughout all sales areas;

    •
    BRANCH—a single inventory management, proof of delivery and invoicing application installed throughout the branch system;

    •
    Logistic Systems—a Warehouse Execution System (WES) for locating, picking and staging orders, and a Vehicle Routing System (VRS) to optimize loading and shipping; additionally, on-board computers have been installed on most of our truck fleet;

    •
    CRM—a single customer relationship management system that facilitates sales planning activities, including account planning and management; and

    •
    Data Marts—a central data repository for real-time sales and procurement information to support business decisions is provided through two custom- developed data marts.

        Customers and Vendors Relationship Software.    Most customers reach us through two sales centers located in Atlanta and Denver. Our sales center applications support over 600 inside sales personnel processing approximately 2.9 million annual inbound calls. Call routing, caller ID, screen pop and the SMART order entry application are all integrated to route a customer call to the designated sales team based on a combination of account assignment, customer service needs, geographic location and product type.

        Our business's primary integration with customers and suppliers is by means of Electronic Data Exchange, or EDI. We currently receive 18% of all of our orders through EDI from 15 large customers while receiving purchase orders from 45 suppliers.

        New Software Initiatives.    We are in the process of implementing revenue optimization software that allows each sales representative to identify the real-time market price for our products in each market. This information is systematically linked into our sales quote system providing each sales representative pricing on real-time market dynamics. We have successfully completed a three-month validation trial in four markets representing 11% of our net sales and are now implementing the software across all of our markets. We have plans to complete implementation by the end of the second quarter of 2005.

        Additionally, we have developed an inventory management system designed to enhance our inventory management. Replenishment recommendations are automated based on forecasted sales, lead times, economic order quantities and desired customer service levels. This application not only allows us to better forecast our needs but also allows us to provide our vendors more reliable market information upon which to base their production planning than our non-centralized competitors.

Trademarks

        We have 37 U.S. trademark applications and registrations, one issued U.S. patent and one Canadian trademark registration. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. Our patent expires in September 2013. We do not believe our business is dependent on any one of our trademarks or on our patent.

Litigation

        We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our consolidated financial position, results of operations, liquidity or capital resources.

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers, as of September 30, 2004. Each of the individuals has served as a member of our board of directors or as an executive officer, as the case may be, since the date indicated below in his or her biographical data.

Name	Age	Position
Charles H. McElrea	53	Chief Executive Officer and Director
George R. Judd	43	President and Chief Operating Officer
David J. Morris	48	Chief Financial Officer and Treasurer
Barbara V. Tinsley	53	General Counsel and Secretary
Steven C. Hardin	49	Executive Vice President
Joel A. Asen	53	Director
Jeffrey J. Fenton	47	Chairman of the Board of Directors
Stephen E. Macadam	44	Director
Steven F. Mayer	44	Director
Michael E. Rossi	60	Director
Alan H. Schumacher	58	Director
Lenard B. Tessler	52	Director
Robert G. Warden	31	Director

Biographies

Charles H. McElrea
Chief Executive Officer and Director

        Charles H. (Chuck) McElrea has served as our chief executive officer and director since May 2004. Prior to that time, Mr. McElrea worked at Georgia-Pacific for 26 years, most recently as president of the distribution division for four years and as vice president of finance, information technology and strategy of containerboard and packaging for one year. Mr. McElrea held several other senior management positions including vice president of distribution division integrated business systems, vice president of packaging division business planning & logistics, vice president of pulp & paper logistics, vice president of purchasing and vice president of the bleached board division. He also held company positions in both manufacturing and finance/accounting. Mr. McElrea received a bachelor's degree in business from California Polytechnic State University in 1977.

George R. Judd
President and Chief Operating Officer

        George R. Judd has served as our president and chief operating officer since May 2004. Prior to that time, he worked for Georgia-Pacific in a variety of positions managing both inside and outside sales, national accounts and most recently as vice president of sales and Eastern operations since 2002. From 2000 until 2002, Mr. Judd worked as vice president of the North and Midwest regions of the distribution division. He served as vice president of the Southwest region from 1999 to 2000. Mr. Judd is past Chair of the National Lumber & Building Material Dealers Association. He graduated from Western Connecticut State University in 1984 with a bachelor's degree in marketing.

David J. Morris
Chief Financial Officer and Treasurer

        David J. Morris has served as our chief financial officer and treasurer since May 2004. Prior to that time, Mr. Morris spent 14 years with Georgia-Pacific, most recently as vice president of finance for the distribution division since 1999. Prior to joining Georgia-Pacific, he was with Kimberly-Clark Corporation for seven years serving in analyst roles in cost, treasury, projects and finance, eventually serving as a financial manager. Mr. Morris received a bachelor's of business administration in economics from Georgia State University in 1979 and a masters of business administration degree in accounting/finance from the University of Michigan in 1982.

Barbara V. Tinsley
General Counsel and Secretary

        Barbara V. Tinsley has served as our general counsel and secretary since May 2004. Prior to that, Ms. Tinsley served as associate general counsel for Cendian Corporation since September 2002, and as assistant general counsel for Mitsubishi Electric and Electronics USA, Inc. from October 2000 until September 2002. From August 1998 until August 2000, Ms. Tinsley served as corporate compliance officer for The Home Depot. She was chief counsel to Georgia-Pacific's Distribution Division from 1992 to 1998 and represented a number of other divisions of Georgia-Pacific from 1987 to 1992. Prior to that, Ms. Tinsley was an Assistant United States Attorney with the Department of Justice for five years. Ms. Tinsley received a bachelor of arts degree, magna cum laude, in 1971 from Emory University and a juris doctor degree, with distinction, from Emory in 1975.

Steven C. Hardin
Executive Vice President

        Steven C. Hardin has served as our executive vice president since May 2004. Prior to that time, Mr. Hardin spent 28 years in the building products distribution industry with Georgia-Pacific, working in many aspects of the business, including sales, operations and international business. Most recently, Mr. Hardin served as vice president sales and operations—West since June 1999. Mr. Hardin received a bachelor's degree in finance from the University of Alabama and a masters of business administration degree in marketing from Georgia State University.

Joel A. Asen
Director

        Joel A. Asen has served as our director since May 2004, Mr. Asen has been a managing director of PLASE Capital Management, LLC, an affiliate of Apollo Advisors, L.P., since June 2003 and has served as the president of Asen Advisory since April 1992, which provides strategic and financial advisory services. He was managing director at Whitehead Sterling from 1991 to 1992, at Paine Webber, Inc. from 1990 to 1991 and at Drexel Burnham Lambert Incorporated from 1988 to 1990. From 1985 to 1988, he was a senior vice president at GAF Corporation. Prior to that time, Mr. Asen was a manager of business development at GE and manager of marketing and business development at GE Capital Corporation. Mr. Asen is also a director of Anchor Glass Container Corporation, Compass Minerals International, Inc., Resolution Performance Products LLC, and Worldwide Excellerated Leasing, Ltd.

Jeffrey J. Fenton
Director

        Jeffrey J. Fenton has served as our director since June 2004 and as the chairman of our board since August 2004. Mr. Fenton currently serves as chief executive officer and principal of Devonshire Advisors LLC. Prior to that time, from 2000 to 2002, Mr. Fenton served as the chief executive officer of Maxim Crane Works. Mr. Fenton served as the chief executive officer of GE Capital Modular Space and as an officer of GE Capital Corporation from 1998 to 1999. Mr. Fenton also serves as a senior member of Cerberus' operations team and as an advisor to Cerberus.

Stephen E. Macadam
Director

        Stephen E. Macadam has served as our director since June 2004. Mr. Macadam is the president and chief executive officer and has been a member of the management committee of Consolidated Container Company LLC since August 2001. He served previously with Georgia-Pacific where he held the position of executive vice president, pulp & paperboard from July 2000 until August 2001, and the position of senior vice president, containerboard & packaging from March 1998 until July 2000. Mr. Macadam held positions of increasing responsibility with McKinsey and Company, Inc. from 1988 until 1998, culminating in the role of principal in charge of McKinsey's Charlotte, North Carolina operation. Mr. Macadam received a B.S. in mechanical engineering from the University of Kentucky, an M.S. in finance from Boston College and a masters of business administration from Harvard Business School, where he was a Baker Scholar.

Steven F. Mayer
Director

        Steven F. Mayer has served as our director since May 2004. He is a managing director of Cerberus. Prior to joining Cerberus in 2002 and since 2001, Mr. Mayer was an executive managing director of Gores Technology Group. Prior to joining Gores, from 1996 to 2001, Mr. Mayer was a managing director of Libra Capital Partners, L.P.   From 1994 until 1996, Mr. Mayer was a managing director of Aries Capital Group, LLC, a private equity investment firm that he co-founded. From 1992 until 1994, Mr. Mayer was a principal with Apollo Advisors, L.P. and Lion Advisors, L.P., affiliated private investment firms. Prior to that time, Mr. Mayer was an attorney with Sullivan & Cromwell. Mr. Mayer is a member of the boards of directors of Acterna Inc. (audit committee); Airway Industries, Inc.; and MAI Systems Corporation (audit committee). Mr. Mayer received his A.B., cum laude, from Princeton University and his juris doctor degree, magna cum laude, from Harvard Law School.

Michael E. Rossi
Director

        Michael E. Rossi has served as our director since May 2004. Mr. Rossi is a retired vice chairman of BankAmerica Corporation. He was appointed to vice chairman of BankAmerica in 1993 and served in such capacity until 1997. Prior to serving as vice chairman, Mr. Rossi was BankAmerica's chief credit officer. Prior to that post, he held various executive positions which included running the Bank's Commercial Banking Division and the Domestic Private Banking Division, the Asia Division and the Latin America Division. He also served as senior credit officer of the World Banking Group. Mr. Rossi is a member of the board of Pulte Homes, Inc.

Alan H. Schumacher
Director

        Alan H. Schumacher has served as our director since May 2004. He is the chairman of the board of Anchor Glass Container Corporation and has been a director of that company since December 2002. He also is a director of Quality Distribution Inc. and has served on that board since May 2004. Mr. Schumacher is a member of the Federal Accounting Standards Advisory Board and has served on that board since 2002. Mr. Schumacher has 23 years of experience working in various positions at American National Can Group, where, from 1997 until his retirement in 2000, he served as executive vice president and chief financial officer and, from 1988 through 1996, he served as vice president, controller and chief accounting officer.

Lenard B. Tessler
Director

        Lenard B. Tessler has served as our director since May 2004. Mr. Tessler is a managing director of Cerberus, which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler served as chairman of the board of Empire Kosher Poultry from 1994 to 1997, after serving as its president and chief executive officer from 1992 to 1994. Before founding TGV Partners, Mr. Tessler was a founding partner of Levine, Tessler, Leichtman & Co., a leveraged buyout firm formed in 1987. Mr. Tessler serves as a member of the board of directors of Anchor Glass Container Corporation, EXCO Resources, Fila and Teleglobe International Holdings Ltd.

Robert G. Warden
Director

        Robert G. Warden has served as our director since May 2004. Mr. Warden is a Senior Vice President of Cerberus, which he joined in February 2003. Prior to joining Cerberus, Mr. Warden was a vice president at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden graduated with an AB from Brown University in 1995.

Summary Compensation Table

        The following table sets forth the cash and non-cash compensation for 2003, 2002 and 2001 awarded to or earned by our chief executive officer and our four other most highly compensated executive officers at July 3, 2004. All compensation amounts reflect compensation paid while the individuals listed below were employed by the division, not by our company. The compensation amounts referred to below do not reflect participation in any Georgia-Pacific stock based incentive plan.

Annual Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation
Charles H. McElrea Chief Executive Officer and Director	2003 2002 2001	$315,000 309,000 300,000	$119,000 195,000 123,300	$12,740 10,856 10,020
George R. Judd President and Chief Operating Officer	2003 2002 2001	233,999 225,000 190,000	89,400 140,000 15,999	76,266 7,880 7,635
David J. Morris Chief Financial Officer and Treasurer	2003 2002 2001	201,348 197,400 192,600	66,400 95,600 85,700	11,935 12,854 12,498
Barbara V. Tinsley(2) General Counsel and Secretary	2003 2002 2001	— — —	— — —	— — —
Steve C. Hardin Executive Vice President	2003 2002 2001	219,606 215,300 210,000	89,400 114,000 99,000	13,758 12,263 8,580

(1)
Consists of bonus amounts paid during the applicable calendar year period.

(2)
Ms. Tinsley was not an employee of the division during this time.

Compensation of Directors

        Our independent directors are entitled to receive an annual director's fee of $50,000. In addition, a fee of $1,250 is paid to independent directors for each directors' meeting attended. Independent directors also receive a fee of $20,000 for serving as chairperson of a committee or $10,000 for being a member of a committee. Directors who are not independent do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

        On August 31, 2004, we granted each of our three independent directors, Messrs. Asen, Macadam and Schumacher, options to purchase              shares of our common stock at an exercise price of $              per share. Each of these options will vest at the end of the directors' initial term, which time will coincide with our 2005 annual meeting of stockholders. We also granted options to purchase              shares of our common stock at an exercise price of $              to Jeffrey J. Fenton in consideration for his service as chairman of our board of directors. Mr. Fenton's options vest under the same terms as those options granted to our independent directors.

Committees of the Board of Directors

        Our board of directors has established an audit committee and a compensation committee.

        Our audit committee consists of Messrs. Asen, Macadam and Schumacher. Mr. Schumacher serves as the chairman of the audit committee. Duties of the audit committee include:

  •
  appointing or replacing independent accountants;

  •
  meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

  •
  reviewing the results of the annual examination of our financial statements and periodic internal audit examinations;

  •
  reviewing and approving the services and fees of our independent accountants;

  •
  authorizing special investigations and studies;

  •
  monitoring and reviewing our compliance with applicable legal requirements; and

  •
  performing any other duties or functions deemed appropriate by our board of directors.

        Our compensation committee consists of Messrs. Fenton, Macadam and Rossi. Mr. Macadam serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

Compensation Committee Interlocks and Insider Participation

        There are no compensation committee interlocks.

Severance Agreements

  General

        Messrs. McElrea, Judd, Morris, Hardin and Ms. Tinsley and two other members of senior management have entered into severance agreements with our operating company. These agreements provide these individuals with payments and benefits following a termination by us without "cause" or by the employee with "good reason," in each case, as these terms are defined in the severance agreements, in addition to the amounts that the employee has accrued to the date of termination of employment.

  Termination

        Upon a termination by our operating company without cause or by the employee with good reason, the employee will be entitled to receive the following payments and benefits, provided the employee signs a valid release of employment related claims:

  (i)
  payment of two times the employee's annual base salary (one time annual base salary for Ms. Tinsley), payable over 24 months (12 months in the case of Ms. Tinsley) from the date of termination;

  (ii)
  payment of two times the bonus amount received by the employee immediately prior to the date of termination (if termination occurs during 2004, such bonus amount will be the bonus amount received by the employee from Georgia-Pacific for fiscal 2003 performance (such amount would be $180,000 for Ms. Tinsley)), payable over 24 months from the date of termination (payable over 12 months in the case of Ms. Tinsley);

  (iii)
  a lump sum payment of contributions we would have made to the 401(k) plan for two years (one year for Ms. Tinsley) assuming the employee contributed 6% of pay to such plan;

  (iv)
  continued health and welfare benefits for two years (one year for Ms. Tinsley) at the cost of such benefits in effect immediately prior to the date of termination;

  (v)
  retiree health benefits if the employee is at least age 55 and has 10 years of service (including the period that the employee received continued benefits as described in (iv) above) no less favorable as provided to our retirees immediately prior to the date of termination, provided that the employee pays the full cost of all applicable premiums without any subsidy from us; and

  (vi)
  outplacement services in an amount of up to of $25,000.

        The severance agreements also provide that the employee shall not compete with our operating company in the building products distribution business in the United States or Canada for a period of 18 months after termination of employment (12 months for Ms. Tinsley). In addition, the severance agreements provide that the employee shall not solicit employees, customers or vendors of our operating company for a period of 18 months after termination of employment (12 months for Ms. Tinsley).

Employee Plans

  Equity Plan

        The equity incentive plan is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals and covers employees, directors and consultants. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of our common stock and restricted shares of our common stock to participants of the plan selected by our board of directors or a committee of our board, or the Administrator.        shares of common stock have been reserved under the plan. The terms and conditions of awards are determined by the Administrator for each grant, except that, unless otherwise determined by the Administrator, or as set forth in an award agreement, options vest and become exercisable as follows: 50% of an option grant vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant date and 1/3 on the third anniversary of the grant date; and the remaining 50% of the option grant vests in tranches of equal amounts on the December 31 following the first, second, third and fourth anniversary of the grant date if certain performance targets established by our board as of the December 31 of the applicable year are attained.

        Unless otherwise determined by the Administrator or as set forth in an award agreement, upon a "Liquidity Event," all unvested awards will become immediately exercisable and the Administrator may determine the treatment of all vested awards at the time of the Liquidity Event. A "Liquidity Event" is defined as (1) an event in which any person who is not our affiliate becomes the beneficial owner, directly or indirectly, of 50% or more of the combined voting power of our then outstanding securities or (2) the sale, transfer or other disposition of all or substantially all of our business, whether by sale of assets, merger or otherwise to a person other than Cerberus.

        On August 30, 2004, we granted certain of our employees, including Ms. Tinsley, options to purchase an aggregate of              shares (             of which were granted to Ms. Tinsley) of our common stock at an exercise price of $              per share. 70% of each option granted to the employees vests in equal annual installments on the first, second and third anniversary of the date of grant. The remaining 30% of each option vests in equal amounts on December 31 following the first, second, third and fourth anniversary of the date of grant provided that certain performance targets established by our board or our compensation committee are attained.

  Bonus Plan

        Our annual bonus plan is designed to permit us, through awards of annual bonuses, to reinforce the importance of teamwork for corporate success and to motivate employees to achieve maximum profitability and success for us. Participants include full-time salaried employees selected by our board or a committee of our board appointed to administer the plan. Bonuses are allocated from a pool amount based on our achievement of targets set each year. The allocations to participants are determined by measuring the extent to which each separate target is achieved combined with a weighing for each target. The targets are based on EBITDA, return on net assets and free cash flow. Over 250 of our employees, including our named executive officers, participate in our bonus plan.

Management Lock-up Agreements

        Each of our named executive officers has entered into a two-year lock-up agreement with us covering the shares of our common stock beneficially owned by him or her on the date that this offering is consummated. If Cerberus ABP Investor LLC, or Cerberus ABP, or any successor entity shall sell a percentage of its shares of common stock, our named executive officers will be entitled to sell the same percentage of their shares as are sold by Cerberus ABP or its successor.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock and our series A preferred stock as of              , 2004, after giving effect to the    -for-    stock split to be effected prior to the consummation of the offering, by:

  •
  each person who is known by us to beneficially own 5% or more of our common stock or series A preferred stock;

  •
  each of our directors;

  •
  each of the executive officers named in the Summary Compensation Table; and

  •
  all of our current directors and executive officers as a group.

        As of September 30, 2004, there were seven holders of our common stock.

        As discussed under "Use of Proceeds," a portion of the series A preferred stock will be redeemed in connection with this offering.

        Unless otherwise indicated in the footnotes to the table, each stockholder has sole voting and investment power with respect to shares beneficially owned and all addresses are in care of our company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 and assume, for each stockholder, that he or she has converted all the securities he or she owns that are convertible into common stock at his or her option currently or within 60 days of September 30, 2004, but that no other stockholder converts any of the securities they own.

Beneficial Ownership Prior to Offering
Percentage of Total Common Stock After Offering (%)
Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Common Stock (%)		Number of Shares of Series A Preferred Stock	Percentage of Series A Preferred Stock (%)
Stephen Feinberg(1)(2)			%	95,000	100%		%
Charles H. McElrea				—	—
George R. Judd				—	—
David J. Morris				—	—
Barbara V. Tinsley				—	—
Steven C. Hardin				—	—
Joel A. Asen				—	—
Jeffrey J. Fenton				—	—
Stephen E. Macadam				—	—
Steven F. Mayer(3)				—	—
Michael Rossi				—	—
Alan H. Schumacher				—	—
Lenard B. Tessler(2)				—	—
Robert G. Warden(2)				—	—
Directors and executive officers as a group (13 persons)			%	—	—%

(1)
Cerberus ABP Investor LLC owns             shares of our common stock and             shares of our series A preferred stock. Stephen Feinberg exercises sole voting and investment authority over all of our securities owned by Cerberus ABP Investor LLC. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own                          shares of our common stock and             shares of our series A preferred stock.

(2)
The address for Stephen Feinberg, Lenard B. Tessler and Robert G. Warden is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(3)
The address for Steven F. Mayer is c/o Cerberus California, Inc., 11812 San Vicente Boulevard, Los Angeles, CA 90049.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Severance Agreements

        Our operating company has severance agreements with each of our named executive officers and two of our senior operating officers. See "Management—Severance Agreements."

Equity Issuances

Preferred Stock Issuances

        We sold 95,000 shares of series A convertible preferred stock to Cerberus ABP Investor LLC for an aggregate purchase price of $95 million on May 7, 2004.

Common Stock Issuances

        We sold shares of our common stock in private placements to Cerberus ABP Investor LLC and certain of our executive officers as follows:

        On March 10, 2004, we sold 100 shares to Cerberus ABP Investor LLC for an aggregate purchase price of $1,000.

        On May 7, 2004, we sold the following:

  (i)
  18,099,900 shares to Cerberus ABP Investor LLC for an aggregate purchase price of $4,524,975;

  (ii)
  700,000 shares to Charles H. McElrea for an aggregate purchase price of $175,000;

  (iii)
  500,000 shares to George R. Judd for an aggregate purchase price of $125,000;

  (iv)
  300,000 shares to Steven C. Hardin for an aggregate purchase price of $75,000; and

  (v)
  200,000 shares to David J. Morris for an aggregate purchase price of $50,000.

        We believe that the terms of each of the foregoing equity issuances were at least as fair to us as the terms that we would have expected to negotiate with third parties under similar circumstances.

Registration Rights Agreement

        On May 7, 2004, we entered into a registration rights agreement with Cerberus and certain of our executives including Charles H. McElrea, George R. Judd, David J. Morris and Steven C. Hardin. Certain provisions of the registration rights agreement are summarized below.

        Demand Registration Rights.    Cerberus has demand registration rights, but subject to certain requirements pursuant to the registration rights agreement, we are not required to pay registration expenses for more than four demand registrations. In addition, if, at a time when we are eligible to do so, Cerberus requests that we file a registration statement on Form S-3 for a public offering of all or any portion of its registrable securities, we are required to use our reasonable best efforts to register for public sale the registrable securities specified in such request. These requests are not subject to the four-registration limit applicable to demand registrations. Cerberus may also, when we are eligible to do so, require us to maintain a shelf registration continuously effective.

        Incidental Registration Rights.    If, after our initial public offering of equity securities, we propose to register any of our securities under the Securities Act (other than in a registration on Form S-4 or S-8 and other than pursuant to the preceding paragraph), we must notify all holders of registrable securities of our intention and upon the request of any holder, subject to certain restrictions, effect the registration of all securities requested by holders to be so registered.

        Pursuant to the registration rights agreement, we will pay all registration expenses and indemnify each holder of registrable securities with respect to each registration which has been effected.

Term Loan

        On May 7, 2004, our operating company entered into a $100 million term loan with Goldman Sachs Credit Partners L.P., as sole lead arranger, sole bookrunner, sole syndication agent, administrative agent and collateral agent, and various financial institutions from time to time as lenders.

        Subsequently, Cerberus acquired $69 million in aggregate principal amount of the term loan and Aozora, acquired $25 million in aggregate principal amount of the term loan. We intend to use a portion of the proceeds from the offering to repay in full the principal and interest owed under the term loan, including the portion held by Cerberus and its affiliate.

Mortgage and Mezzanine Financing

        Simultaneously with the offering, our consolidated subsidiaries, which own the 61 warehouse properties occupied by our operating company, will obtain a new mortgage loan, to be secured by cross-collateralized first mortgage liens encumbering the properties. Additional financing, or mezzanine loans, which will be secured by the direct membership interests in our property-owning consolidated subsidiaries, will be obtained at the same time. The mortgage and mezzanine loans will be provided by a third party that is not affiliated with our company.

        The mortgage and mezzanine loans will be in the aggregate amount of $165 million (to be allocated between the two loans, in amounts to be determined), and each will bear interest at a floating rate, equal to LIBOR plus 225 basis points (to be allocated between the two loans, in amounts to be determined), determined monthly. Interest on our new financing will be capped pursuant to a rate cap agreement. The mortgage and mezzanine loans will each have a three-year term, with two one-year extension options, the exercise of which will be conditional on payment of a fee equal to 0.25% of the outstanding loan balance and subject to loan-to-value determinations and the purchase of a new interest rate cap. Prepayment of these loans will not be permitted for the first 12 months, and will be permitted in whole or in part thereafter (with a fee of 2% of the loan amount in months 13-18 of the term of the loan, 1% of the loan amount in months 19-23 of the term of the loan, and without penalty thereafter).

        The borrower under the mezzanine loan will be our wholly-owned subsidiary that will be the direct parent of the borrowers under the mortgage loan. The mezzanine borrower will pledge its interests in the mortgage borrowers.

        The lender will require our operating company's existing master lease (whereby we and the property-level entities currently lease all 61 warehouses to our operating company) to be amended to extend its term from seven years to 15 years, and to increase the rent (currently $15 million per year) to an amount required by the lender, but in no event in excess of $20 million per year. In addition, the lease will be subordinated to the mortgage loan, and the master tenant will agree to pay rent into a lockbox, on rent payment dates which track the debt service payment due dates for the loans.

        The loan documentation will restrict the public ownership of our company to 85%, but will provide that, at any time, (i) the equity holders in the mortgage and mezzanine borrowers may transfer up to 49% of the non-controlling interests in the mortgage and mezzanine borrowers, and (ii) upon payment of a 0.5% transfer fee and delivery of a "no downgrade" letter (if a securitization of the loans has occurred), the properties may be transferred subject to the loans.

        The loan documentation will permit partial releases of the properties securing the mortgage loan, with a release price of 110% of the allocated loan amount, subject to debt service coverage ratio tests and loan-to-value determinations, as well as individual property substitutions which should be permitted substantially in accordance with the existing provisions of the master lease (but subject to an aggregate cap of 30% of the loan amount and subject to debt service coverage ratio tests and loan-to-value determinations).

        We will execute a customary guaranty and indemnity with respect to the recourse obligations of the borrowers pursuant to the loan documentation. Our guarantee and indemnification liability will be capped at $10 million in the aggregate, except for situations where we or our affiliates derive economic benefit (to the detriment of the lender) as a result of certain events such as the misappropriation or conversion of insurance proceeds or rents collected more than one month in advance and the failure to promptly turn over to the lender rent collected during the continuance of an event of default under the loan documentation.

        The loan documentation will also contain usual and customary default remedies (including rights of foreclosure against the owned property and against the direct membership interests in the mortgage borrowers), as well as customary restrictive covenants such as are generally described under "Risk Factors—Risks Related to Our Indebtedness and Our Business—The instruments governing our indebtedness and preferred stock contain various covenants limiting the discretion of our management in operating our business."

Management Lock-up Agreements

        Each of our named executive officers has entered into a two-year lock-up agreement with us covering the shares of common stock beneficially owned by him or her on the date that this offering is consummated. If Cerberus ABP or any successor entity shall sell a percentage of its shares of common stock, our named executive officers will be entitled to sell the same percentage of their shares as are sold by Cerberus ABP or its successor.

Non-Independent Directors

        Six of our directors do not meet the independence standards promulgated under the New York Stock Exchange rules. Messrs. Tessler, Mayer and Warden are employed by Cerberus and Mr. Fenton serves as a senior member of Cerberus operations and as an advisor to Cerberus. Mr. Rossi serves as an advisor to Cerberus. Mr. McElrea is our chief executive officer.

DESCRIPTION OF CAPITAL STOCK

        The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our certificate of incorporation and bylaws and the provisions of applicable law. Copies of our certificate of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

General

        Our authorized capital stock consists of             shares of common stock, par value $0.01 per share, of which             shares are issued and outstanding, and             shares of preferred stock, par value $0.01 per share. Of the amount of authorized preferred stock, 95,000 shares of our preferred stock are designated series A preferred stock, of which 95,000 shares are issued and outstanding prior to the consummation of this offering. We intend to use a portion of the proceeds of the offering and our concurrent mortgage refinancing to redeem the outstanding series A preferred stock for cash. See "Use of Proceeds."

Common Stock

        Upon the consummation of this offering, there will be             shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or outstanding options). All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. See "Dividend Policy." In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

        Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our certificate of incorporation authorizes our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Series A Preferred Stock

        In connection with the acquisition, we issued 95,000 shares of series A preferred stock at a price of $1,000 per share to Cerberus ABP Investor LLC, an affiliate of Cerberus. The series A preferred stock is subject to redemption at our option at any time in whole or in part, in increments not less than $5,000,000, at a redemption price in cash equal to the sum of $1,000 per share and an amount equal to all accrued and unpaid dividends on such share computed to the date of redemption. Dividends accrue at a rate of 10% per annum, compounded quarterly, and accrue daily. We are required to make an offer to redeem the series A preferred stock upon a Change of Control or a Cash Transaction (as these terms are defined in the certificate of designations for the series A preferred stock) at the redemption price. We intend to use a portion of the proceeds of this offering to redeem up to $35 million of our series A preferred stock and pay all accrued and unpaid dividends thereon. We intend to use proceeds from our new mortgage and the mezzanine financing obtained by us and our subsidiaries to redeem the remaining series A preferred stock and pay all accrued and unpaid dividends thereon. See "Use of Proceeds."

        The certificate of designations relating to our series A preferred stock prohibits us from doing the following without the affirmative vote or written consent of the holders of a majority of the then outstanding shares of series A preferred stock. Following the consummation of the offering, these covenants will cease to apply to us since no shares of series A preferred stock will remain outstanding.

  •
  enter into or amend any transaction involving the payment in excess of $1,000,000 with any person who controls or is under our control or the control of one of our affiliates other than extensions and renewals of contracts in effect on the effective date of the certificate of designations;

  •
  make (or permit any subsidiary to make) any restricted payment, as defined in the certificate of designations;

  •
  borrow (or permit any subsidiary to borrow) any funds or become subject to any indebtedness in excess of $5,000,000, except for certain permitted indebtedness;

  •
  create any lien, claim or encumbrance on any of our properties, other than in connection with certain permitted indebtedness and certain other permitted charges or levies;

  •
  engage in any reclassification, recapitalization or other change in respect of any shares of our capital stock

  •
  acquire any assets other than in the ordinary course of business;

  •
  merge or consolidate into any entity that is not a wholly-owned subsidiary or sell or encumber all or substantially all of our properties or assets;

  •
  dispose of any of our property, business or assets unless such property has become obsolete, was made during the ordinary course of business or the disposition was part of a cash transaction;

  •
  make any advance, loan or capital contribution or purchase any security of any person unless such person is a wholly-owned subsidiary or the foregoing was made during the ordinary course of business;

  •
  make any capital expenditures exceeding $1,000,000 in any fiscal year to the extent not included in the annual budget for such fiscal year approved by the holders of a majority of the series A preferred stock;

  •
  permit to exist any limitations on the payment of dividends or distributions by us with respect to the series A preferred stock, except for restrictions existing in indebtedness outstanding on the issuance date of the series A preferred stock;

  •
  amend, alter, repeal or waive provisions of our certificate of incorporation, bylaws or the certificate of designations that would adversely affect the rights, preferences or privileges of the series A preferred stock;

  •
  effect any liquidation, dissolution or winding-up of our company;

  •
  create or issue any shares of preferred stock;

  •
  permit a change of control; or

  •
  enter into any contract, agreement, commitment or understanding with respect to any of the foregoing.

Limitations on Directors' Liability

        Our certificate of incorporation and bylaws indemnify our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders' derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company.

Listing

        We intend to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol "BXC."

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

        At such time as Cerberus no longer controls our company, certain provisions of our certificate of incorporation and bylaws and Delaware law may have an anti-takeover effect.

        Certificate of Incorporation and Bylaws.    Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

        Our certificate of incorporation and bylaws contain provisions that:

  •
  permit us to issue, without any further vote or action by our stockholders, up to             shares of preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

  •
  limit stockholders' ability to call special meetings.

        The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors—Risks Related to the Offering—Even if Cerberus no longer controls us in the future, certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price."

        Delaware Takeover Statute.    We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Based on the number of shares outstanding at             , 2004, upon completion of this offering, we will have an aggregate of             shares of common stock outstanding on a fully diluted basis assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. If the underwriters exercise their option to purchase additional shares in full, assuming no exercise of outstanding options, we will have             shares of common stock outstanding on a fully diluted basis. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining    %, or             shares of our common stock that are outstanding after this offering, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in "Underwriting." Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

  Sales of Restricted Securities

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, each of which is summarized below.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering, or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period. As of             , 2004, options to purchase a total of             shares of common stock were outstanding,         of which will be exercisable upon consummation of this offering and         of which are subject to lock-up agreements as described below.

        As a result of lock-up agreements and the provisions of Rules 144 and 701,         additional shares may be available for sale in the public market until the expiration of the lock-up period provided for in the lock-up agreements, in some cases, to volume limits.

  Additional Registration Statements

        We intend to file one or more registration statements under the Securities Act after this offering to register up to             shares of our common stock underlying outstanding stock options or stock options reserved for issuance under our equity plan. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any limitations on exercise under the equity plan and the lock-up agreements described in "Underwriting." Cerberus holds             shares of our common stock eligible for inclusion under additional registration statements pursuant to registration rights that we have granted to them. A description of these rights is contained in "Certain Relationships and Related Transactions—Registration Rights Agreement."

        Cerberus and certain of our executives have demand registration rights and incidental registration rights pursuant to a Registration Rights Agreement we entered into with them. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

  Effects of Sales of Shares

        No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been or will be filed as exhibits to our registration statement filed in connection with this offering.

Revolving Credit Facility

        On May 7, 2004, our operating company entered into a revolving credit facility with Congress Financial Corporation, or Congress, as administrative and collateral agent, Congress and Goldman Sachs Credit Partners L.P. as, co-lead arrangers and co-syndication agents, Bank of America, N.A. and Wells Fargo Foothill, LLC, as documentation agents, and various financial institutions from time to time party thereto as lenders.

        Availability.    Availability under the revolving credit facility is restricted to the lesser of $700 million and the borrowing base amount. The revolving credit facility includes a $30 million subfacility for letters of credit. The borrowing base amount is defined as the amount equal to (a) 85% of the net amount of eligible accounts plus (b) the lesser of (i) 70% (or 75% during the seasonal period) of the sum of (A) the value of eligible inventory located on our operating company's premises, (B) the value of eligible domestic in-transit inventory, (C) the value of eligible international in-transit inventory and (D) the value of eligible re-load inventory or (ii) 85% of the sum of the net orderly liquidation value; provided, however, revolving loans outstanding with respect to the eligible domestic in-transit inventory, the eligible international in-transit inventory and the eligible re-load inventory shall not exceed, in the aggregate at any one time outstanding, the lesser of (x) $65 million or (y) 10% of the then effective revolving loan limit (which cannot exceed $700 million) minus (c) reserves, in such amounts as the agent may from time to time establish.

        Maturity and Security.    The revolving credit facility matures on May 7, 2009. Loans made pursuant to the revolving credit facility are secured by (i) a first priority security interest in all our operating company's inventory and receivables and (ii) while the term loan facility is in place, a second priority security interest in all our operating company's other personal property.

        Interest Rates.    Advances under the revolving credit facility are made as prime rate loans or eurodollar loans at our operating company's election. Interest rates payable upon such advances are based upon the prime rate or eurodollar rate depending on the type of loan our operating company chooses, plus an applicable margin. The prime rate is defined as the rate of interest then most recently established by Wachovia Bank, National Association, as its prime rate for dollars loaned in the United States. The eurodollar rate is based upon the average of rates of interest per annum at which Wachovia Bank, National Association is offered deposits of United States dollars in the London interbank market adjusted by the reserve percentage prescribed by governmental authorities.

        In general, the applicable interest rate for prime rate loans is a per annum rate equal to the prime rate plus three-quarters of one (0.75) percentage point. For eurodollar rate loans, the applicable interest rate will generally be a per annum rate equal to the adjusted eurodollar rate (based on the eurodollar rate applicable for the interest period selected by our operating company as in effect three (3) business days after the date of receipt by the agent of the request for such eurodollar rate loans, whether such rate is higher or lower than any rate previously quoted to our operating company) plus two and one-quarter (2.25) percentage points. However, the applicable interest rates for prime rate and eurodollar loans are subject to the following adjustments:

        (a)   So long as no event of default has occurred and is continuing, beginning with the first interest period commencing after the agent's timely receipt of the financial statements required to be delivered pursuant to the revolving credit facility for the second full fiscal quarter elapsing after May 7, 2004, and for each interest period commencing after delivery of the financial statements required to be delivered pursuant to the revolving credit facility for each fiscal quarter thereafter, effective on the first day of such interest period, the interest rate will be adjusted to be:

          (i)    as to prime rate loans, a per annum rate equal to the prime rate plus the "Applicable Prime Rate Margin" set forth below based on either (A) the adjusted EBITDA of our operating company (as defined in the revolving credit facility) as of the end of such fiscal quarter when determined as of a fiscal quarter ending prior to the date that is 12 fiscal months after May 7, 2004 or (B) the EBITDA of our operating company (as defined in the revolving credit facility) as of the end of such fiscal quarter when determined as of a fiscal quarter ending after the date that is 12 fiscal months after May 7, 2004; and

          (ii)    as to eurodollar rate loans, a per annum rate equal to the adjusted eurodollar rate (based on the eurodollar rate applicable for the interest period selected by our operating company as in effect three business days after the date of receipt by the agent of the request for such eurodollar rate loans, whether such rate is higher or lower than any rate previously quoted to our operating company) plus the "Applicable Eurodollar Rate Margin" set forth below based on either (A) the adjusted EBITDA of our operating company as of the end of such fiscal quarter if determined as of a fiscal quarter ending prior to the date that is 12 fiscal months after May 7, 2004 or (B) the EBITDA of our operating company as of the end of such fiscal quarter for the prior 12-month period then ended if determined as of a fiscal quarter ending after the date that is 12 fiscal months after May 7, 2004; provided, however, in each case, if our operating company has not delivered the financial statements required to be delivered to the agent under the revolving credit facility within the time frames specified herein, until such financial statements are delivered to the agent in accordance with the revolving credit facility, the interest rate shall be calculated using the highest Applicable Prime Rate Margin or the highest Applicable Eurodollar Rate Margin, as applicable, set forth below:

EBITDA	Applicable Prime Rate Margin	Applicable Eurodollar Rate Margin
$100,000,000 or more	0.75	2.25
Less than $100,000,000 and more than $70,000,000	1.00	2.50
$70,000,000 or less	1.25	2.75

        (b)   Unless the revolving credit facility provides otherwise, at the agent's option, without notice, (i) for the period on and after the date of termination or non-renewal hereof until such time as all obligations are paid and satisfied in full in immediately available funds, and (ii) for the period from and after the date of the occurrence of any event of default, and for so long as such event of default is continuing as determined by the agent, a per annum rate equal to the interest rate which would otherwise be in effect plus two (2) percentage points.

        Fees.    The revolving credit facility contains certain fees, including closing fees, servicing fees, unused line fees and letters of credit fees.

        Covenants.    The revolving credit facility contains customary negative covenants and restrictions for agreements of this type on actions by our operating company including, without limitation, restrictions on indebtedness, liens, investments, loans, change of accounting practices, consolidation, mergers, dissolution, asset dispositions outside the ordinary course of business, dividends and redemptions, change in business, restricted junior payments, transactions with affiliates, bankruptcy, insolvency, change of control and changes relating to indebtedness. In addition, the revolving credit facility requires, during a period commencing on the date on which the amount of excess availability (as defined in the revolving credit facility) under the revolving credit facility has been less than $40 million for the third consecutive business day and ending on a subsequent date on which the amount of adjusted excess availability (as defined in the revolving credit facility) has been equal to or greater than $40 million for the 60th consecutive day, that our operating company (i) meet a monthly fixed charge coverage test and (ii) not incur capital expenditures of more than $20 million in any fiscal year. The fixed charge coverage ratio is generally defined as the ratio, calculated either for the trailing 12-month period ending on such date of determination (or, if such date of determination occurs prior to the first anniversary of the closing date, on an annualized basis in the case of clause (b) below) of (a) EBITDA (or adjusted EBITDA if such date of determination occurs prior to the first anniversary of the closing date) to (b) the sum of cash payments for income taxes, interest expense, cash dividends or stock redemptions, principal repayments on debt (other than with respect to a revolving line of credit) and capital expenditures. When measured, our operating company is required to maintain a fixed charge coverage ratio of 1.1 to 1.0. The excess availability of our operating company under our revolving credit facility at July 3, 2004 was $229.2 million.

        Events of Default.    The revolving credit facility contains customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of certain covenants, inaccuracy of representations and warranties in any material respect, and cross defaults with certain other indebtedness and agreements.

Mortgage and Mezzanine Financing

        Concurrently with this offering, we intend to obtain from a third party a new mortgage and mezzanine financing in the aggregate amount of $165 million. The mortgage will be provided by a third party that is not affiliated with our company. Our new mortgage and the mezzanine financing obtained by us and our subsidiaries will be used to pay off our existing mortgage and redeem the series A preferred stock that remains outstanding and pay all accrued and unpaid dividends thereon. See "Certain Relationships and Related Transactions—Mortgage and Mezzanine Financing."

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock are urged to consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock are urged to consult their tax advisors.

        As used herein, a "U.S. Holder" of common stock means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

Dividends

        Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a "United States real property holding corporation" for United States federal income tax purposes. The company believes it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

        An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

        Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

        Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC
Lehman Brothers Inc.

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        The company and its officers, directors and principal stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to list the common stock on the New York Stock Exchange under the symbol "BXC". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities

Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

        The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the company and Cerberus, for which they received or will receive customary fees and expenses. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as an arranger and syndication agent and is a lender under our operating company's revolving credit facility. In addition, Goldman Sachs Credit Partners L.P. acted as an arranger, bookrunner and syndication agent, collateral agent and administrative agent under our operating company's term loan facility but no longer holds any portion of our operating company's debt under the term loan facility and, therefore, will not receive any portion of the net proceeds of this offering.

VALIDITY OF THE COMMON STOCK

        The validity of the shares of common stock offered hereby will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

        The financial statements of the Building Products Distribution Division of Georgia-Pacific Corporation for fiscal 2001, 2002 and 2003 and of BlueLinx Holdings Inc. (formerly ABP Distribution Holdings Inc.) for the period from its inception (March 8, 2004) through May 6, 2004 appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information about us and the common stock being offered in this prospectus, we refer you to the registration statement and the exhibits and schedules thereto. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings. Our website address is
 http://www.bluelinxco.com. We have not incorporated our website as part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
Building Products Distribution Division of Georgia-Pacific Corporation
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Statements of Certain Assets and Liabilities at January 3, 2004 and December 28, 2002	F-3
Statements of Revenue and Direct Expenses for the Year Ended January 3, 2004, the Year Ended December 28, 2002 and the Year Ended December 29, 2001	F-4
Statements of Parent's Investment for the Year Ended January 3, 2004, the Year Ended December 28, 2002 and the Year Ended December 29, 2001	F-5
Statements of Direct Cash Flows for the Year Ended January 3, 2004, the Year Ended December 28, 2002 and the Year Ended December 29, 2001	F-6
Notes to Financial Statements	F-7
Page
BlueLinx Holdings Inc.
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-19
Consolidated Balance Sheet at May 6, 2004	F-20
Consolidated Statement of Loss for the Period from Inception (March 8, 2004) to May 6, 2004	F-21
Consolidated Statement of Shareholder's Deficit for the Period from Inception (March 8, 2004) to May 6, 2004	F-22
Notes to Consolidated Financial Statements	F-23
Page
BlueLinx Holdings Inc. and Building Products Distribution Division of Georgia-Pacific
Unaudited Consolidated Financial Statements:
Consolidated Balance Sheet at July 3, 2004 and Statement of Certain Assets and Liabilities at January 3, 2004	F-25
Statement of Operations for the Period from Inception (March 8, 2004) to July 3, 2004 and Statements of Revenue and Direct Expenses for the Period from January 4, 2004 to May 7, 2004 and for the Six Months Ended June 28, 2003	F-27
Statement of Cash Flows for the Period from Inception (March 8, 2004) to July 3, 2004 and Statements of Direct Cash Flows for the Periods From January 4, 2004 to May 7, 2004 and for the Six Months Ended June 28, 2003	F-28
Notes to Unaudited Financial Statements	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Georgia-Pacific Corporation

        We have audited the accompanying statements of certain assets and liabilities of the Building Products Distribution Division of Georgia-Pacific Corporation as of January 3, 2004 and December 28, 2002 and the related statements of revenues and direct expenses, direct cash flows and parent's investment for each of the three years in the period ended January 3, 2004 (collectively the "Divisional Statements"). These statements are the responsibility of Georgia-Pacific Corporation's management. Our responsibility is to express an opinion on these statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Divisional Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Divisional Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Divisional Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As described in Note 1, the statements referred to above have been prepared for the purpose of a possible sale of the Building Products Distribution Division of Georgia-Pacific Corporation, and are not intended to be a complete presentation of the Building Products Distribution Division of Georgia-Pacific Corporation's financial position or results of operations as if it were operated on a stand-alone basis.

        In our opinion, the statements referred to above present fairly, in all material respects certain assets and liabilities of the Building Products Distribution Division of Georgia-Pacific Corporation at January 3, 2004 and December 28, 2002 and its revenues and direct expenses, direct cash flows and parent's investment, for each of the three years in the period ended January 3, 2004 as described in Note 1, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 of the Divisional Statements, in 2003, Building Products Distribution Division adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended.

/s/ Ernst & Young LLP
Atlanta, Georgia
May 3, 2004

BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION

STATEMENTS OF CERTAIN ASSETS & LIABILITIES

(In Thousands)

	January 3, 2004	December 28, 2002
Assets
Current assets:
Cash	$506	$155
Receivables, less allowances of $9,213 in 2003 and $9,544 in 2002	292,867	239,213
Inventories:
Finished goods	338,138	345,830
LIFO reserve	(31,979)	(36,280)

Inventories, net	306,159	309,550
Deferred income tax assets	1,446	6,978
Other current assets	14,572	11,878

Total current assets	615,550	567,774
Property, plant, and equipment:
Land and improvements	116,556	120,068
Buildings	193,590	198,043
Machinery and equipment	191,878	192,915
Construction in progress	18	—

Property, plant, and equipment, at cost	502,042	511,026
Accumulated depreciation	(300,951)	(293,899)

Property, plant, and equipment, net	201,091	217,127
Other assets	3	48

Total assets	$816,644	$784,949

Liabilities and parent's investment
Current liabilities:
Accounts payable and bank overdrafts	$150,812	$125,563
Accrued compensation	15,963	3,791
Other current liabilities	6,103	4,503

Total current liabilities	172,878	133,857
Deferred income taxes	3,792	4,726
Other long-term liabilities	2,901	2,195
Commitments and contingencies (Note 8)
Parent's Investment	637,073	644,171

Total liabilities and equity	$816,644	$784,949

See accompanying notes

BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION

STATEMENTS OF REVENUE AND DIRECT EXPENSES
(In Thousands)

	Fiscal Year Ended
	January 3, 2004	December 28, 2002	December 29, 2001
Net sales	$4,271,842	$3,734,029	$3,768,700
Cost of sales	3,814,375	3,370,995	3,395,184

Gross profit	457,467	363,034	373,516

Operating expenses:
Selling, general and administrative	346,585	295,492	298,576
Depreciation and amortization	19,476	21,757	26,747

Total operating expenses	366,061	317,249	325,323

Operating income	91,406	45,785	48,193
Non-operating expenses (income):
Interest expense	—	—	—
Other expense (income), net	376	348	448

Income before income taxes	91,030	45,437	47,745
Provision for income taxes	34,877	17,597	18,470

Net income	$56,153	$27,840	$29,275

See accompanying notes.

BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION

STATEMENTS OF PARENT'S INVESTMENT

(In Thousands)

	January 3, 2004	December 28, 2002	December 29, 2001
Parent's investment, beginning of year	$644,171	$643,929	$670,885
Net income	56,153	27,840	29,275
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	1,062	95	(307)

Comprehensive income	57,215	27,935	28,968
Net transactions with Georgia-Pacific Corporation	(64,313)	(27,693)	(55,924)

Parent's investment, end of year	$637,073	$644,171	$643,929

See accompanying notes.

BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION

STATEMENTS OF DIRECT CASH FLOWS

(In Thousands)

	January 3, 2004	December 28, 2002	December 29, 2001
Cash flows from operating activities:
Net income	$56,153	$27,840	$29,275
Adjustments to reconcile revenues in excess of direct expenses to cash provided by operations:
Depreciation and amortization	19,476	21,757	26,747
Deferred income tax provision	4,598	(3,181)	4,643
Changes in assets and liabilities:
Receivables	(53,654)	32,967	4,467
Inventories	3,391	(10,741)	(14,313)
Accounts payable	17,237	(13,782)	18,289
Other working capital	11,078	(8,032)	(11,046)
Other	850	(138)	(3,667)

Net cash provided by operating activities	59,129	46,690	54,395
Cash flows from investing activities:
Property, plant and equipment investments	(5,404)	(3,596)	(817)
Proceeds from sale of assets	1,342	811	3,381

Net cash used in investing activities	(4,062)	(2,785)	2,564
Cash flows from financing activities:
Net transactions with Georgia-Pacific Corporation	(62,728)	(28,488)	(58,099)
Increase (decrease) in bank overdrafts	8,012	(15,639)	1,056

Net cash used in financing activities	(54,716)	(44,127)	(57,043)

Increase (decrease) in cash	351	(222)	(84)
Balance, beginning of year	155	377	461

Balance, end of year	$506	$155	$377

Supplemental cash flow information
Income taxes paid during the year	$30,279	$20,778	$13,827

Interest paid during the year	$—	$—	$—

See accompanying notes.

BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION

NOTES TO FINANCIAL STATEMENTS

January 3, 2004, December 28, 2002, and December 29, 2001

1.    Basis of Presentation and Background

Basis of Presentation

        The financial statements of the Building Products Distribution Division (the "Division") of Georgia-Pacific Corporation (the "Corporation" or "Georgia-Pacific") reflect the accounts and results of certain operations of the business conducted by the Division. The accompanying combined financial statements of the Division have been prepared from Georgia-Pacific's historical accounting records and are presented on a carve-out basis reflecting these certain assets, liabilities, and operations. The Division is an unincorporated business of the Corporation and, accordingly, Georgia-Pacific's net investment in these operations (parent's net investment) is presented in lieu of stockholder's equity. All significant intradivision transactions have been eliminated. The financial statements are not necessarily indicative of the financial position, results of operations and cash flows that might have occurred had the Division been an independent entity not integrated into Georgia-Pacific's other operations. Also, they may not be indicative of the actual financial position that might have otherwise resulted, or of future results of operations or financial position of the Division.

Allocation of Costs from Georgia-Pacific

        The Corporation charges the Division for the estimated cost of certain functions that are managed by the Corporation and can reasonably be directly attributed to the operations of the Division. These costs include dedicated human resource, legal, accounting, and information systems support. The charges to the Division are based on management's estimate of such services specifically used by the Division. Where determinations based on specific usage alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Division. The total of these allocations was $19 million, $15 million and $14 million in 2003, 2002 and 2001, respectively. Additionally, the costs of certain centralized departments that serve all of Georgia-Pacific's businesses, including internal audit, cash management, risk management and tax department services have not been charged to the Division because management believes that the incremental cost of services provided to the Division is not significant. Such allocations are not intended to represent the costs that would be or would have been incurred if the Division were an independent business.

        The amount of parent's investment included in the balance sheet represents a net balance as the result of various transactions between the Division and Georgia-Pacific. There are no terms of settlement or interest charges associated with the account balance. The balance is primarily the result of the Division's participation in Georgia-Pacific's central cash management program, wherein all the Division's cash receipts are remitted to Georgia-Pacific and all cash disbursements are funded by Georgia-Pacific. Other transactions include intercompany purchases and sales, certain direct and allocated portions of legal, environmental, self-insurance and human resource obligations administered by Georgia-Pacific, as well as the Division's share of the current portion of the parent's consolidated federal and state income tax liability and various other administrative expenses incurred by the parent on the Division's behalf. As a result, obligations for these matters are not reflected on the accompanying balance sheet.

Nature of Operations

        The Division is a wholesale supplier of building products in North America. The Division distributes building products including lumber, structural panels (including plywood and oriented strand board), hardwood plywood, roofing, insulation, metal products, vinyl siding and particleboard. These products are sold to a diversified customer base, including independent building materials dealers, industrial and manufactured housing builders and home improvement centers. Net sales by product category are summarized below:

	Fiscal Year Ended
	January 3, 2004	December 28, 2002	December 29, 2001
	(Dollars in millions)
Sales by Category
Structural Products	$2,401	$1,985	$1,959
Specialty Products	1,924	1,810	1,867
Unallocated Allowances and Adjustments	(53)	(61)	(57)

Total Sales	$4,272	$3,734	$3,769

Allocation of Employee Benefit Costs

        A portion of the Corporation's employee benefit costs, including pension and postretirement healthcare and life insurance benefits, has been allocated to the Division. The Division was allocated pension and other employee benefit costs related to its participation in the Corporation's noncontributory defined benefit pension plans and postretirement healthcare and life insurance benefit plans. The allocation was determined by independent actuaries and was based on the number of its employees and their attributable benefits and an attributable share of plan assets and related benefit accounting items and is calculated in accordance with Statements of Financial Accounting Standards, or SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, respectively. The Division's participation in Georgia-Pacific's pension plans qualifies as one employer in a multi-employer pension plan in accordance with Staff Accounting Bulletin, or SAB No. 55, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity; Cheap Stock. The Division has accounted for its participation in the Corporation's noncontributory defined benefit pension plans in accordance with multi-employer pension plan guidance in SFAS No. 87. Management believes such method of allocation is equitable and provides a reasonable estimate of the amounts attributable to the Division.

Other Financial Activities

        The Division has not been allocated a portion of Georgia-Pacific's consolidated debt. No portion of Georgia-Pacific's interest expense has been allocated to the Division.

2.    Summary of Significant Accounting Policies

Cash and Equivalents

        Cash equivalents include time deposits and other securities with original maturities of three months or less.

Allowance for Doubtful Accounts

        The Division provides an allowance for receivables it believes may not be collectible. Specific reserves are recorded where a specific customer has an inability to pay. For all other customers, reserves are recognized based on historical collection experience.

Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever facts and circumstances indicate that the carrying value of an asset may not be recoverable. For assets to be held and used, an impairment is recognized when the estimated undiscounted net future cash flows is less than the carrying value. If an impairment exists, an adjustment is made to write the asset down to its estimated fair value and an impairment loss is recorded for the difference between the carrying value and the estimated fair value.

Revenue Recognition

        The Division recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Division's price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated as FOB (free on board) shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer's delivery site. Discounts and allowances are comprised of trade allowances, cash discounts and sales returns. Cash discounts and sales returns are estimated using historical experience. Trade allowances are based on the estimated obligations and historical experience.

Shipping and Handling

        Amounts billed to customers in sales transactions related to shipping and handling are classified as revenue. Shipping and handling costs included in selling and distribution expenses were $136 million, $125 million and $123 million in fiscal 2003, 2002 and 2001, respectively.

Advertising Costs

        Advertising costs are expensed as incurred. Advertising expenses of $7.379 million, $5.536 million, and $4.946 million were included in selling and distribution expense for fiscal 2003, 2002, and 2001.

Inventory Valuation

        Inventories purchased from unaffiliated entities are valued at the lower of moving average cost or market. The last-in, first-out (LIFO) method was used to determine the cost of those inventories purchased from the Corporation which are approximately 27% and 35% of inventories at January 3, 2004 and December 28, 2002, respectively. Inventories consist primarily of finished goods.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost. Lease obligations for which the Division assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.

        Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

        The Division is allocated interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant, and equipment accounts and amortized over the approximate lives of the related assets.

Compensated Absences and Termination Costs

        The Division accrued for the costs of compensated absences to the extent that the employee's right to receive payment relates to service already rendered, the obligation vests or accumulates, payment is probable and the amount can be reasonably estimated. In 2001, the Division changed its vacation plans regarding salaried and certain non-bargaining hourly employees such that vacation can no longer be carried forward and must be taken in the year earned. Accordingly, related accruals of approximately $7.966 million were reversed in 2001. The Division incurred costs associated with employee terminations primarily related to sales and administrative staff reductions. The amount charged to expense was approximately $4 million in 2001.

Stock-Based Compensation

        Certain of the Division's employees participate in equity compensation plans sponsored by the Corporation. The Corporation's plans authorize grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific common stock. As of January 3, 2004, employees of the Division held options to purchase 84,293 shares of Georgia-Pacific common stock at exercise prices ranging from $25.84 to $64.71 per share. Employees of the Division also held 193,732 stock appreciation rights at exercise prices ranging from $15.22 to $29.47. In addition, employees of the Division held 260,990 shares of restricted stock and 90,776 performance award units. The shares of restricted stock vest in three annual installments, 25% each on June 5, 2004 and 2005, and 50% on June 5, 2006. During 2003, employees of the Division were granted 260,990 shares of restricted stock, and 176,782 stock appreciation rights

        Until 2003, the Corporation accounted for its stock-based compensation plans in accordance with Accounting Principles Board, or APB Opinion No. 25 and disclosed the pro forma effects on net income as provided by SFAS No. 123, Accounting for Stock-Based Compensation. However,

effective at the beginning of fiscal 2003, Georgia-Pacific adopted the fair value method of accounting for stock-based compensation utilizing the prospective method provided for in SFAS No.148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under the prospective method, stock options awarded or modified in 2003 and thereafter are accounted for using the fair value method and stock options issued prior to 2003 continue to be accounted for under APB Opinion No. 25. Had compensation cost for these awards been determined based on the fair value at the grant dates in 2002 and 2001 consistent with the method of SFAS No. 123, the pro forma net income would have been as follows (in thousands):

	January 3, 2004	December 28, 2002	December 29, 2001
	(In Thousands)
Net income:
As reported	$56,153	$27,840	$29,275
Pro forma	56,146	26,757	27,877
Stock-based compensation cost net of taxes, included in the determination of net income as reported	927	7	6

        The fair value method of accounting for stock-based compensation plans recognizes the value of options granted as compensation over the option's vesting period. For purposes of calculating the pro forma effects of stock-based awards, compensation expense for awards with pro rata vesting is recognized on a straight-line basis.

        The following table depicts the weighted average assumptions used in connection with the Black-Scholes option pricing model to estimate the fair value of options granted in 2003, 2002, and 2001:

	2003 Options	2002 Options	2001 Options
Risk free interest rate	4.1%	4.9–5.0%	5.2%
Expected dividend yield	3.3%	1.9–2.1%	1.7%
Expected life	10 years	10 years	10 years
Expected volatility	.54	.45	.47
Option forfeiture rate	0%	5.0%	5.0%
Weighted average fair value	$6.85	$11.84–13.21	$15.46

        Additional information related to the Corporation's existing employee stock options for the year ended January 3, 2004 is as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at Dec. 28, 2002	826,152	$30.01
Options granted/converted	—	—
Options exercised/surrendered	—	—
Options cancelled	(741,859)	$30.13

Options outstanding at Jan. 3, 2004	84,293	$28.99
Options exercisable at Jan. 3, 2004	84,045	$28.98
Option prices per share:
Granted/converted	—
Exercised/surrendered	—
Cancelled	$24.44–$41.59

Options outstanding by exercise price:

	Outstanding		Exercisable
Price Range	Number of Options	Remaining Life (in years)	Average Exercise Price	Number of Options	Average Exercise Price
$25.84–$28.65	63,943	2.6	$26.87	63,943	$26.87
$29.47–$32.17	13,628	5.1	$32.14	13,380	$32.15
$41.59–$64.71	6,722	3.9	$42.74	6,722	$42.74

Income Taxes

        The Division computed an income tax provision as though it filed separate returns. The Division is included in the Corporation's consolidated federal income tax return and the consolidated returns of certain states. Current taxes are paid by the Corporation and any obligation related thereto are not reflected in the accompanying balance sheet.

        Deferred income taxes are provided using the liability method under the provisions of SFAS No. 109 Accounting for Income Taxes. Accordingly, deferred income taxes are recognized for differences between the income tax and financial reporting bases of the asset and liabilities of the Division based on enacted tax laws and tax rates applicable to the periods in which the differences are expected to affect taxable income.

Foreign Currency Translation

        The functional currency for Canadian operations is the Canadian dollar. The translation of the applicable currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Any related translation adjustments are recorded directly in parent's investment. Foreign currency transaction gains and losses are reflected in the accompanying financial statements.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

Accounting Standards Changes

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income in annual financial statements. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The additional disclosures required under SFAS No. 148 have been included in this footnote under the caption "Stock-Based Compensation."

        In January 2003, FASB issued FASB Interpretation No. 46 ("FIN46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN46 is effective for all new variable interest entities created or acquired after January 31, 2003. In December the FASB published a revision to FIN 46, or FIN 46R, to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interest in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004.

        The Division does not believe that they have interests in special purpose entities. Additionally, the Division does not believe that the adoption of FIN 46R will affect its financial statements.

Fiscal Reporting Periods

        The Division's fiscal year ends on the Saturday closest to December 31. For 2003, 2002 and 2001, the Division's fiscal year ended on January 3, 2004, December 28, 2002 and December 29, 2001, respectively. Typically, the Division's fiscal year consists of 52 weeks ending on Saturday. However, because the current fiscal year ended on January 3, 2004, our fiscal year 2003 consisted of 53 weeks.

3.    Accumulated Other Comprehensive Income (Loss)

        The Division's accumulated other comprehensive income (loss) includes the following:

Foreign Currency Translation Adjustments
(in thousands)
December 29, 2001	$(1,145)
Activity, net of taxes	95

December 28, 2002	(1,050)
Activity, net of taxes	1,062

January 3, 2004	$12

4.    Income Taxes

        The provisions for income taxes include the Division's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Division's provision for income taxes consists of the following:

	Fiscal Year Ended
	January 3, 2004	December 28, 2002	December 29, 2001
	(In Thousands)
Federal income taxes:
Current	$25,525	$18,058	$12,401
Deferred	4,655	(2,985)	4,357
State income taxes:
Current	3,469	2,070	1,798
Deferred	283	(196)	286
Foreign income taxes:
Current	1,285	650	(372)
Deferred	(340)	-	-

Provision for income taxes	$34,877	$17,597	$18,470

        The federal statutory income tax rate was 35%. The Division's provision for income taxes is reconciled to the federal statutory amount as follows:

	Fiscal Year Ended
	January 3, 2004	December 28, 2002	December 29, 2001
	(In Thousands)
Provision for income taxes computed at the federal statutory tax rate	$31,860	$15,903	$16,711
State income taxes, net of federal benefit	2,467	1,231	1,294
Other	550	463	465

Provision for income taxes	$34,877	$17,597	$18,470

        The components of the Division's net deferred income tax assets (liabilities) are as follows:

	January 3, 2004	December 28, 2002
	(In Thousands)
Deferred income tax assets:
LIFO Reserve	—	$1,935
Compensation-related accruals	2,514	1,670
Accruals and reserves	3,444	4,762
Other	624	73

	$6,582	$8,440

Deferred income tax liabilities:
LIFO Reserve	(2,739)	—
Property, plant, and equipment	(4,881)	(5,561)
Other	(1,308)	(627)

	(8,928)	(6,188)

Deferred income tax assets, net	$(2,346)	$2,252

5.    Other Transactions with Georgia-Pacific

        The Division purchases a substantial amount of its inventory from Georgia-Pacific, principally lumber, structural panels and industrial wood products (including particleboard, hardboard and softboard). Such transactions are in the ordinary course of business at negotiated prices determined between the Division and Georgia-Pacific and may not reflect spot market prices. Sales to Georgia-Pacific were $8 million, $10 million, and $12 million in 2003, 2002 and 2001, respectively. Purchases from Georgia-Pacific were $1,071 million, $1,074 million, and $1,155 million in 2003, 2002 and 2001, respectively. In 2003, the Division transferred approximately $1.6 million of fixed assets to other Georgia-Pacific divisions in non-cash transfers. In 2002 and 2001 Georgia-Pacific Corporation transferred approximately $0.8 million and $2.2 million, respectively, of fixed assets to the Division in non-cash transfers. Amounts payable to or receivable from Georgia-Pacific are settled through intercompany accounts at the end of each month. All settlements with Georgia-Pacific are classified as "Net transactions with Georgia-Pacific Corporation" in the accompanying combined statements of parent's investment and cash flows.

6.    Receivables

        The Division has a diversified customer base concentrated in the building products business. Credit risk is monitored and provisions for expected losses are provided as determined necessary by management. The Division generally does not require collateral. The fair value of the accounts receivable approximates the carrying value.

        Georgia-Pacific maintains an accounts receivable secured borrowing program in which receivables of the Corporation and substantially all of its domestic subsidiaries participate. Such receivables are sold to G-P Receivables, Inc., or G-P Receivables, a wholly-owned subsidiary of the Corporation and the special purpose entity to which the receivables of the Corporation and participating domestic subsidiaries are sold. Georgia-Pacific accounts for this program as a secured borrowing. As collections reduce previously pledged interests, new receivables may be pledged. The accounts receivable secured borrowing programs contain various restrictive covenants.

        The receivables presented in the accompanying statements of certain divisional assets and liabilities are those that arose from the operations of the Division. However, they are subject to the secured borrowing program discussed above and have been presented in the accompanying statements in order to more accurately reflect the Division's business. The corresponding obligations which the receivables secure are not presented.

        Georgia-Pacific recorded a receivables-related reserve related to a claim associated with a customer's bankruptcy filing in 2000 which was brought against the Corporation alleging that the Corporation received preferential payments. The original $4 million reserve represented the Division's estimated liability at that time. During 2001, the claim was reevaluated based on investigations to that date, and the Division's estimated liability was reduced to $3 million. In the fourth quarter of 2002, the case was settled, and the Division's portion of the settlement was approximately $1.2 million. The remaining $1.8 million reserve was reversed to income at that time.

        The following reflects the Division's activity in the Corporation's receivables related reserve accounts:

	Beginning Balance	Expense/ (Income)	Writeoffs and Other, Net	Ending Balance
		(In Thousands)
2001
Allowance for doubtful accounts and related reserves	$6,858	$5,977	$(2,920)	$9,915
Receivable-related reserve	4,000	(1,000)	—	3,000
2002
Allowance for doubtful accounts and related reserves	$9,915	$3,819	$(4,190)	$9,544
Receivable-related reserve	3,000	(1,822)	(1,178)	—
2003
Allowance for doubtful accounts and related reserves	$9,544	$6,473	$(6,804)	$9,213

7.    Employee Benefits

Defined Benefit Pension and Postretirement Plans

        Employees of the Division participate in various pension and health and welfare plans sponsored by the Corporation. A portion of the Corporation's employee benefit costs has been allocated to the Division for its participation in these noncontributory defined benefit pension plans and postretirement health care and life insurance benefit plans. Approximately $10.770 million, $9.541 million and $4.450 million has been recorded in the accompanying statements of operations for the fiscal years 2003, 2002 and 2001, respectively, related to the Division employees' participation in the Corporation's defined benefit pension and postretirement plans. The obligations for these future costs are not reflected in the accompanying balance sheet.

        The allocation of these costs has been based on a combination of the number of employees, employee salaries, or specifically attributable benefits within each plan. The allocated pension and postretirement healthcare expense is the resulting proportional amount of that cost calculated in accordance with SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, respectively. The Division has accounted for its participation in the Corporation's noncontributory defined benefit pension plans in accordance with multi-employer pension plan guidance in SFAS No. 87. The Division's participation in Georgia-Pacific's pension plans qualifies as one employer in a multi-employer pension plan in accordance with SAB No. 55, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity; Cheap Stock.

Management believes the method of allocation is equitable and provides a reasonable estimate of the costs attributable to the Division. Such allocations are not intended to represent the costs that would be incurred as if the Division had operated on an independent basis.

Defined Contribution Plans

        The Division's employees also participate in several defined contribution plans sponsored by the Corporation. The Corporation's contributions to the plans are based on employee contributions and compensation. The portion of the Corporation's contributions related to the Division's employees totaled $4.8 million in 2003, $4.6 million in 2002 and $4.8 million in 2001.

8.    Commitments and Contingencies

Operating Leases

        Total rental expense was approximately $6.897 million, $6.664 million, and $6.586 million in 2003, 2002 and 2001, respectively.

        At January 3, 2004, total commitments of the Division under long-term, noncancelable operating leases were as follows (in thousands):

2004	$6,334
2005	6,400
2006	6,337
2007	6,826
2008	6,826
Thereafter	25,816

Total	$58,539

Environmental and Legal Matters

        Georgia-Pacific is involved in various legal proceedings incidental to its businesses and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. For matters that can be directly attributed to or reasonably associated with the operations of the Division, the estimated costs have been allocated to the Division.

        Georgia-Pacific and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. No reserves or costs of Georgia-Pacific's asbestos claims have been assigned or allocated to the division.

Collective Bargaining Agreements

        Approximately 36% of the Company's total work force is covered by collective bargaining agreements. Collective bargaining agreements representing approximately 9.2% of the Company's work force will expire within one year.

9.    Inventory Reserve Accounts

        The following reflects the Division's activity for inventory reserve accounts:

	Beginning Balance	Expense	(Income)	Ending Balance
	(In Thousands)
2001
LIFO Reserve	$32,477	$6,997	$—	$39,474
Obsolescence/Damaged Inventory Reserve	2,333	693	—	3,026
2002
LIFO Reserve	39,474	—	(3,194)	36,280
Obsolescence/Damaged Inventory Reserve	3,026	—	(201)	2,825
2003
LIFO Reserve	36,280	—	(4,301)	31,979
Obsolescence/Damaged Inventory Reserve	2,825	—	(699)	2,126

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BlueLinx Holdings Inc.

We have audited the accompanying consolidated balance sheet of BlueLinx Holdings Inc. (a Delaware corporation) (formerly ABP Distribution Holdings Inc., a Georgia corporation) and subsidiaries as of May 6, 2004 and the related consolidated statements of operations and shareholder's deficit for the period from the date of inception (March 8, 2004) to May 6, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BlueLinx Holdings Inc. and subsidiaries at May 6, 2004, and the consolidated results of their operations for the period from the date of inception (March 8, 2004) to May 6, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young
Atlanta, Georgia
October 7, 2004

 BLUELINX HOLDINGS INC.
(formerly ABP Distribution Holdings Inc.) and Subsidiaries

CONSOLIDATED BALANCE SHEET
May 6, 2004

(in thousands)

Assets:
Prepaid acquisition costs	$7,071
Prepaid debt issuance costs	1,280
Deferred income taxes	513

Total assets	$8,864

Liabilities and Shareholder's Deficit:
Accounts payable and accrued expenses	$9,251
Accounts payable to related party	415
Total liabilities	9,666

Shareholder's Deficit:
Common stock, 25,000,000 shares authorized, 1,000 shares issued and outstanding	1
Preferred stock, 95,000 shares authorized, zero issued and outstanding	—
Receivable from shareholder	(1)
Accumulated deficit	(802)

Total shareholder's deficit	(802)

Total liabilities and shareholder's deficit	$8,864

See accompanying notes

 BLUELINX HOLDINGS INC.
(formerly ABP Distribution Holdings Inc.) and Subsidiaries

CONSOLIDATED STATEMENT OF LOSS

For the period from inception (March 8, 2004) through May 6, 2004

(in thousands)

Start-up and organizational costs	$(1,315)
Benefit for income taxes—deferred	513

Net loss	$(802)

See accompanying notes

 BLUELINX HOLDINGS INC.
(formerly ABP Distribution Holdings Inc.) and Subsidiaries

CONSOLIDATED STATEMENT OF SHAREHOLDER'S DEFICIT

For the period from inception (March 8, 2004) through May 6, 2004

(in thousands)

	Common Stock	Receivable From Shareholder	Accumulated Deficit	Total Shareholder's Deficit
Issuance of common stock	$1	$(1)	$—	$—
Net loss	—	—	(802)	(802)

Total as of May 6, 2004	$1	$(1)	$(802)	$(802)

See accompanying notes

 BLUELINX HOLDINGS INC.
(Formerly ABP Distribution Holdings Inc.) and Subsididaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 6, 2004

1.
Background

        BlueLinx Holdings Inc. (the "Company") was incorporated in Georgia as a wholly owned subsidiary of Cerberus ABP Investor LLC, with the name of ABP Distribution Holdings Inc. on March 8, 2004. On May 7, 2004, the Company and its subsidiaries acquired the assets of the Georgia-Pacific Corporation Building Products Distribution Division (the "Acquisition"). From inception through the date of the Acquisition, the Company engaged in organizational and start-up activities and incurred costs directly associated with the Acquisition and in arranging debt financing associated with it. On August 30, 2004, the Company changed its state of incorporation to Delaware and changed its name to BlueLinx Holdings Inc.

2.
Summary of Significant Accounting Policies

Principles of consolidation

        The Company consolidates its wholly-owned subsidiary, BlueLinx Corporation, and BlueLinx Corporation's wholly-owned subsidiaries. These entities were formed at the same time as the Company.

Prepaid acquisition costs

        Costs, incurred from inception until the Acquisition, that were directly related to the Acquisition were recorded as prepaid acquisition costs. These costs will be included in the total cost of the Acquisition to be allocated under the purchase method of accounting.

Prepaid debt issuance costs

        Costs, incurred from inception until the Acquisition, that were directly related to obtaining debt financing were recorded as prepaid debt issuance costs. These costs will be capitalized upon the issuance of the related debt and amortized over its term.

Accounts payable and accrued expenses

        Prior to the Acquisition, the Company operated on a non-cash basis. All costs were either accrued or billed but not paid until after the Acquisition closed. The amount in the accompanying consolidated balance sheet represents costs prior to May 6, 2004 that were subsequently paid.

Receivable from shareholder

        On the date of incorporation, March 8, 2004, common stock was subscribed for by the initial shareholder. However, no cash was received from the shareholder during the period prior to May 7, 2004.

Start-up and organizational costs

        Start-up and organizational costs incurred that were not directly related to the Acquisition or to the issuance of debt were expensed in accordance with AICPA Statement of Position 98-5.

Income taxes

        Deferred income taxes are provided using the liability method under the provisions of SFAS No. 109 Accounting for Income Taxes. Accordingly, deferred income taxes are recognized for differences between the income tax and financial reporting bases of the asset and liabilities of the Company based on enacted tax laws and tax rates (39% effective tax rate, which approximates the combined federal and state statutory rates) applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax assets relate to the tax effects of start-up and organizational costs that have not yet been deducted for federal income tax reporting purposes. No valuation allowance has been provided against the deferred income tax assets as they will be recoverable through taxable income generated after the Acquisition.

Statement of cash flows

        A statement of cash flows has not been presented as all transactions prior to May 6, 2004 were non-cash.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

3.
Related party transactions

        As of May 6, 2004, the Company had accounts payable in the amount of $415,000 to Cerberus ABP Investor LLC or its affiliates related to reimbursement of various items. These amounts due to Cerberus ABP Investor LLC or its affiliates are non-interest bearing, and thus no interest expense has been recorded.

 BLUELINX HOLDINGS INC.
(Formerly ABP Distribution Holdings Inc.)
CONSOLIDATED BALANCE SHEET
(unaudited)
AND
BUILDING PRODUCTS DISTRIBUTION DIVISION OF
GEORGIA-PACIFIC CORPORATION

STATEMENT OF CERTAIN ASSETS AND LIABILITIES
(in thousands)

		Pre-acquisition Period
	BlueLinx July 3, 2004	Building Products Distribution Division of Georgia- Pacific Corporation January 3, 2004
Assets:
Cash	$32,902	$506
Receivables	528,423	292,867
Inventories:
Finished goods	485,803	338,138
LIFO reserve	—	(31,979)

Inventories, net	485,803	306,159
Deferred income tax assets, current	356	1,446
Other current assets	37,810	14,572

Total current assets	1,085,294	615,550

Property, plant, and equipment:
Land and land improvements	54,162	116,556
Buildings	89,972	193,590
Machinery and equipment	35,396	191,878
Construction in progress	141	18

Property, plant, and equipment, at cost	179,671	502,042
Accumulated depreciation	(1,806)	(300,951)

Property, plant, and equipment, net	177,865	201,091
Deferred income tax assets	2,123	—
Intangible and other non-current assets	27,163	3

Total assets	$1,292,445	$816,644

Liabilities:
Current liabilities:
Accounts payable and bank overdrafts	$438,851	$150,812
Payable to Georgia-Pacific for working capital settlement	41,033	—
Accrued compensation	18,716	15,963
Current maturities of long-term debt	165,539	—
Other current liabilities	20,573	6,103

Total current liabilities	684,712	172,878

Noncurrent liabilities:
Long-term debt	486,230	—
Deferred income taxes	—	3,792
Other long-term liabilities	9,912	2,901

Total liabilities	1,180,854	179,571

Shareholder's Equity/Parent's Investment:
Preferred Stock	95,000	—
Common Stock	5,000	—
Accumulated Other Comprehensive Income	395	—
Retained Earnings	11,196	—
Parent's Investment	—	637,073

Total shareholder's equity and parent's investment	111,591	637,073

Total liabilities and equity	$1,292,445	$816,644

See accompanying notes to the unaudited financial statements

 BLUELINX HOLDINGS INC.
(Formerly ABP Distribution Holdings Inc.)
STATEMENT OF OPERATIONS
AND
BUILDING PRODUCTS DISTRIBUTION DIVISION OF
GEORGIA-PACIFIC CORPORATION
STATEMENTS OF REVENUE AND DIRECT EXPENSES
(in thousands, except per share data)
(unaudited)

	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003
Net sales	$955,612	$1,885,334	$1,910,907
Cost of sales	866,203	1,658,123	1,722,398

Gross profit	89,409	227,211	188,509

Operating expenses:
Selling, general, and administrative	62,292	139,203	159,284
Depreciation and amortization	2,317	6,175	9,948

Total operating expenses	64,609	145,378	169,232

Operating income	24,800	81,833	19,277
Non-operating expenses (income):
Interest expense	6,620	—	—
Other expense (income), net	(174)	614	(5)

Income before income taxes	18,354	81,219	19,282
Provision for income taxes	7,158	30,782	7,404

Net income	$11,196	$50,437	$11,878

Less: Preferred stock dividends	1,484

Net income (loss) applicable to common stockholders	$9,712

Basic weighted average number of common shares outstanding	20,000

Basic net income (loss) per share applicable to common stock	$0.49

Diluted weighted average number of common of common stock.	20,000

Diluted net income (loss) per share applicable to common stock	$0.49

 BLUELINX HOLDINGS INC.
(Formerly ABP Distribution Holdings Inc.)
STATEMENT OF CASH FLOWS
AND
BUILDING PRODUCTS DISTRIBUTION
DIVISION OF GEORGIA-PACIFIC CORPORATION
STATEMENT OF DIRECT CASH FLOWS
(in thousands)
(unaudited)

	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003
Cash flows from operating activities:
Net Income	$11,196	$50,437	$11,878
Adjustments to reconcile revenues in excess of direct expenses to cash provided by operations:
Depreciation and amortization	2,317	6,175	9,948
Amortization of debt issue costs	459	—	—
Deferred income tax provision (benefit)	(2,479)	9,183	2,758
Changes in assets and liabilities:
Receivables	56,794	(292,350)	(116,231)
Inventories	1,348	(145,689)	(21,067)
Accounts payable	9,741	259,383	46,364
Changes in other working capital	(4,699)	1,666	(5,865)
Other	1,238	(1,563)	(1,845)

Net cash provided by (used in) operating activities	75,915	(112,758)	(74,060)

Cash flows from investing activities:
Acquisition of operating assets of division	(773,337)	—	—
Property, plant, and equipment investments	(140)	(1,378)	(2,035)
Proceeds from sale of assets	—	252	1,111

Net cash used in investing activities	(773,477)	(1,126)	(924)

Cash flows from financing activities:
Net transactions with Georgia-Pacific Corporation	—	88,352	75,259
Issuance of Preferred Stock	95,000	—	—
Issuance of common stock	5,000	—	—
Net increase in revolving credit facility	451,769	—	—
Proceeds from issuance of term loan	100,000	—	—
Proceeds from issuance of mortgage payable	100,000	—	—
Fees paid to issue debt	(15,194)	—	—
Increase (decrease) in bank overdrafts	(6,111)	25,026	(132)

Net cash provided by financing activities	730,464	113,378	75,127

Increase (decrease) in cash	32,902	(506)	143
Balance, beginning of period	—	506	155

Balance, end of period	$32,902	$—	$298

Supplemental Cash Flow Information
Income taxes paid for the period	$1,001	$21,941	$4,645

Interest paid during the period	$3,503	$—	$—

 BLUELINX HOLDINGS INC.
(Formerly ABP Distribution Holdings Inc.)/
BUILDING PRODUCTS DISTRIBUTION DIVISION OF
GEORGIA-PACIFIC CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JULY 3, 2004, MAY 7, 2004 AND JUNE 28, 2003

Basis of Presentation

        BlueLinx Holdings Inc. was created on March 8, 2004 as a Georgia corporation named ABP Distribution Holdings Inc. On May 7, 2004, the Company and its subsidiary acquired the assets of the building products distribution division of Georgia-Pacific, as described below. On August 30, 2004, ABP Distribution Holdings Inc. merged into BlueLinx Holdings Inc., a Delaware corporation.

        The accompanying unaudited, consolidated financial statements have been prepared in accordance with Regulation S-X promulgated by the Securities and Exchange Commission related to interim period financial statements and, therefore, do not include all pertinent information and footnotes normally included in the financial statements prepared in conformity with accounting principles generally accepted in the United States of America. They should be read in conjunction with the consolidated financial statements of BlueLinx Corporation, formally known as the Building Products Distribution Division of Georgia-Pacific Corporation (the "Division"), for the fiscal year ended January 3, 2004 or any future periods.

        The accompanying consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments and accruals) that management considers necessary for a fair presentation of its financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year. We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors which are common in the building products distribution industry.

Business Combinations

        On March 12, 2004, we and our operating company entered into two separate definitive agreements to acquire the real estate and operating assets, respectively, of the division. The transactions were consummated on May 7, 2004. We refer to the period prior to May 7, 2004 as the "pre-acquisition period." The acquisition of the assets of the division was accounted for using the purchase method of accounting, and the assets acquired and liabilities assumed were accounted for at their fair market values at the date of consummation based on preliminary estimates. We are currently finalizing our evaluation of asset appraisals for acquired property, plant and equipment and are waiting on a final actuarial valuation for our hourly pension plan. The final allocation of the purchase price may differ from the amounts reflected herein, and those differences could be significant.

        The total purchase price for the acquisition of the assets, including fees and expenses, was approximately $820 million (subject to a post-closing working capital adjustment). As of July 3, 2004, we had paid purchase consideration of approximately $773 million. Based on our calculation, we are obligated to make a final working capital settlement payment of $47.2 million to Georgia-Pacific, plus 4% interest per annum from the closing date of the acquisition of which $41.0 million was accrued as of July 3, 2004. The additional $6.2 million was agreed upon between Georgia-Pacific and the Company subsequent to July 3, 2004 and will be recorded in the third quarter. Our asset purchase was funded with net proceeds of $476 million from drawings under our asset-based revolving credit facility, net proceeds of $97 million from our term loan, proceeds of $100 million from a mortgage loan made to us by ABPMC, an affiliate of Cerberus, proceeds of $95 million from issuance of preferred stock and proceeds of $5 million from issuance of common stock. In addition, we paid debt issue costs of $12 million and $3 million for our asset-based revolving credit facility and our term loan facility, respectively. We and our parent were formed by Cerberus Capital Management, L.P. in connection with the acquisition.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (amounts in millions).

Accounts Receivable	$585
Inventories	487
Other current assets	14
Intangible assets	16
Property, plant, & equipment	186

Total assets	$1,288

Accounts payable and bank overdrafts	$435
Accrued compensation	17
Other current liabilities	6
Other non-current liabilities	10

Total liabilities	468

Fair value of net assets acquired	$820

        Our intangible assets are comprised of customer relationships, internally developed software, and supply agreements each totaling $7 million, $4 million, and $5 million, respectively. These assets will be amortized over a period of 6 years, 3 years, and 6 years, respectively.

        The following table summarizes first half 2004 and first half 2003 pro forma results as if the acquisition occurred on December 29, 2002 (amounts in millions).

	Six Months Ended July 3, 2004	Six Months Ended June 28, 2003
Net sales	$2,841	$1,911
Income (loss) before income taxes	95	(11)
Net income (loss)	58	(7)
Net income (loss) applicable to common stock	52	(12)
Basic and Diluted earnings (loss) per share	2.62	(0.58)

        The first half of 2004 includes approximately $8 million in one-time expenses associated with the acquisition transactions.

Revolving Credit Facility

        On May 7, 2004, the Company entered into a $700 million revolving credit facility that matures on May 7, 2009. Advances under the revolving credit facility are made as prime rate loans or LIBOR loans at our election. The revolving credit facility loans are secured by (i) a first priority security interest in all our inventory and receivables and (ii) while our term loan facility is in place, a second priority security interest in all our other personal property. Borrowing availability is based on eligible accounts receivable and inventory. As of July 3, 2004, the Company had outstanding borrowings of $451.8 million and availability of $229.2 million under the terms of the revolving credit facility.

        Interest rates payable upon such advances are based upon the prime rate or LIBOR rate, depending on the type of loan the Company chooses, plus an applicable margin. In general, borrowings are at LIBOR rate plus 2.25% and/or prime plus 0.75%. However, the applicable interest rates for prime rate and eurodollar loans are subject to adjustments based on the Company's EBITDA amount as defined in the revolving credit facility. The weighted average interest rates on borrowings for the period from May 7, 2004 through July 3, 2004 was 4.09%. Under the revolving credit facility, the Company pays an unused line fee ranging from 0.375% to 0.50% on the unused portion of the commitment. The Company incurred $12 million of debt issue costs related to the revolving credit facility which are being amortized over the term of the facility.

        The revolving credit facility contains customary negative covenants and restrictions for asset based loans. In addition, the revolving credit facility requires, during a period commencing on the date on which the amount of excess availability under our revolving credit facility has been less than $40 million for the third consecutive business day and ending on a subsequent date on which the amount of adjusted excess availability has been equal to or greater than $40 million for the sixtieth consecutive day, that (i) we meet a monthly fixed charge coverage test, as defined in the revolving credit agreement and (ii) we not incur capital expenditures of more than $20 million in any fiscal year. When measured, we are required to maintain a fixed charge coverage ratio of 1.1 to 1.0.

Mortgage and Mezzanine Financing

        Concurrently with this offering, the Company intends to obtain from a third party a new mortgage and mezzanine financing in the aggregate amount of $165 million. The new mortgage and the mezzanine financing obtained by the Company and its subsidiaries will be used to pay off the Company's existing mortgage and redeem the series A preferred stock that remains outstanding and pay all accrued and unpaid dividends thereon.

Term Loan Facility

        On May 7, 2004, the Company entered into a $100 million term loan facility that matures on November 6, 2009. Loans made pursuant to the term loan facility are secured by (i) a first priority security interest in all our personal property other than our inventory and receivables and (ii) while our revolving credit facility is in place, a second priority security interest in our inventory and receivables.

        Loans under the term loan facility are made as reference rate loans or LIBOR rate loans at our election. Interest rates payable upon such advances are based upon the reference rate or LIBOR rate depending on the type of loan we choose, plus an applicable margin. The term loan shall bear interest on the principal amount thereof from time to time outstanding, from the date of the making of the term loan until such principal amount is repaid, as follows: (i) if the relevant portion of the term loan is a LIBOR rate loan, at a rate per annum equal to the greater of (y) the LIBOR rate plus 8.00 percentage points, and (z) 10.00%, and (ii) otherwise, at a rate per annum equal to the greater of (y) the reference rate plus 7.00 percentage points, and (z) 10.00%; provided, however, that the applicable interest rate then in effect on the term loan shall be increased by 0.25 percentage points on every amortization payment date at any time that all or any portion of the quarterly installments (including any amounts previously due and deferred) payable in accordance with the amortization schedule has been deferred for two or more consecutive amortization payment dates until such time as all quarterly installments then due or previously due and deferred have been paid in full in cash; provided, further, that there shall be no more than four quarterly increases in the applicable interest rate for a total increase of one percentage point. Upon the occurrence and during the continuance of an event of default, the principal of, and all accrued and unpaid interest on, all term loans, fees, indemnities or any other obligations under the term loan facility, shall bear interest, from the date such event of default occurred until the date such event of default is cured or waived in writing, at a rate equal at all times to the applicable interest rate plus 2.0 percentage points. The Company incurred $3 million of debt issue costs related to the term loan facility which are being amortized over the term of the facility.

        The outstanding principal of the term loan shall be repayable in consecutive quarterly installments, on the last day of each March, June, September and December commencing on March 31, 2005 (each an "Amortization Payment Date"), each in an amount equal to the amount set forth in the term loan facility; provided, that, the portion of such principal payments (together with any deferred payments) payable as of any Amortization Payment Date that would result, after giving effect thereto, in excess availability under our revolving credit facility of less than $40 million shall be deferred to the next succeeding Amortization Payment Date and shall be paid as set forth in the next sentence. As of each Amortization Payment Date, we shall pay the quarterly installments then due, together with any quarterly installments previously due and deferred, to the extent that, after giving effect to such payments, our excess availability under our revolving credit facility is equal to or greater than $40 million, and any portion of such quarterly installments then due or previously due and deferred that, if paid, would reduce excess availability under our revolving credit facility below $40 million shall be deferred or deferred again to the next succeeding Amortization Payment Date. Annual maturities of the term loan are $0 in 2004, $21,250 in 2005, $18,750 in 2006, $23,750 in 2007, $25,000 in 2008 and $11,250 in 2009. Notwithstanding the foregoing, the outstanding principal of the term loan and all accrued and unpaid interest shall be repaid in full on November 6, 2009.

        The term loan facility contains customary negative covenants and restrictions for transactions of this nature on actions by us that are substantially similar in nature and scope to those negative covenants and restrictions contained in our revolving credit facility. In addition, the term loan facility requires, during a period commencing on the date on which the amount of excess availability under our revolving credit facility has been less than $40 million for the third (3rd) consecutive business day and ending on a subsequent date on which the amount of adjusted excess availability has been equal to or greater than $40 million for the sixtieth (60th) consecutive day, that (i) we meet a monthly fixed charge coverage test, as defined in the term loan agreement, and (ii) we not incur capital expenditures of more than $20 million in any fiscal year. When measured, we are required to maintain a fixed charge coverage ratio of 1.1 to 1.0.

Mortgage Loan

        We are the borrower of a $100 million mortgage loan made by ABPMC, an affiliate of Cerberus, or the ABPMC loan. This loan, which bears interest at 10% per annum, and which matures on or about December 15, 2010, is secured by mortgages encumbering all of our wholly-owned warehouse facilities. Voluntary prepayment (in whole or in part) of the ABPMC loan is permitted at any time without premium or penalty. Any disposition or financing of, or the receipt of casualty insurance proceeds or condemnation awards in connection with, any of the warehouse facilities, triggers a mandatory prepayment of the ABPMC loan in an amount equal to 100% of the net proceeds of such disposition, financing, or receipt of proceeds or awards, except that we have the right to release warehouse facilities from the lien of the ABPMC loan in connection with our right of substitution as permitted under the unitary lease of the properties from us to our operating company, subject to compliance with the conditions thereto contained in the unitary lease and further subject to the spreading of the lien of the ABPMC loan to cover the substitute facilities. We are required to subject any material after-required real property interests to the lien of the ABPMC loan. The ABPMC loan obligations are jointly and severally guaranteed by each of our consolidated subsidiaries.

        Preferred stock    The series A preferred stock ranks senior to all classes of common stock and any other class of capital stock or series of preferred stock with respect to dividend distributions and distributions upon any liquidation, dissolution or winding up of the Company.

        In a Liquidation Event (as such term is defined in the Certificate of Designations of the Series A Preferred Stock), the holders of series A preferred stock shall be entitled to receive an amount per share equal to the sum of the issuance price plus all accrued and/or declared but unpaid dividends ("liquidation preference payment").

        The holders of series A preferred stock shall be entitled to receive, in cash, dividends at the rate of 10% of the liquidation preference payment per annum. Such dividends shall be cumulative, shall compound quarterly and shall accrue daily from the date of issuance.

        At any time, the Company shall have the right to redeem any or all of the outstanding shares of the preferred stock, in cash, at a price per share equal to the liquidation preference payment.

        The Company is required to make an offer to redeem the series A preferred stock upon a Change of Control or a Cash Transaction (as these terms are defined in the certificate of designations for the series A preferred stock) at the redemption price.

        All of our series A preferred stock will be redeemed with the proceeds we receive from this offering and our new mortgage.

Earnings per common share

        Basic and diluted earnings per share is computed by dividing net income less dividend requirements on the series A preferred stock by the weighted average number of common shares outstanding for the period.

Transactions with Georgia-Pacific during the pre-acquisition period

        During the pre-acquisition period, Georgia-Pacific charged the division for the estimated cost of certain functions that were managed by Georgia-Pacific and could reasonably be directly attributed to the operations of the division. These costs included dedicated human resource, legal, accounting, and information systems support. The charges to the division were based on management's estimate of such services specifically used by the division. Where determinations based on specific usage alone were impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the division. The total of these allocations was $5.9 million and $9.5 million for the period from January 4, 2004 to May 7, 2004 and first half of 2003, respectively. Certain general corporate expenses were not allocated to the division. These expenses included portions of property and casualty insurance premiums, health and welfare administration costs, human resources administration costs, finance administration costs, and legal costs. We estimate that these incremental costs would have been approximately $5 million and $7 million for first half of 2004 and the first half of 2003, respectively.

        We believe the assumptions underlying the division's financial statements are reasonable. However, the division's financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, independent company during the periods presented.

        The division purchased a substantial amount of its inventory from Georgia-Pacific; principally lumber, structural panels and industrial wood products (including particleboard, hardboard and softboard). Such transactions were in the ordinary course of business at negotiated prices determined between the division and Georgia-Pacific and may not have reflected spot market prices. Sales to Georgia-Pacific were $3.5 million and $3.7 million for the period from January 4, 2004 to May 7, 2004 and first half of 2003, respectively. Purchases from Georgia-Pacific were $519 million and $486 million for the period from January 4, 2004 to May 7, 2004 and first half of 2003, respectively. For the period from January 4, 2004 to May 7, 2004, Georgia-Pacific Corporation transferred approximately $1.7 million of fixed assets to the division in non-cash transfers. For the first half 2003, Georgia-Pacific Corporation transferred approximately $2.2 million of fixed assets to the division in non-cash transfers. Amounts payable to or receivable from Georgia-Pacific were settled through intercompany accounts at the end of each month. All settlements with Georgia-Pacific were classified as "Net transactions with Georgia-Pacific Corporation" in the accompanying statements of cash flows.

Agreements with Georgia-Pacific

        Supply Agreement.    Concurrently with the acquisitions, we entered into a Master Purchase, Supply & Distribution Agreement with Georgia-Pacific. Under the supply agreement, we have substantial minimum purchase volume commitments with respect to most of the products supplied to us. If we fail or refuse to purchase any products that we are obligated to purchase pursuant to the supply agreement, Georgia-Pacific has the right to sell products to third parties and for certain products terminate our exclusivity and we may be required to pay monetary penalties. The agreement has a five-year initial term followed by an "evergreen" provision and requires two years' notice, exercisable after year four, to terminate. The agreement also details distribution rights by product categories. The supply agreement may be terminated by either party for a material breach. However, if the material breach only affects one or more, but not all, of the product categories, the non-breaching party may only terminate the affected product categories and the remaining product categories will remain in full force.

        Transition Agreements.    At the closing of the acquisition, our operating company entered into a transition services agreement with Georgia-Pacific. The services covered under the agreement include all currently provided support services in the several operating areas, including transportation management and sales and marketing. We have agreed to compensate Georgia-Pacific for services provided during the transition period on an agreed upon cost-plus basis.

        In addition to the transition services agreement, we have also entered into agreements with Georgia-Pacific to provide transition services in information technology, or IT, and human resources. The IT support services agreement provides for infrastructure, business systems, operational systems, and network support services for a period of one-year, however, our operating company may elect to sooner terminate one or more sub-categories of IT support services, or alternatively, may elect to have Georgia-Pacific continue to provide any or all sub-categories of IT support services for an additional six-month period beyond the initial term. The human resources agreement provides for payroll, employee benefits administration, and other specified human resources-related administrative services until November 7, 2004, or, if extended, until December 31, 2004.

        Charges for transition services are approximately $1 million per month.

Inventory Valuation

        Inventories purchased from unaffiliated entities are valued at the lower of moving average cost or market. During the pre-acquisition period, the last-in, first-out (LIFO) method was used to determine the cost of those inventories purchased from Georgia-Pacific. Inventories consist primarily of finished goods.

Stock-Based Compensation

  Equity Plan

        The equity incentive plan is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals and covers employees, directors and consultants. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of our common stock and restricted shares of our common stock to participants of the plan selected by our board of directors or a committee of the board, or the Administrator.         shares of common stock have been reserved under the plan. The terms and conditions of awards are determined by the Administrator for each grant, except that, unless otherwise determined by the Administrator, or as set forth in an award agreement, options vest and become exercisable as follows: 50% of an option grant vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant date and 1/3 on the third anniversary of the grant date; and the remaining 50% of the option grant vests in tranches of equal amounts on the December 31 following the first, second, third and fourth anniversary of the grant date if certain performance targets established by the board as of the December 31 of the applicable year are attained.

        Unless otherwise determined by the Administrator or as set forth in an award agreement, upon a "Liquidity Event," all unvested awards will become immediately exercisable and the Administrator may determine the treatment of all vested awards at the time of the Liquidity Event. A "Liquidity Event" is defined as (1) an event in which any person who is not our affiliate becomes the beneficial owner, directly or indirectly, of fifty percent or more of the combined voting power of our then outstanding securities or (2) the sale, transfer or other disposition of all or substantially all of our business, whether by sale of assets, merger or otherwise to a person other than Cerberus.

        On August 30, 2004, we granted certain of our employees options to purchase an aggregate amount of              shares of our common stock at an exercise price of $              per share. 70% of each option granted to the employees vests in equal annual installments on the first, second and third anniversary of the date of grant. The remaining 30% of each option vests in equal amounts on December 31 following the first, second, third and fourth anniversary of the date of grant provided that certain performance targets established by the board or the compensation committee are attained.

        In addition, on August 31, 2004, we granted each of our three independent directors options to purchase              shares of our common stock at an exercise price of $              per share. Each of these options will vest at the end of the directors' initial term, which time will coincide with our 2005 annual meeting of shareholders. We also granted options to purchase                   shares of our common stock at an exercise price of $              to our chairman in consideration for his service as chairman of our board of directors. Our chairman's options vest under the same terms as those options granted to our independent directors.

        Certain of the division's employees participated in equity compensation plans sponsored by the Georgia-Pacific. Georgia-Pacific's plans authorized grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific common stock. During the period from January 4, 2004 to May 7, 2004, the division recorded $3.5 million of stock-based compensation related to these plans. Of this amount, $2.7 million related to accelerated vesting of certain awards upon change-of-control. During the first half of 2003, the division recorded $0.3 million of stock-based compensation related to these plans.

Recently Issued Accounting Pronouncements

        On March 31, 2004, the FASB issued an exposure draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95. The proposed change in accounting would replace existing requirements under SFAS 123, Accounting for Stock-Based Compensation, and APB Opinion 25, Accounting for Stock Issued to Employees. The exposure draft covers a wide range of equity-based compensation arrangements. Under the FASB's proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. The comment period for the exposure draft ended on June 30, 2004, and final rules are expected to be issued in late 2004. The standard would be applicable for fiscal years beginning after December 15, 2004. We are currently evaluating the impact of the proposed change in accounting, but will not know the ultimate impact until the final rules are issued.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS No. 149 amends SFAS 133, "Accounting for Derivative

Instruments and Hedging Activities" for decisions made: (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133; (2) in connection with other FASB projects dealing with financial instruments; and (3) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contain financing components. The statement is generally effective for contracts entered into or modified after June 30, 2003 and is to be applied prospectively. We have determined that the adoption of the provisions of SFAS No. 149 will not have a material effect on our financial condition, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements, either, as equity or between the liability section and the equity section, rather than as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have determined that the adoption of the provisions of SFAS No. 150 will not have a material effect on our financial condition, results of operations or cash flows.

Accumulated Other Comprehensive Income (Loss)

        Accumulated other comprehensive income (loss) includes the following:

	Foreign Currency Translation Adjustment
	BlueLinx	Pre-acquisition Period
	Period from Inception (March 8, 2004) to July 3, 2004	Period from January 4, 2004 to May 7, 2004	Six Months Ended June 28, 2003
Balance at beginning of period	$—	$12	$(1,050)
Activity, net of taxes	395	(612)	1,079

Balance at end of period	$395	$(600)	$29

Commitments and Contingencies

Operating Leases

        At July 3, 2004, total commitments under long-term, non-cancelable operating leases were as follows (in thousands):

2004	$3,218
2005	6,440
2006	6,378
2007	6,847
2008	6,826
Thereafter	19,921

Total	$49,630

Environmental and Legal Matters

        The Company is involved in various legal proceedings incidental to its businesses and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. Management believes that the disposition of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company.

        Georgia-Pacific and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. No reserves or costs of Georgia-Pacific's asbestos claims were assigned or allocated to the division. In addition, Georgia-Pacific has agreed to indemnify us against any claim arising from environmental conditions that existed prior to May 7, 2004.

Recent Developments

        Hurricane Ivan caused significant damage at our distribution center in Pensacola, Florida. The facility was evacuated on September 15, 2004, one day prior to the arrival of the storm. We reopened the facility for business on September 22, 2004 and expect it to be fully operational within the fourth quarter. Total losses are currently estimated at $2 million with maximum cost to the Company of $1 million, equal to its deductible.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                          , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

BlueLinx Holdings Inc.

Common Stock

Goldman, Sachs & Co.
Morgan Stanley
Credit Suisse First Boston
Lehman Brothers

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the NASD fee are estimated.

SEC Registration Fee		$19,005
New York Stock Exchange Listing Fee		250,000
NASD Fee		15,500
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Fees and Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers

Indemnification Under the Delaware General Corporation Law

        Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The DGCL also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  (1)
  for any breach of the director's duty of loyalty to the corporation or its stockholders,

  (2)
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  (3)
  for unlawful payments of dividends or unlawful stock purchases or redemptions, or

  (4)
  for any transaction from which the director derived an improper personal benefit.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under Our Certificate of Incorporation

        Article V of our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same may be amended and supplemented from time to time, the personal liability of our directors shall be eliminated.

Indemnification Under Our Bylaws

        Section 6.01 of Article VI of our bylaws provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person.

Indemnification Under Indemnification Agreements With Our Directors and Officers

        Reference is made to the form of Indemnification Agreement to be entered into between us and each of our directors and certain of our officers pursuant to which we will agree to indemnify these persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

Item 15. Recent Sales of Unregistered Securities.

        The following is a list of all securities sold or issued by us within the past three years:

(1)
In March 2004, we issued 100 shares of our common stock to Cerberus ABP Investor LLC for an aggregate purchase price of $1,000. The shares were issued in reliance on Section 4(2) of the Securities Act as the sale of the securities did not involve a public offering. Appropriate legends were affixed to the share certificate issued in such transaction.

(2)
In May 2004, we issued 18,099,900 shares of our common stock to Cerberus ABP Investor LLC for an aggregate purchase price of $4,524,975. The shares were issued in reliance on Section 4(2) of the Securities Act as the sale of the securities did not involve a public offering. Appropriate legends were affixed to the share certificate issued in such transaction.

(3)
In May 2004, we issued 95,000 shares of our series A preferred stock to Cerberus ABP Investor LLC for an aggregate purchase price of $95,000,000. The shares were issued in reliance on Section 4(2) of the Securities Act as the sale of the securities did not involve a public offering. Appropriate legends were affixed to the share certificate issued in such transaction.

(4)
In May 2004, we issued shares of our common stock in private placements to certain of our executives as follows:

(i)
700,000 shares to Charles H. McElrea for an aggregate purchase price of $175,000;

(ii)
500,000 shares to George R. Judd for an aggregate purchase price of $125,000;

(iii)
300,000 shares to Steven C. Hardin for an aggregate purchase price of $75,000;

(iv)
200,000 shares to David J. Morris for an aggregate purchase price of $50,000;

(v)
100,000 shares of our common stock to James C. Herbig for an aggregate purchase price of $25,000; and

(vi)
100,000 shares to Wayne E. Wiggleton for an aggregate purchase price of $25,000.

        All of the foregoing shares were issued in reliance on Section 4(2) of the Securities Act as none of the sales of the securities involved a public offering. Each of the purchasers represented to us that he was an accredited investor and was acquiring the shares for investment and not distribution, and appropriate legends were affixed to the share certificates issued in each transaction.

(5)
On August 30 and 31, 2004, we granted options to purchase 1,259,000 shares of our common stock to certain of our employees and directors pursuant to our equity incentive plan at an exercise price of $3.75 per share. The options were issued pursuant to compensatory plans or agreements with employees and directors in reliance on Rule 701 of the Securities Act.

        There were no underwriters employed in connection with the sales and issuances described in paragraphs (1) through (5).

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant to become effective upon closing of this offering
3.2*	Amended and Restated Bylaws of the Registrant to become effective upon closing of this offering
4.1*	Specimen of Common Stock Certificate
4.2	Registration Rights Agreement, dated as of May 7, 2004, by and among Registrant and the initial holders specified on the signature pages thereto	(A)
4.3	Letter Agreement, dated as of August 30, 2004, by and among Registrant, Cerberus ABP Investor LLC, Charles H. McElrea, George R. Judd, David J. Morris, James C. Herbig, Wayne E. Wiggleton and Steven C. Hardin	(A)
4.4**	Investment Letter dated March 10, 2004 between Registrant and Cerberus ABP Investor LLC, as Purchaser of Common Stock.
4.5**	Investment Letter dated May 7, 2004 between Registrant and Cerberus ABP Investor LLC as Purchaser of Common Stock
4.6**	Investment Letter dated May 7, 2004 between Registrant and Cerberus ABP Investor LLC as Purchaser of Preferred Stock
4.7**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and Charles H. McElrea
4.8**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and David J. Morris

4.9**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and George R. Judd
4.10**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and Steven Hardin
5.1*	Opinion of Schulte Roth & Zabel LLP
10.1	Asset Purchase Agreement, dated as of March 12, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Material Sales, Ltd. and BlueLinx Corporation	(A)
10.2	First Amendment to Asset Purchase Agreement, dated as of May 6, 2004, by and among Georgia-Pacific, Georgia-Pacific Building Material Sales, Ltd. and BlueLinx Corporation	(A)
10.3†	Master Purchase, Supply and Distribution Agreement, dated May 7, 2004 by and between BlueLinx Corporation and Georgia-Pacific	(A)
10.4	Loan and Security Agreement, dated as of May 7, 2004, by and among BlueLinx Corporation, the financial institutions from time to time party thereto as lenders, Congress in its capacity as administrative and collateral agent, and Congress and Goldman Sachs Credit Partners L.P., as co-lead arrangers and co-syndication agents	(A)
10.5	Severance Agreement between BlueLinx Corporation and Charles H. McElrea, dated May 7, 2004	(A)
10.6	Severance Agreement between BlueLinx Corporation and David J. Morris, dated May 7, 2004	(A)
10.7	Severance Agreement between BlueLinx Corporation and George R. Judd, dated May 7, 2004	(A)
10.8	Severance Agreement between BlueLinx Corporation and Steven C. Hardin, dated May 7, 2004	(A)
10.9	Severance Agreement between BlueLinx Corporation and Barbara V. Tinsley, dated May 7, 2004	(A)
10.10	BlueLinx Holdings Inc. Equity Incentive Plan	(A)
10.11	Form of Indemnification Agreement	(A)
21.1	List of subsidiaries of the Registrant	(A)
23.1**	Consent of Ernst & Young LLP regarding the consolidated financial statements of the Registrant and its subsidiaries
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)
24	Power of Attorney (included on signature page of initial filing)	(B)

*
To be filed by amendment.

**
Filed herewith.

†
Portions of this document were omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Exchange Act.

(A)
Previously filed as an exhibit to Amendment No. 1 to Form S-1 (Reg. No. 333-118750) filed with the SEC on October 1, 2004.

(B)
Previously filed on the signature page of the Company's Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the SEC on September 2, 2004.

Item 17. Undertakings.

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (2)
  That, for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (3)
  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the security offered therein, and the offering of such securities of such form shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, BlueLinx Holdings Inc. has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 8th day of October, 2004.

BLUELINX HOLDINGS INC.
Date: October 8, 2004	By:	/s/ CHARLES H. MCELREA
Name: Charles H. McElrea Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES H. MCELREA Charles H. McElrea	Chief Executive Officer and Director (principal executive officer)	October 8, 2004
* David J. Morris	Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 8, 2004
* Joel A. Asen	Director	October 8, 2004
* Jeffrey J. Fenton	Chairman of the Board of Directors	October 8, 2004
* Stephen E. Macadam	Director	October 8, 2004
* Steven F. Mayer	Director	October 8, 2004
* Michael Rossi	Director	October 8, 2004
* Alan H. Schumacher	Director	October 8, 2004

* Lenard B. Tessler	Director	October 8, 2004
* Robert G. Warden	Director	October 8, 2004
*By:	/s/ BARBARA V. TINSLEY Barbara V. Tinsley Attorney-in-fact	October 8, 2004

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant to become effective upon closing of this offering
3.2*	Amended and Restated Bylaws of the Registrant to become effective upon closing of this offering
4.1*	Specimen of Common Stock Certificate
4.2	Registration Rights Agreement, dated as of May 7, 2004, by and among Registrant and the initial holders specified on the signature pages thereto	(A)
4.3	Letter Agreement, dated as of August 30, 2004, by and among Registrant, Cerberus ABP Investor LLC, Charles H. McElrea, George R. Judd, David J. Morris, James C. Herbig, Wayne E. Wiggleton and Steven C. Hardin	(A)
4.4**	Investment Letter dated March 10, 2004 between Registrant and Cerberus ABP Investor LLC. as Purchaser of Common Stock.
4.5**	Investment Letter dated May 7, 2004 between Registrant and Cerberus ABP Investor LLC as Purchaser of Common Stock
4.6**	Investment Letter dated May 7, 2004 between Registrant and Cerberus ABP Investor LLC as Purchaser of Preferred Stock
4.7**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and Charles H. McElrea
4.8**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and David J. Morris
4.9**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and George R. Judd
4.10**	Executive Purchase Agreement dated May 7, 2004 by and among the Registrant, Cerberus ABP Investor LLC and Steven Hardin
5.1*	Opinion of Schulte Roth & Zabel LLP
10.1	Asset Purchase Agreement, dated as of March 12, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Material Sales, Ltd. and BlueLinx Corporation	(A)
10.2	First Amendment to Asset Purchase Agreement, dated as of May 6, 2004, by and among Georgia-Pacific, Georgia-Pacific Building Material Sales, Ltd. and BlueLinx Corporation	(A)
10.3†	Master Purchase, Supply and Distribution Agreement, dated May 7, 2004 by and between BlueLinx Corporation and Georgia-Pacific	(A)
10.4	Loan and Security Agreement, dated as of May 7, 2004, by and among BlueLinx Corporation, the financial institutions from time to time party thereto as lenders, Congress in its capacity as administrative and collateral agent, and Congress and Goldman Sachs Credit Partners L.P., as co-lead arrangers and co-syndication agents	(A)
10.5	Severance Agreement between BlueLinx Corporation and Charles H. McElrea, dated May 7, 2004	(A)
10.6	Severance Agreement between BlueLinx Corporation and David J. Morris, dated May 7, 2004	(A)
10.7	Severance Agreement between BlueLinx Corporation and George R. Judd, dated May 7, 2004	(A)
10.8	Severance Agreement between BlueLinx Corporation and Steven C. Hardin, dated May 7, 2004	(A)
10.9	Severance Agreement between BlueLinx Corporation and Barbara V. Tinsley, dated May 7, 2004	(A)
10.10	BlueLinx Holdings Inc. Equity Incentive Plan	(A)
10.11	Form of Indemnification Agreement	(A)
21.1	List of subsidiaries of the Registrant	(A)

23.1**	Consent of Ernst & Young LLP regarding the consoldiated financial statements of the Registrant and its subsidiaries
23.2*	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1)
24	Power of Attorney (included on signature page of initial filing)	(B)

*
To be filed by amendment.

**
Filed herewith.

†
Portions of this document were omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Exchange Act.

(A)
Previously filed as an exhibit to Amendment No. 1 to Form S-1 (Reg. No. 333-118750) filed with the SEC on October 1, 2004.

(B)
Previously filed on the signature page of the Company's Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the SEC on September 2, 2004.

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BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION STATEMENTS OF PARENT'S INVESTMENT (In Thousands)
BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION STATEMENTS OF DIRECT CASH FLOWS (In Thousands)
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BLUELINX HOLDINGS INC. (formerly ABP Distribution Holdings Inc.) and Subsidiaries CONSOLIDATED BALANCE SHEET May 6, 2004 (in thousands)
BLUELINX HOLDINGS INC. (formerly ABP Distribution Holdings Inc.) and Subsidiaries CONSOLIDATED STATEMENT OF LOSS For the period from inception (March 8, 2004) through May 6, 2004 (in thousands)
BLUELINX HOLDINGS INC. (formerly ABP Distribution Holdings Inc.) and Subsidiaries CONSOLIDATED STATEMENT OF SHAREHOLDER'S DEFICIT For the period from inception (March 8, 2004) through May 6, 2004 (in thousands)
BLUELINX HOLDINGS INC. (Formerly ABP Distribution Holdings Inc.) and Subsididaries NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MAY 6, 2004
BLUELINX HOLDINGS INC. (Formerly ABP Distribution Holdings Inc.) CONSOLIDATED BALANCE SHEET (unaudited) AND BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION STATEMENT OF CERTAIN ASSETS AND LIABILITIES (in thousands)
BLUELINX HOLDINGS INC. (Formerly ABP Distribution Holdings Inc.) STATEMENT OF OPERATIONS AND BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION STATEMENTS OF REVENUE AND DIRECT EXPENSES (in thousands, except per share data) (unaudited)
BLUELINX HOLDINGS INC. (Formerly ABP Distribution Holdings Inc.) STATEMENT OF CASH FLOWS AND BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION STATEMENT OF DIRECT CASH FLOWS (in thousands) (unaudited)
BLUELINX HOLDINGS INC. (Formerly ABP Distribution Holdings Inc.)/ BUILDING PRODUCTS DISTRIBUTION DIVISION OF GEORGIA-PACIFIC CORPORATION NOTES TO UNAUDITED FINANCIAL STATEMENTS JULY 3, 2004, MAY 7, 2004 AND JUNE 28, 2003
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PART II Information Not Required in the Prospectus
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